As submitted confidentially to the Securities and Exchange Commission on February 9, 2021 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Instructure Intermediate Holdings I, Inc.*

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	84-4325548 (I.R.S. Employer Identification No.)

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(800) 203-6755

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Daly

Chief Executive Officer

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(800) 203-6755

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Bradley C. Reed, P.C. Michael P. Keeley Kirkland & Ellis LLP 300 North LaSalle Chicago, IL (312) 862-2000	Matthew A. Kaminer Chief Legal Officer Instructure, Inc. 6330 South 3000 East, Suite 700 Salt Lake City, UT 84121 (800) 203-6755	John T. McKenna Alan D. Hambelton Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ over-allotment option.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	The registrant will change its name to “Instructure, Inc.” prior to the completion of this offering. The term “Instructure, Inc.” in this prospectus refers to Instructure Intermediate Holdings I, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                      , 2021

             Shares

COMMON STOCK

Instructure, Inc. is offering                  shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $                 and $                 per share.

We intend to apply to list our common stock on the                  under the symbol “                .”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 21.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Instructure
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                 shares of common stock solely to cover over-allotments, if any.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our equity sponsor, Thoma Bravo, will own approximately     % of our outstanding common stock (or     % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the                 . See “Management—Corporate Governance—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2021.

MORGAN STANLEY

                    , 2021

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Unless the context otherwise requires, the terms “Instructure,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to (i) Instructure, Inc., where appropriate, and its consolidated subsidiaries prior to the Take-Private Transaction described herein and (ii) Instructure Intermediate Holdings I, Inc. and its consolidated subsidiaries following the Take-Private Transaction described herein. The term “Thoma Bravo Funds” refers to Thoma Bravo Executive Fund XIII, L.P., Thoma Bravo Fund XIII, L.P., Thoma Bravo Fund XIII-A, L.P., and the term “Thoma Bravo” refers to Thoma Bravo UGP, LLC, the ultimate general partner of the Thoma Bravo Funds, and, unless the context otherwise requires, its affiliated entities, including Thoma Bravo, L.P., the management company of the Thoma Bravo Funds.

INSTRUCTURE, INC.

Instructure’s mission is to elevate student success, amplify the power of teachers everywhere, and inspire everyone to learn together by applying the power of simple, purposeful, and transformative software to the important challenge of educating the world’s population.

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation Learning Management System (“LMS”), robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of Portfolium to add online skills portfolio capabilities for Higher Education students and MasteryConnect and Certica to add K-12 assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows – and, since our founding, we have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider.

Technology has fundamentally transformed the way education is delivered and consumed – putting the delivery of world-class experiences and the opportunities they engender within everyone’s reach. Despite technology’s potential to massively scale the impact of high quality instruction and elevate student outcomes, a variety of factors have historically led to slower adoption and implementation in academic institutions, including competing budget priorities, institutional resistance to change, low student-to-device ratios, and poor connectivity in school and at home.

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning remotely for a year, providing an opportunity to demonstrate the efficacy of distance learning at scale and opening up new possibilities for learners who previously could not access quality education. Almost overnight, schools and universities had to rapidly adopt or redeploy online platforms for students and teachers to conduct lessons remotely. As a result of government stimulus and realigned school and university budget priorities, hardware, software, and internet connectivity began to proliferate in regions and markets with historically low levels of access. The COVID-19 pandemic has been a massive tailwind to adoption over the past year, but the need for ongoing technology in education will persist well beyond the pandemic.

The opportunity for platform technologies in education is massive. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to the UNESCO Institute for Statistics, there are an additional 126 million Higher Education students internationally, excluding China and India, and even more in international K-12. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025. A new minimum threshold for the digital classroom experience has been reached and the LMS is now the de facto technology in any learning environment. Students and teachers have now fully embraced technology in education and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Further government stimulus in education is expected to drive technology funding and adoption, particularly in international regions which have seen comparatively less investment than in the U.S. The perfect storm of technology advancements, widespread access to devices, and increased classroom spending has created an extensive and long-lasting transformation of the education market.

Instructure has been a beneficiary of these tailwinds in education technology. We launched Canvas, our LMS application, in 2011 and quickly saw rapid adoption in the Higher Education market as we displaced legacy systems with our cloud-native and extendable platform and won greenfield opportunities where software solutions did not exist. We have grown our K-12 business over time and have experienced significant acceleration during the COVID-19 pandemic as device proliferation and technology acceptance within districts has advanced. Our extendable learning platform is comprised of the following solutions:

•

Canvas LMS. As the cornerstone of our platform, Canvas LMS is designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management, and delivery of face-to-face and online instruction.

•	Canvas Studio. An online video platform which enables customers to host, manage, and deliver impactful video learning experiences.

•	Canvas Catalog. A web-based course catalog and registration system that enables institutions to create and maintain a branded marketplace for their online course offerings.

•

Assessments. Solutions for K-12 assessment that include MasteryConnect, a robust student assessment management system, and Certica, which provides a variety of assessment content solutions and analytics to inform daily instruction in the classroom and data which measure student learning and preparedness for exams mandated by federal and state regulations.

•	Portfolium. Solutions for Higher Education that include Pathways and Program Assessment, which guide students along pathways that lead to skills and knowledge showcased in online portfolios.

•	Canvas Network. An invitation-only offering allowing institutions to offer and deliver courses over the internet to a much broader audience than just their own students.

Our broad capabilities have expanded our total addressable market, provide significant upsell and cross-sell opportunities, and collectively form the basis of an extendable platform which has become a standard among many U.S. Higher Education and K-12 institutions and a growing number of international institutions.

Our global customer base spans from K-12 through Higher Education and Continuing Education, giving us a prominent position to accompany learners throughout their learning lifecycle. We continue to deepen our relationships with Higher Education customers by facilitating their strategic growth – often through powering their emerging Continuing Education initiatives that open their doors to a new universe of non-traditional learners. We are increasingly able to sell to large districts and statewide systems due to the scalability, adaptability, and reliability of our platform. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools, and many of our nation’s largest K-12 systems, such as Broward County, Florida and Clark County, Nevada.

Once implemented, Instructure serves as the connected hub for engagement between teachers, students, parents, content providers, and an always growing ecosystem of partners, including the largest commercial providers and the smallest education technology start-ups. As of December 31, 2020, our platform supported over 50 million users and a rich community of over 500 ecosystem partners. This ecosystem contributes to our innovation and product development, and has resulted in students utilizing partner-integrated products over 2.7 billion times in the fourth quarter of 2020, an increase of 361% over the fourth quarter of 2019. Our best-in-class customer support organization supports our customers and ecosystem partners. Our ecosystem has created a network effect of adoption where the embedded nature of our platform drives compounded usage of our applications and those that our partners deliver. The more our platform is used the more valuable it is to customers and users, increasing customer retention and positioning us to more rapidly expand both our customer base and the Instructure products each of those customers will use.

We went public in 2015 and were subsequently taken private by Thoma Bravo in 2020. Thoma Bravo saw the opportunity to combine our market leadership, tremendous customer loyalty, and superior technology with world class operations, to create a mission-driven company that could also be profitable and enduring. Over the past year, we have transformed our business into a more competitive and focused learning platform leader, well-positioned for long-term, durable growth. We have accomplished our strategic transformation through the following initiatives:

•

Aligned focus on core offerings. We have realigned our business to focus solely on education and our learning platform. We stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions.

•

Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We were able to restructure our sales and marketing organization while improving productivity by eliminating sales coverage in non-core international regions and focusing our efforts solely on education.

•

Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention, with fewer resources than we had at the time of the Take-Private Transaction (as defined below). We simplified our organizational design, moved a portion of our development efforts to Budapest, closed and consolidated facilities internationally and within the U.S., and aligned the organization with our sole focus on serving education.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. For 2018, 2019, and 2020 our revenues were $209.5 million, $258.5 million, and $             million, respectively, representing year-over-year growth of 23% and     %. Our net loss was $43.5 million, $80.8 million, and $             in 2018, 2019, and 2020, respectively. Our adjusted EBITDA was $(11.2) million, $(9.3) million, and $             million in 2018, 2019, and 2020, respectively. We generated operating cash flow of $0.1 million, $18.9 million, and $             million in 2018, 2019, and 2020, respectively. Our free cash flow was $(10.9) million, $8.7 million, and $             million in 2018, 2019, and 2020, respectively.

INDUSTRY BACKGROUND

The Education Industry is one of the Largest and Most Important Sectors of the Global Economy

Success in education is a primary driver of economic well-being, quality of life, geopolitical competitiveness, and societal advancement. As such, the education market is massive and commands high spending from governments and private institutions worldwide. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to the UNESCO Institute for Statistics, there are an additional 126 million Higher Education students internationally, excluding China and India. According to CB Insights, the U.S. spends over $1.6 trillion annually on education, representing one of the highest government spending categories. According to HolonIQ, global spend on education stands at almost $6 trillion. The overwhelming majority of educational spend goes toward traditional instruction – teachers, classrooms and classroom tools, student and teacher support services, and administration. A key component of broader education spend is funding directed to education technology. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025.

Technology is Disrupting Every Aspect of Education

Technology has fundamentally transformed the way education is delivered and consumed – creating the ability to democratize education and improve the quality of instruction for everyone. From traditional classroom teaching to full online learning, technology has brought disruptive tools to improve teaching efficiency, elevate student performance, enhance peer collaboration, and enable greater personalization. With technology, schools are able to provide equitable access to learning for lifelong development, build communities around education – including students, teachers, parents, and content providers – and scale quality education to bring best-in-class experiences to students at any time or place. Technology also enables blended learning environments, enhancing both face-to-face and online experiences by using data and analytics to inform instruction and enriching learning experiences outside of school hours.

The backbone of education technology is the LMS, a critical software platform that enables teachers to create, deliver, and track the effectiveness of learning programs and students to organize study materials, centralize access to learning content, and increase collaboration. Beyond the LMS, several adjacent technology tools have emerged to improve the experience for teachers and students alike, including student assessments, data and analytics, and interactive content. Collectively, these solutions are integral to achieving significant improvements in education accessibility, scalability, productivity, collaboration, engagement, and skill-building.

Technology Spend has Historically been Underpenetrated Relative to Overall Spend

While on an absolute basis the education technology market is large, spending on education technology in 2019 represented only 2.7% of overall education spending, according to HolonIQ. Despite technology’s disruptive capabilities, a variety of factors have historically led to a slower level of adoption and implementation in academic institutions, including:

•	Competing budget priorities. School administrators and decision-makers have to manage a variety of constituents and budget priorities, leading to historical underfunding of technology.

•	Institutional resistance to change. General institutional resistance and inertia have contributed to underinvestment in technology.

•

Low student-to-device ratios and poor connectivity in school or at home. According to an analysis conducted by Future Ready Schools of the 2018 U.S. Census American Community Survey, 3.6 million households with children did not have a computer, which put 7.3 million children at an academic disadvantage. Similarly, 8.4 million households with children did not have high-speed home internet service. This imbalance of device access and connectivity has also slowed uniform technology adoption.

As a result of these historical trends, schools across the world have struggled to provide a robust online learning experience and ensure equitable access to education for all.

Global Distance Learning Mandates Have Accelerated Adoption of Education Technology at All Levels

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning from home for a year. While the pandemic created unique problems and complexities for everyone, the resulting changes in education have removed historical impediments to implementation of education technology, thereby accelerating adoption at all levels, proving that distance learning can be done at scale and that technology will be a critical element of teaching and learning moving forward.

Almost overnight, schools had to rapidly adopt online platforms for students and teachers to conduct lessons remotely, given mandated distance learning orders. According to the U.S. Census Bureau, since the onset of the COVID-19 pandemic, 93% of U.S. households with school-aged children reported using some form of distance learning and 80% of people living with children in distance learning programs reported children using online tools for schoolwork between May and June 2020. Distance learning mandates resulted in three events:

(1)	Rapid adoption of an LMS and adjacent offerings among schools without existing technology solutions;

(2)	A transition from free products used for point solutions to paid platform solutions that could scale across districts and states, with the paid LMS penetration rate of K-12 districts increasing from 30% to 41% between 2019 and August 2020; and

(3)	Government stimulus provided increased grants and subsidies for Higher Education and a proliferation of hardware and software in K-12, which historically had lagged in device availability relative to Higher Education.

The ultimate result of these events within the education sector has been widespread access to devices, with approximately 86% of students in the U.S. now having access to a device, according to the Center on Reinventing Public Education. In turn, this has allowed schools and institutions to reach more students through online learning platforms while remote learning is required, while also providing a firm basis for these devices to augment and enhance the learning experience for students who have and will return to classrooms. An LMS allows effective use of those computers as key tools within the expanding view of a learning environment, rather than mere portals to the un-curated Internet. As access to computers and connections becomes more widespread, the LMS proliferates, becoming even more useful and allowing for the democratization of education.

COVID-induced Transformation in Education is Permanent

Institutional Transformation: while distance learning mandates required schools to implement learning platforms, the need for such tools will continue to persist in hybrid and in-person learning environments. Students and teachers have now fully embraced technology in education, and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Schools and students no longer have to decide between in-person or online – we expect there will be a combination of both options to support various needs and various times. Examples of capabilities that will still be needed in face-to-face and hybrid environments include: content delivery, student assessments, homework submission, grading, student analytics, parent/teacher collaboration, and scheduling. In hybrid learning environments, the need for quality, personalized assessments is in fact even greater, as it is paramount that teachers can understand how students are performing in remote environments and track their progress from a distance. The capabilities of learning platforms along with the institutional scars from the pandemic make technology implementation an investment priority even if budgets tighten in the future.

Financial Transformation: future funding toward education technology is expected. According to the Office of Elementary and Secondary Education, in the U.S., $30.7 billion of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) stimulus was used to fund education initiatives, including the purchasing of educational technology, planning and coordination of long-term closures, and training and professional development for staff. An additional $82 billion was signed into law in December 2020, and President Biden’s American Rescue Plan has pledged $130 billion to support a reopening plan for K-12 schools and $35 billion to public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance, according to the National Education Association. International regions have seen education stimulus as well, and we expect to see an increase in spending over the coming years. As a demonstration of the education technology’s funding momentum, it is estimated by HolonIQ that the share of education technology spend as a percentage of global education spend is expected to nearly double from 2.7% in 2019 to 5.2%, or $404 billion, in 2025.

As Adoption Accelerates, Platform Leaders Will Win

As the education technology market continues to grow, platform leaders are best positioned to win. The market is populated with three groups: legacy on-premises providers, point solutions, and platform leaders. Legacy providers are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address only a limited scope of teaching and learning needs. Point solutions typically provide single features rather than a full suite of products. The weaknesses of these two market archetypes has allowed platforms with broad, best-in-class offerings to emerge and establish significant market leadership. There is now a bifurcation of enduring platform leaders and sub-scale players, with leaders consolidating to add incremental capabilities and expand reach.

Platform leaders have an integrated suite of product offerings, a partner ecosystem connected to the platform, scalable product architecture, and the ability to expand reach into adjacent markets. Platforms in education technology span across K-12, Higher Education, and Continuing Education – the full lifecycle of learning – and have become the centers of gravity for innovation and engagement. Platform leaders benefit from growth in customer base, reduced customer acquisition costs, and high barriers to entry for other competitors. Academic institutions everywhere are now focused on building their student experience and learning protocols around platform leaders with the greatest depth of features and offerings.

Industry Dynamics in U.S. Higher Education

Higher Education institutions were among the first adopters of LMS, and nearly every Higher Education institution in the U.S. has adopted an LMS of some kind to date. A major driver of this adoption has been high rates of access to devices among Higher Education student populations, with approximately 90% of individuals with at least high school degrees having a device, according to the U.S. Census Bureau. Additionally, Higher Education institutions utilize learning platforms to facilitate Continuing Education for alumni or non-matriculating students. However, as LMS adoption has taken place over the past 20 years, many schools are still reliant on legacy systems with limited features and functionality. The impact of the COVID-19 pandemic has driven Higher Education institutions to revisit their technology infrastructures and significantly increase investment in reliable, scalable, and feature-rich learning platforms.

Industry Dynamics in U.S. K-12

In contrast to Higher Education, K-12 adoption of LMS has not been as robust, with the paid LMS penetration rate of K-12 districts standing at approximately 41% as of August 2020. The lower penetration of LMS at the K-12 level represents a large greenfield opportunity for education technology to replace free solutions with paid learning platforms and monetize demand for broader product suites. The impact of the COVID-19 pandemic has driven K-12 schools to invest heavily in learning platforms to build resilience and redundancy and ensure equitable access to education for all students. Additionally, student access to devices now stands at approximately 86% according to the Center on Reinventing Public Education. We expect that the vast majority of K-12 schools will increase their technology investments going forward.

Industry Dynamics for Schools and Universities Internationally

The international market for LMS is highly fragmented and has historically been dependent on free, open source, and on-premises products that lack the functionality, scalability, and reliability of a leading learning platform. Since the onset of the COVID-19 pandemic, international academic institutions have experienced first-hand the scalability and capacity limitations associated with on-premises solutions, and the service and performance issues that can result. LMS penetration and device access vary by region, resulting in a patchwork of heterogeneous technology usage. The opportunity for leading learning platforms to expand internationally is significant, with Western Europe representing the most well-organized and well-funded region. As a result of the COVID-19 pandemic, international academic institutions are evaluating cloud-based platform solutions that can provide increased functionality, redundancy, and resilience in hybrid learning environments.

Requirements for an Effective, Modern Learning Platform

The changing education technology landscape has highlighted the necessity for a modern learning platform capable of meeting the evolving needs of students and teachers in diverse environments. Key elements of an effective, modern learning platform, include:

•

Cloud-first Architecture: schools require learning management solutions that can scale, adapt to changing environments, quickly disseminate information, and leverage data collected across many channels. Learning platforms that are cloud-native provide rapid time to value and are simple to maintain, modify and extend.

•

Reliability: learning platforms are mission-critical systems for education providers and students, and therefore must be reliable, available, and enterprise-grade. The ability to handle growing data and users, fluctuating demand, and changing workload patterns while maintaining high availability is a critical differentiator.

•	Open and Extendable: modern infrastructure that supports open standards, transparency, and integrations with other systems including content providers and point solutions.

•	Multi-functional: ability to span across all areas of instruction, including: teaching and learning, assessments, analytics, and interactive content.

•	Extendable across the Education Lifecycle: addressing the needs of K-12, Higher Education, and Continuing Education.

•

Management across Schools, Districts, Institutions, and Systems: built with enterprise-grade functionality, configurability, consistency, and management flexibility that can scale to support any size or scope of institution.

•

Community of Technology Partners and Users: ecosystem of parents, teachers, and students for collaboration; community of content creators and users to share ideas and fuel product roadmaps; and third-party integration partners.

MARKET OPPORTUNITY

The education technology market that we address is large and rapidly growing. As the need for scalable, reliable, and adaptable solutions that can enable in-person, hybrid, and remote learning environments increases, we believe that investment in education technology will be an imperative for every school and academic institution in the world. According to an August 2019 HolonIQ report, global expenditures on education technology are expected to grow from $163 billion in 2019 to $404 billion in 2025, reflecting a compound annual growth rate of 16%.

We believe that our products can address the needs of all Higher Education and K-12 students in markets where student to device ratios and wireless connectivity are sufficiently high to allow for the effective deployment of education technology. According to the National Student Clearinghouse Research Center, the Higher Education market in the U.S. is comprised of over 17 million students, almost all of whom currently use an LMS. We currently serve approximately 7 million U.S. Higher Education students. According to Agile Education Marketing, the K-12 market in the U.S. is comprised of over 52 million students, and based on an Instructure survey, approximately 26 million used a paid LMS as of August 2020. We currently serve approximately 15 million U.S. K-12 students.

Internationally, the Higher Education market is comprised of an additional 126 million students, excluding China and India. International schools and institutions predominantly use free, on-premises, and open source LMS, resulting in a significant replacement opportunity for cloud-native and scalable learning platforms. The significant number of students worldwide supports our belief that our addressable market is large, and that we have significant greenfield opportunities among addressable customers. Even in markets such as U.S. Higher Education, where LMS adoption is already high, we believe that a significant portion of those institutions are using legacy, on-premises solutions that can be replaced by modernized, cloud-native, scalable learning platforms.

OUR PLATFORM

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every K-12 and Higher Education institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open application programming interfaces (“APIs”), support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

BENEFITS OF OUR SOLUTION

Cloud-native Architecture

Our cloud-native architecture enables customers to enjoy all of the benefits of the cloud, including rapid time to value, no maintenance, frequent updates with no downtime, and horizontal scalability across millions of users. The cloud allows users to access our platform at any time, from any device, affording institutions and providers the ability to collaborate on the use of their data, to differentiate and personalize instruction, answer critical questions about the efficacy of content and tools, and put teachers and students in control of their own outcomes.

High Reliability and Uptime

We built our platform with enterprise scalability to span over 5.6 million concurrent users across districts and states. We guarantee 99.9% uptime through service level agreements (“SLAs”), and have generally delivered above this level over the past four years. Our uptime has remained excellent while growing our customer base and usage throughout 2020. Importantly, we are able to scale up and down dynamically when there are abrupt changes in usage, such as immediate moves to distance learning, or changes in school hours, class schedules, and academic calendars.

Open Source and Open Ethos

Our platform is built on open source technologies, providing customers full flexibility in how they use our platform, and giving them access to constant innovation with upgrades to the code base. Importantly, through open APIs, customers get access to massive amounts of their data, providing them the freedom and flexibility to use their own data for assessments, personalization, benchmarking, and engagement.

Extendable Across Partner Ecosystem

We are the connected hub for teaching and learning. A key feature of delivering a platform is building an ecosystem of partners connected to the platform. We enable third-party software providers to integrate with our platform through a library of open APIs, allowing us to provide a more comprehensive offering through product integration, and for third parties to rapidly scale solutions across our customer base. We have over 500 partners, from some of the world’s largest technology companies to niche point solution providers, across content providers, hardware providers, collaboration tools, publishers, and productivity tools. In the fourth quarter of 2020, students utilized partner-integrated products over 2.7 billion times, an increase of 361% from the fourth quarter of 2019.

Multi-Functional Product Suite

Our platform capabilities span multiple areas of instruction, including learning, assessments, analytics, and program management. By addressing multiple areas of instruction, we provide the most relevancy in the classroom to teachers and students. The breadth of our offerings facilitates improved student outcomes, allows us to address a large and growing market, and enables us to cross-sell numerous offerings within our existing customer base, where customers want to buy adjacent solutions.

Solutions Address All Market Segments

We serve all market segments within education, including K-12, Higher Education, and Continuing Education. By serving all segments in the market, we are able to engage with students throughout the education lifecycle and increase retention within our user base. This also provides us with a large market opportunity, with both greenfield and replacement options across U.S. and international markets.

Continuous Innovation to Enable New Applications

Our continuous commitment to innovation leads to stronger retention and customer satisfaction, continued relevancy with our customer base, and the ability to respond quickly to market changes, such as providing increased scalability in response to the COVID-19 pandemic. In 2020, we released a large volume of new features, including 67 new capabilities over a span of three months in response to new demand from our customers as a result of the COVID-19 pandemic. On average, we have approximately 32 releases per year. We also seek to expand our platform by developing into adjacent markets through strategic acquisitions and partnerships.

COMPETITIVE STRENGTHS

Leading Market Share Positions in the North America Higher Education and K-12 Markets

We are the paid LMS market share leader by student enrollment in both North America Higher Education and K-12, demonstrating our differentiated offering, successful execution, and ability to support the entire lifecycle of learning, and positioning us as the de facto learning platform. We believe that our reputation as a market leader creates a network effect in which standardization on our platform is increasingly attractive to ecosystem partners and in turn positions us to more rapidly expand our customer base.

Designed to Scale from Single School to State and Country-wide Deployments

The scalability enabled by our cloud-native architecture, robust set of capabilities, and management features allows us to win any opportunity, from a single school to a large-scale deployment, where point solutions cannot compete. At the institutional level, we provide solutions that can be deployed to manage entire learning environments of any size. At the individual user level, we provide solutions that allow teachers to access new populations of learners across the globe. Our expansive deployment model provides scalability in our go-to-market engine, as we can sell once and then deploy more broadly across systems.

Large and Highly Engaged User Base

We have built a large and growing ecosystem around our platform and company. As of December 31, 2020, we had over 50 million active users globally. In recent months, our website has been one of the top 20 most visited websites in the U.S., demonstrating the high level of engagement we experience from our customers. We have over 1.1 million members in our Canvas Community customer network, where administrators, designers, instructors, parents, and students share, collaborate, and shape the Canvas product through community forums and content repositories. Our vibrant community of users promotes adoption of our solutions by sharing best practices and broadly disseminating the value our solutions deliver.

End-to-end Lifecycle of Customer Success

Our company-wide focus on the customer results in successful implementations, high retention, and happy customers. We invest significantly in customer success, employing more individuals in customer-facing roles than any other group in our organization, and intend to continue investing in and scaling our customer success group moving forward. Our maniacal focus on the customer has led to a best-in-class customer satisfaction score (CSAT) of over 90%. Our platform becomes deeply ingrained into our customers’ instructional workflows – and, since our founding, we have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider.

Highly Efficient Go-To-Market Model

We continue to invest in and grow our sales force to go after the massive opportunities ahead of us. We have a highly tenured and effective sales team with quota carrying representatives driving the majority of our business. We utilize a single, outbound sales motion, which has reduced the complexity in sales and allows representatives to focus on replacement and greenfield opportunities from K-12 through Continuing Education. Our average bookings per representative increased over 100% in 2020 and our sales representatives had an average tenure with us of over 3.2 years as of December 31, 2020.

GROWTH STRATEGIES

Grow Our Customer Base

Higher Education. We will grow our customer base in Higher Education primarily through replacements of legacy systems in North America, where the LMS market is largely penetrated and our market share has grown from approximately 24% to 37% over the past four years, and through greenfield wins in targeted and strategic international regions. As international penetration of paid LMS and adjacent systems is still relatively low, we will target new opportunities in select regions utilizing our local sales teams, as well as channel partners.

K-12. We will grow our customer base in K-12 by surrounding free solutions currently in place with our scalable platform, monetizing demand for our breadth of capabilities, and focusing customers on the benefits of district or state-wide standardization, in addition to capturing the remaining 50% of the market that is not currently using a paid LMS, based on an Instructure survey.

Cross-sell into our Existing Customer Base

Our broad capabilities spanning learning, assessments, analytics, student success, program management, digital courseware, and global online learning initiatives provide us a significant opportunity to cross-sell offerings into our existing customer base. We generally land with our LMS product and have the ability to cross-sell additional solutions into our LMS customer base.

Continue to Innovate and Expand Our Platform

We will continue to innovate on our platform, expand our features and monetize new offerings. Key to our ability to service our customer base will be the continued strengthening of our core focus areas in learning management, assessment management, student success, and online learning, where we see significant customer demand for broad offerings. We will also continue to innovate our platform and build strengths in adjacent areas of learning analytics, program management, and instructional content, where we see opportunities to expand our customer base.

RISK FACTOR SUMMARY

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. Some of the principal risks related to our business include the following:

•

We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic and there is no guarantee additional funding will be approved.

•

We have experienced increased customer acquisitions and renewals as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

•

The increased adoption and use of our platform stemming from the COVID-19 pandemic may result in interruptions, delays, or outages, increased customer interactions and waiting times, and increased variable costs, all of which could harm our business, financial condition and results of operations.

•	We have a history of losses, and we do not expect to be profitable for the foreseeable future.

•

Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.

•	If the markets for our applications develop more slowly than expected or market conditions reduce IT spending, our growth may slow or stall.

•	If we fail to manage our growth effectively or our business does not grow as we expect, our operating results may suffer.

•	Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business and operating results.

•

We face significant competition from both established and new companies, and the risk of new entrants, including established entrants, offering learning platforms, which may adversely affect our ability to add new customers, retain existing customers and grow our business.

•	We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

•	If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

•

A breach or compromise of our security measures or those we rely on could result in unauthorized access to customers’ data, which may materially and adversely impact our reputation, business and results of operations.

•

A substantial portion of the source code for Canvas is available under the terms of an open source license, and accepts contributions of modifications to that source code, each of which could negatively affect our ability to offer our learning platform or subject us to possible litigation.

•	Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

•

Our customers, domestically and internationally, are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider for Higher Education and K-12 could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

•	We face risk if our estimates of market opportunity and forecasts of market growth prove to be inaccurate or if we need to change our pricing models to compete successfully.

After this offering, Thoma Bravo will own approximately         % of our common stock (or         % of our common stock if the underwriters’ over-allotment option is exercised in full) and we will be a “controlled company” within the meaning of the rules of             . As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements and you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

OUR SPONSOR

Thoma Bravo is a leading investment firm building on a more than 40-year history of providing capital and strategic support to experienced management teams and growing companies. Thoma Bravo has invested in many fragmented, consolidating industry sectors in the past, but has become known particularly for its history of successful investments in the application, infrastructure and security software and technology-enabled services sectors, which have been its investment focus for more than 15 years. Thoma Bravo manages a series of investment funds representing more than $57.5 billion of capital commitments.

GENERAL CORPORATE INFORMATION

We were incorporated in January 2020 as Instructure Intermediate Holdings I, Inc. to serve as a holding company in connection with Thoma Bravo’s acquisition of Instructure, Inc. on March 24, 2020 (the “Take-Private Transaction”). Our principal executive offices are located at 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121. Our telephone number is (800) 203-6755. Our website address is www.instructure.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks such as “Instructure,” “Canvas,” the Instructure logo, and the Canvas logo, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700.0 million as of the end of the second quarter of that fiscal year) or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

a requirement to present only two years of audited financial statements, plus unaudited condensed consolidated financial statements for any interim period and related discussion in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements (such as not being required to provide audited financial statements for the year ended December 31, 2018 or five years of Selected Consolidated Financial Data) in this prospectus and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

THE OFFERING

Common stock offered	shares.

Common stock to be outstanding after this offering	shares (or shares if the over-allotment option is exercised in full).

Over-allotment option	shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to repay indebtedness, increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $ of the net proceeds of this offering to repay $ million of outstanding borrowings under our Credit Facilities and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than the repayment of outstanding borrowings under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, Thoma Bravo will own approximately % of our common stock (or % of our common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the . See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“ ”

The number of shares of common stock to be outstanding following this offering is based on                  shares of common stock outstanding as of                     , 2021 and excludes:

•	shares of common stock reserved for future issuance under our 2021 Omnibus Incentive Plan (the “2021 Plan”), which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which will become effective in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus;

•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on March 24, 2020, our summary historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the “Acquisition Date” as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”).

We derived the summary historical consolidated financial and other data for the year ended December 31, 2018 from the Predecessor’s audited consolidated financial statements not included in this prospectus. We derived the summary historical consolidated financial and other data for the year ended December 31, 2019 from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial and other data for the periods from January 1, 2020 to March 31, 2020, which relate to the Predecessor, April 1, 2020 to December 31, 2020, which relate to the Successor, and the Combined 2020 Period and as of December 31, 2020 from the Successor’s audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the sections titled “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Combined
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020(1)
					(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Subscription and support	$188,501	$236,241	$	$	$
Professional services and other	21,043	22,232

Total revenue	209,544	258,473

Cost of revenue:
Subscription and support	46,706	64,170
Professional services and other	15,137	18,656

Total cost of revenue	61,843	82,826

Gross profit	147,701	175,647

Operating expenses:
Sales and marketing	97,481	121,643
Research and development	59,391	83,526
General and administrative	35,602	56,471

Total operating expenses	192,474	261,640

Loss from operations	(44,773)	(85,993)

Other income (expense):
Interest income	2,413	1,795
Interest expense	(68)	(16)
Other income (expense), net	(698)	(225)

Total other income (expense), net	1,647	1,554

Loss before income tax benefit	(43,126)	(84,439)
Income tax benefit (expense)	(339)	3,620

Net loss	$(43,465)	$(80,819)	$	$	$

Net loss attributable to common stockholders	$(43,465)	$(80,819)	$	$	$

Net loss per common share attributable to common stockholders, basic and diluted	$(1.27)	$(2.19)	$	$	$

	Predecessor			Successor	Combined
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020(1)
(Unaudited)
Pro forma net loss per common share attributable to common stockholders, basic and diluted(2)					$

Pro forma as adjusted net loss per common share attributable to common stockholders, basic and diluted (3)					$

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	34,248	36,892

Pro forma weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders(2)

Pro forma as adjusted weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders(3)

(1)

For the purpose of performing a comparison to the Predecessor’s year ended December 31, 2019, we prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2020, which gives effect to Take-Private Transaction, as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”). The Unaudited Pro Forma Combined 2020 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations. The amounts in the Predecessor and Successor columns do not total to the amounts in the unaudited pro forma combined column due to the adjustments made in preparing the Unaudited Pro Forma Combined 2020 Period, which is described in “Unaudited Pro Forma Condensed Combined Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

(2)	Pro forma earnings per share gives effect to the Take-Private Transaction.
(3)

Pro forma as adjusted earnings per share gives effect to (i) the Take-Private Transaction and (ii) this offering and the application of the net proceeds therefrom as more fully described in “Use of Proceeds,” including the effect of the repayment of the outstanding borrowings under our Credit Facilities.

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020 (1)
Non-GAAP Financial Data (unaudited):
Allocated Combined Receipts (1)	$209,544	$258,473

(1)

“Allocated Combined Receipts” is defined as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. For a reconciliation of Allocated Combined Receipts to revenue, the most directly comparable measure calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Allocated Combined Receipts.”

Successor
As Adjusted(1)(2)
(in thousands)	As of December 31, 2020	As of December 31, 2020
(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$
Working capital, excluding deferred revenue (unaudited)
Total assets
Deferred revenue
Total debt, including current portion
Total liabilities
Total stockholders’ equity

(1)

Reflects our sale of                 shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering to repay outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds.”

(2)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, excluding deferred revenue, total assets and total stockholders’ equity on an as adjusted basis by $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) by 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, excluding deferred revenue, total assets and total stockholders’ equity on an as adjusted basis by $            million, assuming that the assumed initial public offering price remains the same, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment. The ongoing COVID-19 pandemic may also have the effect of heightening many of the risks described in this “Risk Factors” section.

Because of the following factors, as well as other factors affecting our businesses, financial condition, operating results and prospectus, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.

Risks Related to COVID-19

We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic; however, there is no guarantee that additional funding will be approved, which may adversely affect our business, financial condition and results of operations.

As a result of the COVID-19 pandemic, the U.S. federal government approved certain fiscal stimulus packages, including an additional $82 billion in December 2020, and President Biden announced the American Rescue Plan which includes $130 billion to support a reopening plan for K-12 schools and $35 billion for public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. We are unable to predict the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages and the corresponding effect on demand for our learning platform or whether any further programs or stimulus packages will be adopted. If such government-funded benefit programs and stimulus packages are approved, our results may not be comparable to future periods.

Further, as a result of the stimulus packages, if potential competitors are attracted to our industry and develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete, our business and operating results may be adversely affected.

Our new customer acquisition and expansion and customer renewals have increased as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

We have experienced significant increases in customer acquisition and expansion and customer renewals as a result of the COVID-19 pandemic, particularly as it relates to statewide implementations of our learning platform. You should not rely on the increase in customer acquisitions and renewals in connection with the COVID-19 pandemic as an indication of our future performance. Many factors may contribute to declines in our acquisitions of customers and customer renewals in future periods, including if there is slowing demand for our learning platform, especially once the impact of the COVID-19 pandemic tapers. If our growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

The increased adoption and usage of our platform stemming from the COVID-19 pandemic may result in interruptions, delays, or outages in our learning platform, has resulted in increased customer interactions and wait times which could result in breach of our standard customer agreements, our performance guarantees and service level standards thereunder, and will result in increased variable costs, all of which could harm our business financial condition and results of operations.

The usage and adoption of our learning platform has increased as a result of the COVID-19 pandemic and customer interactions and wait times for our customers have increased accordingly. If our customer support teams are unable to keep up with our increasing demands of our customers, customers may experience delays or interruptions in service, which could result in the breach of our standard customer agreements including performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform.

We rely upon Amazon Web Services (“AWS”) to operate certain aspects of our services and if our arrangement with AWS is unable to keep up with our increasing needs for capacity, particularly in light of the increased adoption and usage of our platform stemming from the COVID-19 pandemic, we will need to adapt our arrangement with AWS to meet increased demand. As our AWS usage demands increase, we will experience higher variable costs and such higher variable costs may disproportionately affect our flat fee arrangements and further be disproportionate to any fee increases for our services, which may harm our business, financial condition, and operating results.

The COVID-19 pandemic could materially adversely affect our business and prospects.

The severity, magnitude and duration of the COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities and workforce and the operations of our vendors and suppliers. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and our ability to perform critical business functions could be harmed.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce, proactively reduce operating costs, conserve liquidity and position us to maintain our healthy financial position. These measures include restrictions on non-essential business travel, the institution of work-from-home policies wherever feasible and the implementation of strategies for workplace safety at our facilities that remain open. We are following the guidance from public health officials and government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by the COVID-19 pandemic.

While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to (such as looking after children as a result of school closures or caring for family members who become sick), and employees may become sick themselves and be unable to work. Decreased effectiveness of our team could adversely affect our results due to our inability to meet in person with potential customers, cancellation and inability to participate in conferences and other industry events that lead to sales generation, longer time periods to review and approve work product and a corresponding reduction in innovation, longer time to respond to performance issues with our learning platform, or other decreases in productivity that could seriously harm our business. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage workplace safety strategies and conditions as we attempt to return to our facilities.

As a result of the COVID-19 pandemic, we may experience difficulties in recruiting or retaining personnel, which may impact our ability to respond to our customers’ needs and fulfill contractual obligations. In addition, as a result of financial or operational difficulties that they may be experiencing, our suppliers, system integrators and channel partners may experience delays or interruptions in their ability to provide services to us or our customers, if they are able to do so at all, which could interrupt our customers’ access to our services which could adversely affect their perception of our learning platform’s reliability and result in increased liability exposure. We rely upon third parties for certain critical inputs to our business and learning platform, such as data centers and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our learning platform, including as a result of actions outside of our control, could significantly impact the continued performance of our learning platform.

The COVID-19 pandemic has also significantly increased economic uncertainty globally, and has led to record levels of unemployment in the U.S. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. Concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) and geopolitical issues have led to increased market volatility and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers, reduced enrollments, and pressure on tuition rates and collection thereof. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in certain immaterial instances in delayed or uncollectible payments from our existing customers, and this could increase in the future. It is unclear when and how quickly the economy will recover after this unprecedented shutdown. All of these factors could have a negative impact on our revenue, cash flows and results of operations.

The severity, magnitude and duration of the COVID-19 pandemic is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation and learning platform sales. We may not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Our Business and Industry

We have a history of losses, and anticipate that we will continue to incur losses for the foreseeable future and may not achieve or maintain profitability in the future.

We have incurred net losses of $80.8 million and $                 million in the years ended December 31, 2019 (which relates to the Predecessor) and 2020, respectively. We had an accumulated deficit of $                 million at December 31, 2020. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

•	sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers;

•	investments in our research and development team, and the development of new applications and new features for, and enhancements of, our existing applications;

•	expansion of our operations and infrastructure, both domestically and internationally; and

•	general administration, including legal, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. We also expect that our revenue growth rate will continue to decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

We depend on new customer acquisition and expansion and customer renewals to grow our business.

We derive, and expect to continue to derive, a substantial majority of our revenue from the sale of new subscriptions or renewals of subscriptions to our learning platform and applications and cross-selling additional offerings into our existing customer base. Our growth today is primarily driven by new subscriptions and the related services and support bookings. Our contracts typically vary in length between one and five years and our customers have no obligation to renew their subscriptions after the expiration of their initial subscription periods. Our customers may elect not to renew or may seek to renew for lower subscription amounts or for shorter contract lengths. Our customers may make their decision to renew based on a number of factors, including their respective resources, pricing changes, their adoption and utilization of our applications and services, their satisfaction with our learning platform and applications, procurement or budgetary decisions from legislative or other regulatory bodies, and deteriorating general economic conditions. As our customer base continues to grow, renewals will become an increasingly important part of our results. If our customers do not renew their subscriptions for our learning platform and applications, or decrease the amount they spend with us, our revenue will decline and our business will be harmed.

If the markets for our applications develop more slowly than we expect or market conditions reduce IT spending, our growth may slow or stall as demand for our learning platform reduces, and our operating results would be harmed.

The markets for learning platforms are still evolving, and we depend on continued growth of these markets. In particular, we do not know whether the trend of adoption of cloud applications and infrastructure we have experienced with our academic customers in the past will continue in the future. To date, we have derived a substantial majority of our revenue from Canvas. A critical factor for our continued growth is our ability to sell our learning platform to new customers in Higher Education and K-12. The adoption trend for our academic customers is subject to influence from federal, state and local policymakers. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for our learning platform does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results would be harmed.

We have also benefited from increasing trends toward remote learning and have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. To the extent these trends slow or reverse, our sales and profitability would be adversely affected.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers, reduced enrollments, and pressure on tuition rates and collection thereof. Prolonged economic slowdowns may result in customers delaying or canceling IT projects or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of existing contract terms. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

We could lose customers and revenue if there are changes in the spending policies or budget priorities for government funding of colleges, universities, K-12 schools and other education providers.

Our customers include colleges, universities, K-12 schools and other education providers, many of which depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our learning platform, or decide not to renew their subscriptions, any of which could cause us to lose customers and revenue. In addition, a specific reduction in governmental funding support for learning platform could also cause us to lose customers and revenue.

Our business may be adversely affected by changes in state educational funding, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, declines in K-12 school enrollment, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in federal funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in educational funding. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

Interruptions or performance problems associated with our learning platform may adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our learning platform and its capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our learning platform and its capabilities simultaneously, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our learning platform and its capabilities become more complex and our user traffic increases. If our learning and its capabilities are unavailable or if our users are unable to access our learning platforms and its capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our learning platform, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, particularly potential contractual liabilities with our customers, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

Moreover, our standard customer agreements include performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform. To the extent that our third-party service providers experience outages, or to the extent we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

If we fail to manage our growth effectively or our business does not grow as we expect, or if we fail to scale our business or manage our expenses, our operating results may suffer.

Our growth has placed, and will continue to place, a significant strain on our operational, financial and management infrastructure. To manage this growth effectively, we must continue to improve our operational, financial and management systems and controls by, among other things:

•	effectively attracting, training and integrating new employees, particularly technical personnel and members of our management and sales teams;

•	further improving our key business systems, processes and information technology infrastructure to support our business needs;

•	enhancing our information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our customers; and

•	improving our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results.

If we fail to manage our expansion or implement new systems, or if we fail to implement improvements or maintain effective internal controls and procedures, costs and expenses may increase more than expected and we may not expand our customer base, increase renewals, enhance existing solutions, develop new solutions, satisfy customers, respond to competitive pressures, or otherwise execute our business plan. If we are unable to effectively manage our growth, our operating results will be harmed.

We have expanded specific functions over time in order to scale efficiently, to improve our cost structure and help scale our business. Our need to scale our business has placed, and will continue to place, a significant strain on our administrative and operational business processes, infrastructure, facilities and other resources. Our ability to manage our operations will require significant expenditures and allocation of valuable management resources to improve internal business processes and systems, including investments in automation. Further, we expect to continue to expand our business globally, which will require additional resources and controls. If our operations, infrastructure and business processes fail to keep pace with our business and customer requirements, customers may experience disruptions in service or support or we may not scale the business efficiently, which could adversely affect our reputation and adversely affect our revenue. There is no guarantee that we will be able to continue to develop and expand our infrastructure and business processes at the pace necessary to scale the business, and our failure to do so may have an adverse effect on our business. If we fail to efficiently expand our engineering, operations, customer support, professional services, cloud infrastructure, IT and financial organizations and systems, or if we fail to implement or maintain effective internal business processes, controls and procedures, our costs and expenses may increase more than we planned or we may fail to execute on our learning platform roadmap or our business plan, any of which would likely seriously harm our business, operating results and financial condition.

Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We offer our learning platform primarily through multi-year subscription agreements and generally recognize revenue ratably over the related subscription period. As a result, much of the revenue we report in each quarter is derived from agreements entered into during prior quarters or years. A decline in new or renewed subscriptions in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. However, declines would negatively affect our revenue and deferred revenue balances in future periods, and the effect of significant downturns in sales and market acceptance of our platform and applications, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue and deferred revenue balance through additional sales in any period, as revenue from new customers is recognized over the applicable subscription term.

Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business.

We intend to expand by making acquisitions that could be material to our business. We have completed four acquisitions since 2017 and our ability as an organization to successfully acquire and integrate technologies or businesses is limited. Acquisitions involve many risks, including the following:

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an acquisition may negatively affect our results of operations and financial condition because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•

we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•

an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in successfully selling, or may be unable to sell, any acquired products;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	challenges inherent in effectively managing an increased number of employees in diverse locations;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

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if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business and financial maintenance covenants, and materially increase our interest expense;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

•

to the extent that we issue a significant amount of equity or equity-linked securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2020, we had approximately $             million and $             million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income that will begin to expire in 2028 for federal purposes and 2020 for state tax purposes. Unused federal net operating loss carryforwards for the tax year ended December 31, 2017 and prior years could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act (the “TCJA”), as modified by the CARES Act, federal net operating losses incurred after December 31, 2017 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses after 2020 is limited to 80% of current year taxable income in any given year. The CARES Act temporarily repealed the 80% taxable income limitation for tax years beginning before January 1, 2021; net operating loss carryforwards generated after December 31, 2017 and carried forward to taxable years beginning after December 31, 2020 will be subject to the 80% limitation. Also, under the CARES Act, net operating losses arising in 2018, 2019 and 2020 can be carried back 5 years. It is uncertain if and to what extent various states will conform to the TCJA or the CARES Act. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Changes in our pricing models could adversely affect our revenue, gross profit and financial position.

We have in the past and expect in the future that we will need to change our pricing model or contract length from time to time. For example, in September 2020, we raised our subscription prices for North America. As the market for our platform and applications grows, as new competitors introduce new competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Pricing and contract length decisions may also impact the adoption of our learning platform and negatively impact our overall revenue. Moreover, larger organizations may demand substantial price concessions or shorter contract duration. As a result, in the future we may be required to reduce our prices or offer shorter contract durations, which could adversely affect our revenue, gross profit and financial position.

The length and unpredictability of the sales cycle for our learning platform could delay new sales and cause our revenue for any given quarter to fail to meet our estimates or market expectations.

The sales cycle between our initial contact with a potential customer and the signing of a subscription agreement varies. As a result of the variability and length of the sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary significantly from period to period. Our sales cycle varies widely, reflecting differences in our potential customers’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	customers’ budgetary constraints and priorities;

•	the timing of our customers’ budget cycles;

•	the need by some customers for lengthy evaluations that often include both their administrators and faculties; and

•	the length and timing of customers’ approval processes.

Potential customers typically conduct extensive and lengthy evaluations before committing to our applications and services and generally require us to expend substantial time, effort and money educating them as to the value of our learning platform.

If we fail to effectively develop and expand our sales and marketing capabilities, our ability to increase our customer base and increase the market share of our learning platform and applications could be harmed.

To increase the number of customers and increase the market share of our platform and applications, we will need to continue to develop our sales and marketing operations, including our domestic and international sales force. We will continue to dedicate significant resources to sales and marketing programs. The effectiveness of our inbound sales and marketing has varied over time and may vary in the future. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

We face significant competition from both established and new companies, and the risk of new established entrants, offering learning platforms, which may harm our ability to gain new customers, retain existing customers and grow our business.

The learning platform market is evolving and highly competitive, particularly in the Higher Education and K-12 market. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

We face intense competition from other software companies that develop learning platforms. With respect to LMS, companies such as Blackboard, D2L, Moodle, and Schoology have offerings that compete with certain of our products across our different end markets. We may also in the future face competition from new entrants to our market, some of whom would be able to invest massive resources to develop a unified platform that competes directly with ours or to acquire one or more of our competitors to compete with us. If existing or new companies develop or market a learning platform similar to ours, develop an entirely new software platform for the Higher Education and K-12 sector, acquire one of our existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.

Competition could significantly impede our ability to sell or renew subscriptions to our platform and applications on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete. In addition, if these competitors develop platforms and applications with similar or superior functionality to our learning platform, we may need to decrease the prices or accept less favorable terms for our subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, margins will be reduced and operating results will be negatively affected.

Certain competitors have, and potential competitors may have, significantly more financial, technical, marketing and other resources than us, and may be able to devote greater resources to the development, promotion, sale and support of their applications and services, have more extensive customer bases and broader customer relationships, and longer operating histories and greater name recognition than us. As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In a few cases, these vendors may also be able to offer additional software at little or no additional cost by bundling them with their existing suite of applications. To the extent any competitor has existing relationships with potential customers for other applications, those customers may be unwilling to purchase our learning platform because of their existing relationships with the competitor. If we are unable to compete with such companies, the demand for our platform and applications could be adversely affected.

Joint ventures, platform partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We may enter into joint ventures, platform partnerships, and strategic alliances as part of our long-term business strategy, including with current and future competitors. Joint ventures, platform partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours.

Entry into certain joint ventures, platform partnerships, or strategic alliances now or in the future, particularly if entered into with a current and future competitor, may be subject to government regulation, including review by U.S. or foreign government entities. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

As our joint ventures, platform partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, platform partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. Further, some of our strategic partners may offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we may enter into joint ventures, platform partnerships, or strategic alliances with may choose to pursue alternative technologies and develop alternative products and services in addition to or in lieu of our learning platform, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our learning platform or increased revenue.

Further, winding down joint ventures, platform partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

If we fail to offer high-quality professional services and support, our business and reputation may suffer.

High-quality professional services and support, including training, implementation and consulting services, are important for the successful marketing, sale and use of our learning platform and applications and for the renewal of existing customers. The importance of high-quality professional services and support will increase as we expand our business and pursue new customers. If we do not provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Our expense reduction plan may not produce the savings expected and may negatively impact our other initiatives and efforts to grow our business.

We are consistently exploring measures aimed at improving our profitability and maintaining flexibility in our capital resources, including the introduction of our expense reduction plan. We restructured our mix of onshore and offshore research and development through a variety of initiatives, including moving a portion of our development efforts to Budapest, Hungary. Additionally, we simplified our organizational design and aligned the organization with our sole focus on serving education, eliminating low ROI program expenses, and closing and consolidating facilities internationally and within the U.S. We expect to continue to take measures to improve our profitability and cash flows from operating activities. However, there can be no assurance that the cost control measures will be successful. In addition, these and any future spending reductions, if any, may negatively impact our other initiatives or our efforts to grow our business, which may negatively impact our future results of operations and increase the burden on existing management, systems, and resources.

Our business outside the U.S. exposes us to risks associated with international operations.

For 2020,     % of our revenue was derived from outside the U.S. We opened our international headquarters in London, England in 2014 and have offices in Sydney, Australia, Hong Kong, Sao Paulo, Brazil, and Budapest, Hungary. Our international efforts strategy focuses on the United Kingdom (the “U.K.”), the Nordics, Australia, and New Zealand, and will be bolstered in the future in growing markets such as the Benelux region, Spain, Singapore, Philippines, and Brazil. Our current international operations and future initiatives will involve a variety of risks, including:

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union (the “EU”);

•	technical or latency issues in delivering our platform and applications;

•	dependence on certain third parties, including potentially resellers with whom we do not have extensive experience;

•	unexpected changes in regulatory requirements, taxes or trade laws;

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differing labor regulations, especially in the EU, where labor laws are generally more advantageous to employees as compared to the U.S., including deemed hourly wage and overtime regulations in these locations;

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challenges inherent in efficiently managing an increased number of employees over large geographic distance, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in maintaining our company culture with a dispersed and distant workforce;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or insufficient intellectual property protection;

•	political instability or terrorist activities;

•	requirements to comply with foreign privacy and information security laws and regulations and the risks and costs of non-compliance;

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likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the U.K. Bribery Act 2010, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will be harmed.

We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees in the areas of engineering, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives. We also are dependent on the continued service of our existing software engineers and information technology personnel because of the complexity of our learning platform, technologies and infrastructure.

Further, we have recently experienced significant changes to our executive leadership team. In 2020, we named several new key leaders, including a Chief Executive Officer and a Chief Financial Officer. These types of management changes have the potential to disrupt our operations due to the operational and administrative inefficiencies, added costs, increased likelihood of turnover, and the loss of personnel with vital institutional knowledge, experience and expertise, which could result in significant disruptions to our operations. In addition, we must successfully integrate the new executive leadership team members within our organization in order to achieve our operating objectives, and changes in key leadership positions may temporarily affect our financial performance and results of operations as new leadership becomes familiar with our business.

We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not maintain any “key man” insurance for any employee. The loss of one or more of our key employees could harm our business.

If we fail to attract and retain additional qualified personnel, we may be unable to execute our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled information technology, marketing, sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need, in particular in Utah, where we are headquartered. In addition, as remote working arrangements continue to become normalized, we anticipate increased competition in attracting and retaining the professionals we need, particularly in Utah, from companies located elsewhere in the U.S. and internationally. For instance, companies based in Silicon Valley may offer remote working arrangements and compete for the same employees in our target markets. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications which may, among other things, impede our ability to execute our software development and sales strategies. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain qualified employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be harmed.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture, which is based on dedication to openness, relationships, equality, ownership and simplicity. We have invested substantial time and resources in building our team within this company culture. If we fail to preserve our culture our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives could be harmed. As we grow, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be harmed.

Our business is dependent upon our brand recognition and reputation, and if we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

We believe that maintaining and enhancing our brands and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brands and reputation will be increasingly important as competition in our markets continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to continue to offer high-quality, innovative and err- and bug-free applications;

•	our ability to retain existing customers and obtain new customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our applications;

•	our ability to successfully differentiate our applications from those of our competitors;

•	actions of competitors and other third parties;

•	our ability to provide customer support and professional services;

•	any misuse or perceived misuse of our applications;

•	positive or negative publicity;

•	interruptions or delays on our platform or applications;

•	cyber-attacks on or security breaches of our platform and applications or the platforms of certain of our subcontractors; and

•	litigation, legislative or regulatory-related developments.

If our brand promotion activities are not successful, our operating results and growth may be harmed.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our learning platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our billing and collections processing activities are complex and time-consuming, and any delay in transmitting and collecting payment could have an adverse effect on our future revenue.

Billing for our learning platform is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we often bill various entities within a school district, all of which may have different billing requirements. In addition, because many of our customers are educational institutions that provide fundamental services, it is difficult to cease service when bills are not paid, which limits our collection methods. These factors create increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, either of which could adversely affect our business, financial condition and results of operations.

Risks Related to our Technology and our Intellectual Property Rights

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of Amazon Web Services could impair our ability to deliver our learning platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business.

AWS provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our learning platform, software and computer systems to use data processing, storage capabilities and other services provided by AWS. Currently, our cloud service infrastructure is run on AWS. Given this, we cannot easily switch our AWS operations to another cloud provider, so any disruption of or interference with our use of AWS would impact our operations and our business would be adversely impacted. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 90 days’ prior written notice, and may terminate the agreement with 30 days’ prior written notice for cause, including any material default or breach of the agreement by us that we do not cure within the 30-day period. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. If any of our arrangements with AWS is terminated, we could experience interruptions in our learning platform as well as delays and additional expenses in arranging new facilities and services.

Additionally, if our arrangement with AWS is unable to keep up with our increasing needs for capacity, customers may experience delays or interruptions in their use of our learning platform. We plan to continue adapting our arrangement with AWS to meet increased demand, but we may be unable to do so in a timely manner. As our AWS usage demands increase, we will experience higher variable costs and such higher variable costs may disproportionately affect our flat fee arrangements and further be disproportionate to any fee increases for our services, which may harm our business, financial condition, and operating results.

We utilize third-party data center hosting facilities operated by AWS, located in various sites within the states of Virginia, Ohio and Oregon. For international customers, we utilize third-party data center hosting facilities operated by AWS located in Dublin, Ireland, Frankfurt, Germany, Sydney, Australia, Montreal, Canada and Singapore.

Our operations depend, in part, on AWS’s abilities to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could harm our business or negatively impact our brand.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our learning platform may become less competitive.

Our future success depends on our ability to adapt and enhance our learning platform. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our application offerings, features and enhancements to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop applications that address customers’ needs, or enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our learning platform. Further, our competitors may expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of our competitors our business could be harmed. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our platform and applications is provided via the internet, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver learning platforms and related applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

If we do not maintain the compatibility of our learning platform with third-party applications that our customers use in their schools or businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our applications and platform with certain capabilities of third-party publishers and software providers using APIs. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing the use of their applications and software and access to those applications and software in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and software in conjunction with our learning platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications and software that our customers utilize, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely impact our business.

If our network or computer systems are breached or unauthorized access to customer or other data is reported to have occurred or information is otherwise actually obtained, our platform and applications may be perceived as insecure and we may lose existing customers or fail to attract new customers, our reputation may be damaged and we may incur significant liabilities.

Use of our learning platform involves the storage, transmission and processing of our customers’ data, including personal or identifying information regarding their students or employees. Our systems that house this data are potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. For example, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic. Also, due to the COVID-19 pandemic, substantially all of our employees are working remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home Wi-Fi networks and virtual private networks, as well as increased disbursement of physical machines. Cyber-attacks and other accidental or malicious internet-based activities continue to increase generally, and cloud-based platform providers of software and services have been targeted by bad actors. If any unauthorized access to or security breaches of our platform or applications, or those of our service providers, occurs, or is believed to have occurred, such an event or perceived event could result in the loss of or unauthorized processing of data, loss of intellectual property or trade secrets, loss of business, severe reputational or brand damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities. Additionally, any such event or perceived event could impact our reputation, harm customer confidence, hurt our sales and expansion into existing and new markets, or cause us to lose existing customers. We could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. Additionally, actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. If customers believe that our platform and applications do not provide adequate security for the storage of personal or other sensitive or confidential information or the transmission of such information over the internet, our business will be harmed. Customers’ concerns about security or privacy may deter them from using our platform and applications for activities that involve personal or other sensitive or confidential information.

Although we maintain liability insurance for liabilities incurred as a result of some security and privacy incidents and damages, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Because the techniques used and vulnerabilities exploited to sabotage or obtain unauthorized access to systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

Because data security is a critical competitive factor in our industry, we make public statements in our privacy policies describing the security of our learning platform. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission (the “FTC”), federal, state, local, or foreign regulators, and private litigants.

Our use of open source software could impose limitations on our ability to commercialize our learning platform or subject us to possible litigation.

Our applications, in particular a substantial portion of Canvas, use open source software that we, in some cases, have obtained from third parties. Open source software is generally freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. The open source software used in our applications may contain real or perceived defects or security vulnerabilities which could adversely affect our reputation or subject us to claims or disputes if our customers are specifically targeted by attackers exploiting such vulnerabilities in our applications. Use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source software licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other violation claims or the quality of the code. In addition, certain open source licenses, like the GNU Affero General Public License (the “AGPL”), may require us to offer for no cost the components of our software that incorporate the open source software, to make available source code for modifications or derivative works we create based upon incorporating or using the open source software, or to license our modifications or derivative works under the terms of the particular open source license. If we are required, under the terms of an open source license, to release the source code of our proprietary software to the public, our competitors could create similar applications with lower development effort and time, which ultimately could result in a loss of sales for us.

We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and operating results, including being enjoined from the offering of the components of our software that contained the open source software. In addition, if the license terms for open source software that we use change, and we cannot continue to use the version of such software that we had been using, we may be forced to re-engineer our applications, incur additional costs, or discontinue the sale of applications or services if re-engineering could not be accomplished on a timely basis, or make generally available, in source code form, all or a portion of our proprietary source code, any of which could materially and adversely affect our business and operating results.

We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our applications. Although we monitor our use of open source software to avoid subjecting our applications to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our applications. We cannot guarantee that we have incorporated open source software in our proprietary software in a manner that will not subject us to liability, or in a manner that is consistent with our current policies and procedures, and we may inadvertently use open source software in a manner that we do not intent or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation.

We make a substantial portion of the source code for Canvas available under the terms of an open source license, and accept contributions of modifications to that source code, each of which could negatively affect our ability to offer our platform and applications or subject us to possible litigation.

To promote our open platform philosophy, we make a substantial portion of the source code for Canvas available to the public on the “GitHub” platform for no charge, under the terms of the AGPL. An individual or entity with the appropriate technical and human resources may choose to use this open source version of Canvas to try to self-host the platform to avoid paying any fees to us. In addition, some individuals or entities may try to use the open source version of Canvas for commercial purposes and directly compete with us for customers. We are aware of a few entities that currently self-host the platform and are aware of some entities that are currently selling hosting and support services. If more customers decide to self-host or other entities use the base code to compete with us, we may experience lower revenue and our business may be harmed.

We accept modifications of the source code for Canvas from contributors who agree to the terms of our contributor agreement. Our contributor agreement provides for assignment of joint ownership in the copyright to the contribution, and a license to any patent rights of the contributor. Contributors must also represent that it is an original work and that the contribution does not violate any third-party intellectual property right. However, we cannot ensure that any of these contributions is free of all third-party rights and claims of intellectual property infringement or misappropriation. By incorporating any contribution into our code base, we may be subject to intellectual property infringement or misappropriation claims, which as discussed elsewhere, are costly to defend and could require costly re-writing of our code base or licensing of replacement third-party solutions. Third-party alternatives may not be available to us on commercially reasonable terms.

We are dependent on the continued availability of the internet and third-party computer and communications systems.

Our ability to provide our platform and applications to our customers depends on our ability to communicate with our customers through the public internet and third-party computer and communications systems. A severe disruption of one or more of these systems could impair our ability to process information, which could impede our ability to provide services to our customers, harm our reputation, subject us to financial penalties and liability under our SLAs, result in a loss of customers and harm our business and operating results.

Real or perceived errors, failures, or bugs in our learning platform could adversely affect our operating results and growth prospects.

We push updates to our platform on a frequent basis. Despite testing by us, errors, failures, bugs or defects may not be found in our platform or applications until after they are deployed to our customers. We have discovered and expect we will continue to discover software errors, failures, bugs or defects in our platform or applications and anticipate that certain of these errors, failures, bugs or defects will only be discovered and remediated after deployment to customers. Real or perceived errors, failures, bugs or defects in our platform and applications could result in negative publicity, loss of or delay in market acceptance of our platform and applications, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem.

We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of defects or inaccuracies in the data we collect for our customers, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results.

Because many of our customers use our applications to store and retrieve critical information, we may be subject to liability claims if our applications do not work properly. We cannot be certain that the limitations of liability set forth in our licenses and agreements would be enforceable or would otherwise protect us from liability for damages. A material liability claim against us, regardless of its merit or its outcome, could result in substantial costs, significantly harm our business reputation and divert management’s attention from our operations.

Third-party claims that we are infringing the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to purchase expensive licenses, and our business could be harmed.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the software industry must often defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods and may assert patent or other intellectual property rights within the industry. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our learning platform or services and underlying technology infringe or violate the intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Our technologies may not be able to withstand any third-party claims against their use. Claims of intellectual property infringement or violation might require us to stop using technology found to be in violation of a third-party’s rights, redesign our application, which could require significant effort and expense, and cause delays of releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our learning platform. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, we could be forced to limit or stop selling our learning platform, we may not be able to meet our obligations to customers under our customer contracts, our revenue and operating results could be adversely impacted, and we may be unable to compete effectively. Additionally, our customers may not purchase our applications if they are concerned that such applications may infringe or violate third-party intellectual property rights. The occurrence of any of these events may harm our business.

In our subscription agreements with our customers, we generally agree to indemnify our customers against any losses or costs incurred in connection with claims by a third party alleging that the customer’s use of our learning platform or services infringes the intellectual property rights of the third party. Our customers who are accused of intellectual property infringement may seek indemnification from us. If any claim is successful, or if we are required to indemnify or defend our customers from any of these or other claims, these matters could be disruptive to our business and management and result in additional legal expenses.

The success of our business depends in part on our ability to protect and enforce our intellectual property and proprietary rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property and proprietary rights in our applications and services. However, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property and proprietary rights. Any of our trademarks or other intellectual property or proprietary rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create applications and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Our corporate name and the name of our platform and applications have not been trademarked in each market where we operate and plan to operate. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties. Effective copyright, trademark and trade secret protection may not be available in every country in which our platform and applications are available. The laws of some foreign countries, including countries in which our solutions are sold, may not be as protective of intellectual property and proprietary rights as those in the U.S., and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. To the extent we expand our international operations, our exposure to unauthorized copying and use of our technology and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating, or violating, our technology and intellectual property and proprietary rights.

Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our applications and proprietary information or prevent reverse engineering. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our learning platform, and we may be unable to prevent this competition.

We may be required to spend significant resources to monitor and protect our intellectual property and proprietary rights. Litigation may be necessary in the future to enforce our intellectual property and proprietary rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property and proprietary rights. Furthermore, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights. We may not prevail in any lawsuits that we initiate. Any litigation, whether or not resolved in our favor, could subject us to substantial costs, divert resources and the attention of management and technical personnel from our business and adversely affect our business. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our learning platform, impair the functionality of our learning platform, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our learning platform, or injure our reputation.

Incorrect or improper use of our solutions or our failure to property train customers on how to use our solutions could result in customer dissatisfaction and negatively affect our business.

Our solutions are complex and the proper use of such solutions requires training of the customer and end user. If our solutions are not used correctly or as intended, inadequate performance may result. Because our customers rely on our solutions, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide maintenance services to our customers may result in negative publicity or legal claims against us.

Risks Related to Laws and Regulation

We are subject to governmental laws, regulation and other legal obligations, particularly related to privacy, data protection and information security, and the governmental laws, regulation and other legal obligations continue to evolve, and any actual or perceived failure to comply with such obligations could harm our business.

Privacy and information security are significant issues in the U.S. and the other jurisdictions where we offer our learning platform. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The education technology community has been the subject of particular scrutiny. For instance, in 2019, a letter was circulated by certain members of the U.S. Senate to various educational technology companies, including us, reiterating its concerns about the amount of data being collected regarding students and the potential safety and security risks to children. Our handling of data is subject to a variety of laws and regulations, including laws and regulations enforced by various government agencies, such as the FTC and various federal, state, local and foreign agencies. We collect personal information (“PI”) and other data from our employees, customers and users. We use this information to provide services to our customers and users and to operate, support, expand and improve our business. We may also share customers’ or users’ PI with third parties as allowed by applicable law and agreements, as authorized by the customer, or as described in our privacy policies.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use storage and other processing of PI. In the U.S., the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use, dissemination, processing and security of data. Furthermore, many states have enacted laws that apply directly to the operators of online services that are intended for Higher Education and K-12 purposes or are proposing legislation to mandate privacy and data security obligations on the collection, use, disclosure, processing and security of PI generally. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, imposes a number of privacy and security obligations on companies who collect, use, disclose or otherwise process PI of California residents. The law broadly defines personal information, gives California residents expanded privacy rights, allows consumers to opt out of certain data sharing with third parties, and provides for civil penalties for violations, and includes a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (the “CPRA”) was approved by Californians during the November 3, 2020 election. The CPRA will significantly modify the CCPA, and will impose additional data protection obligations on companies doing business in California, potentially resulting in further complexity. The effects of this legislation are potentially far-reaching and may require us to modify our data management practices and to incur substantial expense in an effort to comply.

Many foreign countries and governmental bodies, including the EU, Canada, Australia and other jurisdictions, have laws and regulations concerning the collection, use, disclosure, processing and security of PI obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the U.S. laws and regulations in these jurisdictions may apply broadly to the collection, use, storage, disclosure, processing and security of data that identifies or may be used to identify or locate an individual and other personal information, such as names, email addresses and Internet Protocol addresses and other online identifiers. We publicly post our privacy policies and practices concerning our collection, use, disclosure and other processing of PI. Our publication of our privacy policy and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

In the EU, where companies must meet specified privacy and security standards, the General Data Protection Regulation (“GDPR”) became enforceable on May 25, 2018. The GDPR introduced new and enhanced data protection requirements throughout the EU and significant penalties of up to the greater of 4% of worldwide turnover or €20 million for violations of data protection rules. The GDPR notably has extra-territorial reach and has a significant impact on ‘data controllers’ and ‘data processors’ either with an establishment in the EU, or which offer goods or services to EU data subjects or monitor EU data subjects’ behavior within the EU. We are maintaining our ongoing compliance with the GDPR. As GDPR enforcement evolves, we may find it necessary to establish systems to maintain EU-origin data in the European Economic Area (the “EEA”), or to amend agreements with our customers which may involve substantial expense and distraction from other aspects of our business. In addition, data protection authorities in each member state of the EU have the ability to interpret certain aspects of the GDPR, which has the potential to create inconsistencies on a country-by-country basis. Ongoing implementation of the GDPR could require us to change certain business practices and result in increased costs. Further, the EU’s draft proposed Regulation on Privacy and Electronic Communications (the “ePrivacy Regulation”) is in the process of being finalized by the Council of the EU (with support from the Committee of Permanent Representatives), and anticipated to become subject to trilogue negotiations (between the Council of the EU, the European Parliament and the European Commission) later in 2021. Although it remains under debate, drafts of the proposed ePrivacy Regulation would alter rules on third-party cookies, web beacons and similar technologies, and significantly increase penalties for non-compliance. The ePrivacy Regulation is unlikely to come into effect for several more years, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business.

The GDPR principles on the processing of PI have been implemented into laws enforceable in the U.K. by the Data Protection Act 2018 and the U.K. GDPR. The European Commission is currently considering whether to issue an ‘adequacy decision’ in favor of the U.K. On December 24, 2020, the U.K. government and the European Commission provisionally agreed a trade and cooperation agreement governing their future relationship, which has introduced a “bridge period” from January 1, 2021 until June 30, 2021, or, if earlier, the date upon which an adequacy decision is issued in favor of the U.K. In this bridge period, transfers of PI from the EEA to the U.K. do not need to be legitimized by a data transfer mechanism. However, if an adequacy decision is not issued in favor of the U.K., then from the expiry of the bridge period, the U.K. will be deemed a “third country” for the purposes of EU data protection law and additional mechanisms may be required to legitimize transfers of PI from the EEA to the U.K. The U.K.’s exit from the EU may therefore lead to an increase in data protection compliance costs.

On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) issued its landmark judgment in Data Protection Commissioner v Facebook Ireland Limited, Maximillian Schrems (Case C-311/18) (“Schrems II”), which invalidated the EU-U.S. Privacy Shield with immediate effect, while upholding the European Commission’s standard contractual clauses (“SCCs”) as a means for legitimizing the transfer of PI by U.S. companies doing business in the EU from the EEA to the U.S. While the use of such SCCs was upheld, the CJEU held that compliance with the SCCs must be closely monitored by parties and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation of personal data provide adequate protection, as under EU data protection laws. The decision in Schrems II is likely to impact our current and planned business activities which involve transfers of PI outside of the EEA (both intra-group and to third parties) and will require ongoing monitoring of the latest legal and regulatory developments and as such, may involve compliance costs to address any changes required. We may experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our services due to the potential risk exposure to such customers as a result of the uncertainty around the legality of cross-border data transfer methods on which we rely. Ongoing legal challenges to the SCCs may render either or both methods invalid or could result in further limitations on the ability to transfer data across borders. Additionally, certain countries have passed or are considering passing laws requiring local data residency, and there are also plans to replace the SCCs with a revised set of clauses during the course of 2021, a draft of which were published by the European Commission on November 12, 2020 and for which comments were accepted until December 10, 2020.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving, particularly in our industry, and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our learning platform. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PI or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and materially adversely affect our business.

We also expect that this will continue to be a point of focus for legislation and there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers’ ability to collect, use, disclose or process information relating to consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. New laws, amendments to, or re-interpretations of, existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement or update privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PI for certain purposes. In addition, a foreign government could require that any PI collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an internet address contained in an email message. Such laws and regulations could require us to change features of our learning platform or restrict our customers’ ability to collect and use email addresses, page viewing data and personal information, which may reduce demand for our learning platform. If we fail to comply with federal, state and international data privacy laws and regulations our ability to successfully operate our business and pursue our business goals could be harmed.

We also may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy- or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection. We also may be bound by additional, more stringent contractual obligations relating to our collection, use, disclosure and processing of personal, financial and other data.

We are subject to contractual clauses that require us to comply with certain provisions of the Family Educational Rights and Privacy Act and we are subject to the Children’s Online Privacy Protection Act, and if we fail to comply with these laws, our reputation and business could be harmed.

The Family Educational Rights and Privacy Act (“FERPA”) generally prohibits educational institutions that receive federal funding from disclosing personally identifiable information (“PII”) from a student’s education records without the student’s consent. Through our learning platform, our customers and users disclose to us certain information that may originate from or comprise a student education record, as the term is defined under FERPA. As an entity that provides services to institutions, we are often subject to contractual clauses that impose restrictions derived from FERPA on our ability to collect, process, transfer, disclose, and store student data. If we violate our obligations to any of our educational institution customers relating to the privacy of student records subject to FERPA, such a violation could constitute material breach of contract with one or more of our customers and could harm our reputation. Further, in the event that we disclose student information in a manner that results in a violation of FERPA by one of our educational customers, the U.S. Department of Education could require that customer to suspend our access to the customer’s student information that is covered under FERPA for a period of at least five years.

We are also subject to the Children’s Online Privacy Protection Act (“COPPA”), which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our learning platform is directed, in part, at children under the age of 13. Through our learning platform, we collect certain personal information, including names and email addresses from children. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. Although we strive to ensure that our platform and applications are compliant with applicable COPPA provisions, these provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity and we could be in breach of our customer contracts and our customers could lose trust in us, which could harm our reputation and business.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards, such as the Student Privacy Pledge, from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our customer’s compliance with such standards. Following these privacy standards and adapting to future standards involves significant operational challenges. In addition, any inability or decision not to join these industry initiatives could damage our reputation, inhibit sales, slow our sales cycles and adversely affect our business.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our learning platform and platform capabilities. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our learning platform and platform capabilities, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our learning platform. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our learning platform, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

We could face liability, or our reputation might be harmed, as a result of the activities of our customers or users, the content in our platform or the data they store on our servers.

As a provider of cloud-based software, we may be subject to potential liability for the activities of our customers or users on or in connection with the data they store on our servers. Although our customer terms of use prohibit illegal use of our services by our customers and permit us to take down content or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer’s own policies, which could subject us to liability or harm our reputation.

Various U.S. federal statutes may apply to us with respect to various customer activities. The Digital Millennium Copyright Act of 1998 (“DMCA”) provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the internet. Under the DMCA, based on our current business activity as an internet service provider that does not own or control website content posted by our customers, we generally are not liable for infringing content posted by our customers or other third parties, provided that we follow the procedures for handling copyright infringement claims set forth in the DMCA. Generally, if we receive a proper notice from, or on behalf, of a copyright owner alleging infringement of copyrighted material located on websites we host, and we fail to expeditiously remove or disable access to the allegedly infringing material or otherwise fail to meet the requirements of the safe harbor provided by the DMCA, the copyright owner may seek to impose liability on us. Technical mistakes in complying with the detailed DMCA take-down procedures, or if we fail to otherwise comply with the other requirements of the safe harbor, could subject us to liability for copyright infringement.

Although statutes and case law in the U.S. have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, notwithstanding the exculpatory language of these bodies of law, we may become involved in complaints and lawsuits which, even if ultimately resolved in our favor, add cost to our doing business and may divert management’s time and attention. Finally, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

Additionally, our customers could use our learning platform to store or process PI, including sensitive PI, without our knowledge of such storage or processing. In the event that our systems experience a data security incident, or an individual or entity accesses information without, or in excess of, proper authorization, we could be subject to data security incident notification laws, as described elsewhere, which may require prompt remediation and notification to individuals. If we are unaware of the data and information stored on our systems, we may be unable to appropriately comply with all legal obligations, and we may be exposed to governmental enforcement or prosecution actions, private litigation, fines and penalties or adverse publicity and these incidents could cause our customers to lose trust in us, which could harm our reputation and business.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our learning platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the TCJA, as modified by the CARES Act, enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service and other tax authorities with respect to the TCJA, the CARES Act or other tax legislation may affect us, and certain aspects of any such tax legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to the TCJA, the CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA, the CARES Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our learning platform in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our learning platform. Any or all of these events could harm our business and operating results.

In addition, the public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business may be adversely affected by changes in tax laws, statutes, rules, regulations, or ordinances or by diminished tax revenues which could lead to significant declines in public school funding. The results of federal, state and local elections can also result in shifts in education policy and the amount of funding available for various education programs. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

We are subject to export controls and economic sanctions laws, and our customers and channel partners are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our solutions are subject to U.S. export controls and we are permitted to export such solutions to certain countries outside the U.S. only by first obtaining an export license from the U.S. government or by utilizing an existing export license exception. Obtaining the necessary export license for a particular export may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions, including economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, prohibit the sale or supply of our solutions and services to U.S. embargoed or sanctioned countries, regions, governments, persons and entities.

Although we take precautions to prevent our solutions from being provided in violation of U.S. export control and economic sanctions laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our channel partners as well as to us. Any failure by our channel partners to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and operating results.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our third-party business partners or intermediaries, employees, representatives, contractors, and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result on our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts, suspension or debarment from government contracting.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant laws and regulations that affect us include:

•	federal, state and local laws and regulations (including the Federal Acquisition Regulation) regarding the formation, administration and performance of government contracts;

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the Civil False Claims Act (and similar state and local false claims acts), which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval; and

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federal, state and local laws and regulations regarding procurement integrity including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, results of operations and financial condition.

In addition, federal, state and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for recompetition.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by current or former employees, including as a result of actions taken by us in response to the COVID-19 pandemic. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of                  and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to re-establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a prior reporting company, the framework of our system and processing documentation is established; however, we are in the process of updating as necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission (the “SEC”).

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

Our management team has limited experience managing a public company.

Many members of our management team, including our Chief Executive Officer and Chief Financial Officer, have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2020, we had total current and long-term indebtedness outstanding of approximately $             million, including term loans of $             million, revolving loans of $            , and unamortized debt issuance costs of $            . Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”) have important consequences, including:

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limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

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limiting our ability to incur or prepay existing indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments and make changes in the nature of the business, among other things;

•	making us more vulnerable to rising interest rates, as substantially all of our borrowings, including borrowings under the Credit Facilities, bear variable rates of interest; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, tax laws, including the disallowance or deferral of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial condition, results of operations, cash flows and prospects. Further, our Credit Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

Interest rates under the Credit Agreement are based partly on the London interbank offered rate (“LIBOR”), the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our agreements or any other borrowings that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our current indebtedness levels, the related risks that we face could intensify.

Variable rate indebtedness that we have incurred or may in the future incur will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Substantially all of our borrowings, including borrowings under our Credit Facilities, bear variable rates of interest. An increase in prevailing interest rates would increase our debt service obligations, which would have a negative impact on our net income and cash flows, including cash available for servicing our indebtedness.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit worthiness, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures and acquisitions, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. Refinancings may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for certain purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Credit Facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	incur liens;

•	merge, dissolve, liquidate, amalgamate, consolidate or sell all or substantially all of our assets;

•	declare or pay certain dividends, payments or distribution or repurchase or redeem certain capital stock;

•	permit our subsidiaries to enter into agreements restricting their ability to pay dividends, make loans, incur liens and sell assets; and

•	make certain investments.

These restrictions could limit, potentially significantly, our operational flexibility and affect our ability to finance our future operations or capital needs or to execute our business strategy.

We may be unable to refinance our indebtedness.

Our Credit Facilities mature on March 24, 2026. In addition, we may need to refinance all or a portion of our indebtedness before maturity. Our ability to repay, refinance, replace or extend these facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under these facilities, we could be forced to undertake alternate financings, including a sale of additional common stock, negotiate for an extension of the maturity of the applicable facility or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Risks Related to Our Common Stock and this Offering

Thoma Bravo controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with Thoma Bravo will control approximately     % of the voting power of our outstanding common stock, or     % if the underwriters exercise in full their over-allotment option, which means that, based on its percentage voting power controlled after the offering, Thoma Bravo will control the vote of all matters submitted to a vote of our stockholders. This control will enable Thoma Bravo to control the election of the members of our board of directors (the “Board”) and all other corporate decisions. Even when Thoma Bravo ceases to control a majority of the total voting power, for so long as Thoma Bravo continues to own a significant percentage of our common stock, Thoma Bravo will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Thoma Bravo will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Thoma Bravo continues to own a significant percentage of our common stock, Thoma Bravo will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Thoma Bravo that provides it the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo controls, in the aggregate,     % or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power; (iii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo control, in the aggregate, at least     % and less than     % of the voting power; (iv) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power; and (v) one director for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power. The Director Nomination Agreement will also provide that Thoma Bravo may assign such right to an affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Thoma Bravo. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Thoma Bravo and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Thoma Bravo and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of Thoma Bravo, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Thoma Bravo also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Thoma Bravo may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon listing of our shares of common stock on                 , we will be a “controlled company” within the meaning of the rules of                  and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, Thoma Bravo will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                 . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2018, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Thoma Bravo controls, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least     % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit stockholder action by written consent from and after the date on which Thoma Bravo controls, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Thoma Bravo controls, in the aggregate, at least                 % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when Thoma Bravo controls, in the aggregate, less than     % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least     % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when Thoma Bravo controls, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Thoma Bravo.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding Thoma Bravo and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least     % of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our common stock but will own only approximately                 % of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we intend to apply to have our common stock approved for listing on                  under the trading symbol                 , an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

A significant portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of                     , 2021. This includes shares of common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of common stock sell them or are perceived by the market as intending to sell them.

As further described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we will enter into a registration rights agreement with Thoma Bravo in connection with this offering, which will require us to effect the registration of Thoma Bravo’s shares in certain circumstances following the expiration of the 180-day lock-up period. If Thoma Bravo exercises its rights under this agreement to resell a significant amount of its shares of our common stock, we will not receive any proceeds from those offerings.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Our quarterly operating results and other metrics may vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	the impact of the COVID-19 pandemic on our customers’ budgets and their ability to purchase or renew at similar volumes to prior periods;

•	changes in spending on learning platforms by our current or prospective customers;

•	pricing our applications effectively so that we are able to attract and retain customers without compromising our operating results;

•	attracting new customers and increasing our customers’ use of our applications;

•	customer renewals and the amounts for which agreements are renewed;

•	awareness of our brand;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new applications or application enhancements;

•	changes to the commission plans, quotas and other compensation-related metrics for our sales representatives;

•	the amount and timing of payment for operating expenses, particularly research and development, sales and marketing expenses and employee benefit expenses;

•

our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our platform in new markets outside of the U.S.;

•	unforeseen costs and expenses related to the expansion of our business, operations and infrastructure, including disruptions in our hosting network infrastructure and privacy and data security;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our learning platform;

•	litigation-related costs, settlements or adverse litigation judgments;

•	our ability to maintain scalable internal systems for reporting, order processing, license fulfillment, solution delivery, purchasing, billing and general accounting, among other functions;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our offerings;

•	foreign currency exchange rate fluctuations;

•	general economic and political conditions in our domestic and international markets;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property by us, including potentially significant amortization costs and possible write-downs; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results, including fluctuations in our key metrics. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the market price and liquidity of our shares of common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our common stock develops following the completion of this offering, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

General Risk Factors

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes estimates of the addressable market for our learning platform. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Our business is subject to the risks of fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as a fire or flood, occurring at our headquarters, at one of our other facilities, at any of our cloud hosting provider facilities, or where a business partner is located could adversely affect our business, results of operations and financial condition. Prolonged health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in further economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our learning platform or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition.

Further, if a natural disaster or man-made incident were to affect Internet service providers, this could adversely affect the ability of our customers to use our learning platform. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made incident, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could adversely affect our business, results of operations and financial condition.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our competitive position and results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our solution offerings;

•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, if we issue additional equity to raise capital, your interest in us will be diluted.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	risks associated with future stimulus packages approved by the U.S. federal government;

•	risks associated with failing to continue our recent growth rates;

•	our ability to acquire new customers and successfully retain existing customers;

•	the effects of the increased usage of, or interruptions or performance problems associated with, our learning platform;

•	the impact on our business and prospects from the effects of the current COVID-19 pandemic;

•	our history of losses and expectation that we will not be profitable for the foreseeable future;

•	the impact of adverse general and industry-specific economic and market conditions;

•	risks to our revenue from changes in the spending policies or budget priorities for government funding of Higher Education and K-12 institutions;

•	our ability to grow our business effectively, to scale our business and to manage our expenses;

•	risks caused by delays in upturns or downturns being reflected in our operating results;

•	risks and uncertainties associated with potential acquisitions;

•	our ability to use net operating losses to offset future taxable income;

•	our ability to change our pricing models, if necessary to compete successfully;

•	the length and unpredictability of our sales cycles;

•	risks associated with failure to develop our sales and marketing capabilities;

•	the competitiveness of the market in which we operate;

•	risks associated with joint ventures, platform partnerships and strategic alliances;

•	our ability to offer high-quality professional services and support;

•	the effectiveness of our expense reduction plan;

•	risks associated with international operations;

•	our reliance on our management team and other key employees, including the effects of recent significant changes to our executive leadership team and the resulting transitions;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain our company culture as we grow;

•	risks related our brand recognition and reputation;

•	the complexity and time-consuming nature of our billing and collections processing;

•	our ability to adapt and respond to rapidly changing technology, evolving industry standards and changing customer needs;

•	the impact of potential information technology or data security breaches or other cyberattacks or other disruptions;

•	risks associated with our use of open source software, including that we make a substantial portion of the source code for Canvas available under the terms of an open source license;

•	risks relating to our reliance on third-party software and intellectual property licenses;

•	the impact of real or perceived errors, failures or bugs in our solutions;

•	risks associated with lawsuits by third parties for alleged infringement, misappropriation or other violation of their intellectual property and proprietary rights;

•	our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights;

•	risks related to incorrect or improper use of our solutions or our failure to properly train customers on how to utilize our solutions;

•	privacy laws and regulations, including changes thereto, applicable to our business;

•	risks relating to non-compliance with FERPA, COPPA and other regulatory regimes applicable to our business;

•	risks related to changes in tax laws;

•	the impact of export and import control laws and regulations;

•	risk relating to non-compliance with anti-corruption, anti-bribery and similar laws;

•	our ability to comply with complex procurement rules and regulations;

•	risks related to future litigation;

•	risks related to our existing and future indebtedness;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	our management team’s limited experience managing a public company

•	our ability to correctly estimate market opportunity and forecast market growth;

•	the impact of any catastrophic events;

•	our ability to raise additional capital or generate cash flows necessary to expand operations and invest in new technologies; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.” In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely on these statements.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Holon IQ Global EdTech Market to reach $404B by 2025—16.3% CAGR (August 2020)

•	National Education Association Biden Pledges Critical Investments in Public Education to Combat COVID-19 Crisis (January 2021)

•	Office of Elementary & Secondary Education Elementary and Secondary School Emergency Relief Fund (January 2021)

•	CB Insights Education In The Post-Covid World: 6 Ways Tech Could Transform How We Teach And Learn (2020)

•	Future Ready Schools Students of Color Caught in the Homework Gap (2017 – 2020)

•	U.S. Census Bureau Top 10 Largest School Districts by Enrollment and Per Pupil Current Spending (May 2019)

•	U.S. Census Bureau Nearly 93% of Households With School-Age Children Report Some Form of Distance Learning During COVID-19 (August 2020)

•	U.S. Census Bureau Census Bureau Reports Nearly 77 Million Students Enrolled in U.S. Schools (December 2019)

•	U.S. Census Bureau Educational Attainment by Presence of a Computer and Types of Internet Subscriptions in Household (2019)

•	U.S. Census Bureau Measuring Household Experiences during the Coronavirus Pandemic (June 2020)

•	National Center for Education Statistics Number of educational institutions, by level and control of institution: Selected years, 1980-81 through 2017-18 (January 2020)

•	U.S. Department of Education U.S. Department of Education Quickly Makes Available More Than $21 Billion in Taxpayer Funds to Support Continued Education at Colleges, Universities (January 2021)

•	National Student Clearinghouse Research Center Term Enrollment Estimates (2020)

•	Agile Education Marketing U.S. State Education Map

•	UNESCO Institute for Statistics Dataset: National Monitoring (2020)

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to reduce our indebtedness, increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $             of the net proceeds of this offering to repay $             million of outstanding borrowings under our Credit Facilities and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than the repayment of outstanding borrowings under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

On March 24, 2020, we entered into our $825.0 million Credit Agreement with a syndicate of lenders, comprised of the $775.0 million Initial Term Loan and the $50.0 million Revolving Credit Facility. On December 22, 2020, we supplemented the Initial Term Loan with a $70.0 million Incremental Term Loan. As of December 31, 2020, we had $             million and $             outstanding under our Term Loan and Revolving Credit Facility, respectively. As of December 31, 2020, the interest rate on our Term Loan and Revolving Credit Facility was approximately     % and     %, respectively. The Term Loan matures on March 24, 2026. Borrowings under the Revolving Credit Facility mature on March 24, 2026.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price per share for the offering remains at $            , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, the terms of our Credit Agreement also restrict our ability to pay dividends, and we may also enter into debt instruments in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination related to dividend policy will be made at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and or our subsidiaries’ indebtedness (see “Description of Certain Indebtedness”) and requirements under Delaware law, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. See “Risk Factors—Risks Related to Our Common Stock and This Offering—Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2020, as follows:

•	on an actual basis; and

•

on an as adjusted basis, after giving effect to our sale of                  shares of common stock in this offering and the application of a portion of the net proceeds from this offering to repay $             million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of December 31, 2020
(dollars in thousands)	Actual	As Adjusted
(Unaudited)
Cash and cash equivalents	$	$

Total debt, including current portion(1):
Term Loan
Revolving Credit Facility

Total long term debt
Stockholders’ equity:
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Preferred stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit

Stockholders’ equity

Total capitalization	$	$

(1)	Net of debt issuance costs of $ million.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization on an as adjusted basis by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization on an as adjusted basis by approximately $             million, based on an assumed initial public

offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on                 shares of our common stock outstanding as of                     , 2021 and excludes:

•	shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 ESPP, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2020, we had a net tangible book value of $             million, or $             per share of common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $             million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, our pro forma net tangible book value as of December 31, 2020 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2020	$
Increase in net tangible book value per share attributable to the investors in this offering

Pro forma net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to the investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $            , and would increase or decrease the dilution per share to the investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma net tangible book value per share after this offering by $             and would increase or decrease dilution per share to investors in this offering by                 , assuming the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after this offering would be $            , and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            .

The following table presents, on a pro forma basis as described above, as of December 31, 2020, the differences between our existing stockholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders			%	$		%	$
New Investors
Total			%	$		%	$

A $1.00 increase or in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million and increase or decrease the percent of total consideration paid by new investors by     % or     %, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. After giving effect to sales of shares in this offering, assuming the underwriters’ over-allotment option is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on                  shares of our common stock outstanding as of December 31, 2020 and excludes:

•	shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 ESPP, which will become effective in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on March 24, 2020, our summary historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”).

We derived the selected historical consolidated financial and other data for the year ended December 31, 2018 from the Predecessor’s audited consolidated financial statements not included in this prospectus. We derived the selected historical consolidated financial and other data for the year ended December 31, 2019 from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial and other data for the periods from January 1, 2020 to March 31, 2020, which relate to the Predecessor, April 1, 2020 to December 31, 2020, which relate to the Successor, and the Combined 2020 Period and as of December 31, 2020 from the Successor’s audited consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the sections titled “Summary Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Combined
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020(1)
					(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Subscription and support	$188,501	$236,241	$	$	$
Professional services and other	21,043	22,232

Total revenue	209,544	258,473

Cost of revenue:
Subscription and support	46,706	64,170
Professional services and other	15,137	18,656

Total cost of revenue	61,843	82,826

Gross profit	147,701	175,647

	Predecessor			Successor	Combined
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020(1)
					(Unaudited)
Operating expenses:
Sales and marketing	97,481	121,643
Research and development	59,391	83,526
General and administrative	35,602	56,471

Total operating expenses	192,474	261,640

Loss from operations	(44,773)	(85,993)

Other income (expense):
Interest income	2,413	1,795
Interest expense	(68)	(16)
Other income (expense), net	(698)	(225)

Total other income (expense), net	1,647	1,554

Loss before income tax benefit	(43,126)	(84,439)
Income tax benefit (expense)	(339)	3,620

Net loss	$(43,465)	$(80,819)	$	$	$

Net loss attributable to common stockholders	$(43,465)	$(80,819)	$	$	$

Net loss per common share attributable to common stockholders, basic and diluted	$(1.27)	$(2.19)	$	$	$

Pro forma net loss per common share attributable to common stockholders, basic and diluted(2)					$
Pro forma as adjusted net loss per common share attributable to common stockholders, basic and diluted(3)					$
Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	34,248	36,892

Pro forma weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders(2)
Pro forma as adjusted weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders(3)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$98	$18,861	$	$	$
Net cash used in investing activities	$(63,304)	$(21,576)	$	$	$

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020(1)
					(Unaudited)
Net cash provided by financing activities	$121,833	$9,631	$	$	$
Non-GAAP Financial Data (unaudited)(4):
Free Cash Flow(5)	$(10,946)	$8,721	$	$	$
Non-GAAP Operating Loss(6)	$(21,898)	$(21,712)	$	$	$
Adjusted EBITDA(7)	$(11,213)	$(9,297)	$	$	$
Allocated Combined Receipts(8)	$209,544	$258,473

(1)

For the purpose of performing a comparison to the Predecessor’s year ended December 31, 2019, we prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2020, which gives effect to Take-Private Transaction, as if it had occurred on January 1, 2020. The Unaudited Pro Forma Combined 2020 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations. The amounts in the Predecessor and Successor columns do not total to the amounts in the unaudited pro forma combined column due to the adjustments made in preparing the Unaudited Pro Forma Combined 2020 Period, which is described in “Unaudited Pro Forma Condensed Combined Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

(2)	Pro forma earnings per share gives effect to the Take-Private Transaction.
(3)

Pro forma as adjusted earnings per share gives effect to (i) the Take-Private Transaction and (ii) this offering and the application of the net proceeds therefrom as more fully described in “Use of Proceeds,” including the effect of the repayment of the outstanding borrowings under our Credit Facilities.

(4)

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures are useful in evaluating our operating performance and liquidity. These measures include, but are not limited to, free cash flow, non-GAAP operating loss, adjusted EBITDA and Allocated Combined Receipts, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation

We compensate for these limitations by providing investors and other users of our financial information, reconciliations of net cash provided by operating activities to free cash flow, of loss from operations to non-GAAP operating loss, of net loss to adjusted EBITDA, and of revenue to Allocated Combined Receipts. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view free cash flow, non-GAAP operating loss, adjusted EBITDA and Allocated Combined Receipts in conjunction with the related GAAP financial measure.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for a reconciliation to their respective most directly comparable GAAP financial measures.

(5)	We define “free cash flow” as net cash provided by operating activities less purchases of property and equipment and intangible assets, net of proceeds from disposals of property and equipment.
(6)

We define “non-GAAP operating loss” as loss from operations excluding the impact of stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue primarily relating to the Take-Private Transaction that we do not believe are reflective of our ongoing operations.

(7)

“EBITDA” is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. We further adjust EBITDA to exclude certain items of a significant or unusual nature, including stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue primarily relating to the Take-Private Transaction.

(8)

“Allocated Combined Receipts” is defined as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition.

	Predecessor		Successor

(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	As of December 31, 2020

Consolidated Balance Sheet Data:
Cash and cash equivalents	$94,320	$101,236	$
Working capital, excluding deferred revenue (unaudited)	197,908	150,810
Total assets	273,997	367,500
Deferred revenue	120,670	147,755
Total debt, including current portion	—	—
Total liabilities	145,559	221,943
Total stockholders’ equity	128,438	145,557

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents selected unaudited pro forma condensed combined financial information about our consolidated statements of operations, after giving effect to the Take-Private Transaction and the related financing activities as if they occurred on January 1, 2020. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Take-Private Transaction and the related financing activities, (2) factually supportable and (3) expected to have a continuing impact on the combined results.

On March 24, 2020, Thoma Bravo acquired Instructure in the Take-Private Transaction for approximately $2.0 billion (before related transaction fees and expenses), of which approximately $1.93 billion was paid to acquire then-outstanding Predecessor’s common stock and $49.5 million was paid in connection with the cancellation and conversion into cash consideration of outstanding equity awards, subject to certain vesting conditions, granted under the Predecessor’s equity incentive plan, including stock options and restricted stock unit awards. The Take-Private Transaction was funded with a combination of the proceeds of equity financing provided the Thoma Bravo Funds, debt financing sources and a portion of Instructure’s cash on hand. Assets and liabilities were recorded at the estimated fair value initially at the transaction closing date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets recognized.

As a result of the Take-Private Transaction, our historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”).

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements, “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited condensed combined pro forma financial information should not be relied upon as being indicative of what our results of operations would have been had the Take-Private Transaction and the related financing activities been completed as of the date indicated. The unaudited pro forma condensed combined financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the Unaudited Pro Forma Condensed Combined Financial Data and should not be relied on as an indication of our results after the consummation of this offering contemplated by such unaudited pro forma condensed combined financial statements.

	Predecessor		Successor		Combined
(in thousands, except per share data)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Adjustments	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Revenue:
Subscription and support	$236,241	$	$	$	$
Professional services and other	22,232

Total revenue	258,473

Cost of revenue:
Subscription and support	64,170
Professional services and other	18,656

Total cost of revenue	82,826

Gross profit	175,647

Operating expenses:
Sales and marketing	121,643
Research and development	83,526
General and administrative	56,471

Total operating expenses	261,640

Loss from operations	(85,993)

Other income (expense):
Interest income	1,795
Interest expense	(16)
Other income (expense), net	(225)

Total other income (expense), net	1,554

Loss before income tax benefit	(84,439)
Income tax benefit	3,620

Net loss	$(80,819)	$	$	$	$

Net loss attributable to common stockholders	$(80,819)	$	$	$	$

Net loss per common share attributable to common stockholders, basic and diluted	$(2.19)	$	$	$	$

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	36,892

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1) Basis of Presentation

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the Take-Private Transaction to the Company’s historical consolidated financial statements.

The unaudited pro forma condensed combined financial information is based on the historical financial statements of the Predecessor and the Successor and was prepared using the acquisition method of accounting assuming the Take-Private Transaction and the related financing activities occurred on January 1, 2020. The acquisition method of accounting is based on Accounting Standard Code (“ASC”) Topic 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). Application of ASC 820 to determine fair value of acquired assets and liabilities in accordance to ASC 805 requires us to make judgments and estimates and it is possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

(2) Pro Forma Adjustments

This note should be read in conjunction with other notes in the unaudited pro forma condensed combined financial statements. Adjustments included in the columns under the headings “Pro Forma Adjustments” represent the following:

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma condensed combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustment related to amortization for deferred commissions and capitalized software development costs for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	The table below sets forth incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance to ASC 805. The pro forma condensed combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

Predecessor
Intangible Assets	Useful Lives	Value	Amortization Method	Period from January 1, 2020 to March 31, 2020
		$		$
		$		$
		$		$
		$		$

		$		$

The table below sets forth the future amortization as of December 31, 2020 associated with the intangible assets recognized as a result of the Take-Private Transaction:

Year Ended December 31,
2021	2022	2023	2024	2025	Thereafter	Total
$	$	$	$	$	$	$

$	$	$	$	$	$	$

(d)	The table below sets forth incremental interest expenses resulting from the debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note to the consolidated financial statements. The pro forma condensed combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

Predecessor
Debt	Principal	Interest Rate	Period from January 1, 2020 to March 31, 2020
	$		$
$
$
$

$

(e)	A combined statutory tax rate of % is applied to the pro forma adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical combined financial statements and the Unaudited Pro Forma Combined 2020 Period includes periods before the Take-Private Transaction as defined below under “—Take-Private Transaction.” Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Take-Private Transaction has had and will have on our results of operations. As a result, our historical results of operations are not comparable and may not be indicative of our future results of operations. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “—Liquidity and Capital Resources” and the financial statements and the related notes thereto included elsewhere in this prospectus.

Overview

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation LMS, robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of MasteryConnect and Certica to add assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows – and, since our founding, we have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider.

Since our founding in 2008, we have expanded our platform from the core LMS to include a broad set of offerings targeting all aspects of teaching and learning. As our platform has grown, we have become more strategic to schools as they seek vendor consolidation, best of breed solutions, and integrated offerings to serve teachers and students. The following chart demonstrates our technology expansion and key financial and customer milestones.

For 2018, 2019, and 2020 our revenues were $209.5 million, $258.5 million, and $             million, respectively, representing year-over-year growth of 23% and         %. Our net loss was $43.5 million, $80.8 million, and $             in 2018, 2019, and 2020, respectively. Our adjusted EBITDA was $(11.2) million, $(9.3) million, and $             million in 2018, 2019, and 2020, respectively. We generated operating cash flow of $0.1 million, $18.9 million, and $             million in 2018, 2019, and 2020, respectively. Our free cash flow was $(10.9) million, $8.7 million, and $             million in 2018, 2019, and 2020, respectively.

Our Business Model

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of software-as-a-service (“SaaS”) fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services.

Subscription revenue is derived from customers using our learning platform and is driven primarily by the number of customers, the number of users at each customer, and the price of our applications. Support revenue is derived from customers purchasing additional support beyond the standard support that is included in the basic SaaS fee. We sell annual and multi-year contracts, which typically vary in length between one and five years. Subscriptions and support are non-cancelable and are billed in advance on an annual basis. Subscription and support revenue represented         % of total revenue for 2020.

Due to the nature of our multi-year subscription contracts, it is common that at any point in a contract term there can be amounts that we have not yet been contractually able to invoice, which along with our billed amounts are considered part of our remaining performance obligations (RPO). While we expect our RPO to fluctuate from period to period for a variety of reasons, we believe that it provides us high levels of revenue visibility. RPO was $505 million and $             million and as of December 31, 2019 and 2020, respectively.

We sell our applications and services primarily through a direct sales force. Our sales organization includes technical sales engineers who serve as experts in the technical aspects of our applications and customer implementations. Many of our sales efforts require us to respond to request for proposals, particularly in the Higher Education space and to a lesser extent in K-12. Our sales force targets statewide systems for Higher Education and K-12, as well individual colleges and universities and K-12 schools. As we grow internationally, we have added an indirect sales motion in order to penetrate certain international markets.

As of December 31, 2020, we had over 6,000 customers representing Higher Education institutions and K-12 districts and schools in more than 90 countries, compared to over 5,000 customers in more than 80 countries as of December 31, 2019. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, many of the largest K-12 systems in the U.S., such as Broward County, Florida and Clark County, Nevada, and international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools. We have recently experienced accelerated growth in the K-12 market as a result of distance learning mandates. In 2020, the number of K-12 students on our platform increased 78% on a year-on-year basis. With the acquisition of Certica and our investments in the assessment space, we expect K-12 will continue to represent a meaningful portion of our business moving forward. We also continue to expand our international business, which we believe will be an important factor in our continued growth. In 2020, revenue derived from outside of the U.S. increased 20% on a year-on-year basis, driven primarily by increases in demand across Western European, Asia-Pacific, and Latin American markets.

The majority of our academic customers implement Canvas widely within their institutions and across school districts, where applicable. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities, or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. In 2020, no single customer represented more than 5% of our revenue. In addition to the number of customers, the number of users that a customer has paid for during a specific period provides an indication of the overall usage of our platform. Across our Canvas LMS customer base, we had over 30 million users as of December 31, 2020, compared to over 21 million users as of December 31, 2019, driven primarily by the increased demand for our platform as a result of distance learning mandates.

We have a history of attracting new customers and generally increasing their annual spend with us over time. In Higher Education, the depth of our solution and demonstrated scalability allow us to sell to a single institution or university and then deploy extensively across schools (i.e., medical, law, business, undergraduate), departments (i.e., economics, math, art), or entire state systems, and reach students beyond the walls of the classroom by extending into Continuing Education and online learning. Specifically, the chart below illustrates this expansion by presenting the total annual recurring revenue (“ARR”) from each customer cohort over the years presented. Each cohort represents customers who made their initial purchase from us in a given year. For example, the year 2015 cohort represents all customers who made their initial purchase from us between January 1, 2015 and December 31, 2015. For this analysis, we define ARR as the subscription revenue we would contractually expect to receive from those customers over the following 12 months, assuming no increases or reductions in their subscriptions. As of December 31, 2020, ARR from customers in the 2010 cohort, 2011 cohort, 2012 cohort, 2013 cohort, 2014 cohort, 2015 cohort, 2016 cohort, 2017 cohort, and 2018 cohort, and 2019 cohort represented an increase over each cohort’s initial aggregate ARR by 39.1x, 6.4x, 3.2x, 2.0x, 1.7x, 1.6x, 1.4x, 1.4x, 1.2x, and 1.2x, respectively.

Take-Private Transaction

On March 24, 2020, we were acquired in an all-cash Take-Private Transaction by Thoma Bravo. The Take-Private Transaction was accounted for in accordance with ASC 805 and Instructure Parent, LP was determined to be the accounting acquirer. For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material. In the accompanying consolidated financial statements, references to Predecessor refer to the results of operations and cash flows of Instructure, Inc. prior to and including March 31, 2020. References to Successor refer to the consolidated financial position of Instructure Intermediate Holdings I, Inc. as of December 31, 2020. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from April 1, 2020 to December 31, 2020. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the application of

acquisition accounting in the Successor financial statements as of March 31, 2020, as further described in Note                  to the consolidated financial statements of which the most significant impact is                 .

Our Transformation

Over the past year we have transformed our business into a more competitive and focused learning platform leader, positioned for durable growth. We have accomplished our strategic transformation through the following initiatives:

•

Aligned focus on core offerings. We have realigned our business to focus solely on education and our Canvas learning platform. We stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions. Our company resources are now solely dedicated to preserving and growing our leadership position in the education market.

•

Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We eliminated sales coverage in non-core international regions and focused our efforts solely on education, enabling us to restructure our sales and marketing organization while improving productivity. Since restructuring, the majority of our go-to-market resources are focused on the U.S., U.K., the Nordics, Australia, and New Zealand.

•

Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention—with fewer resources than we had at the time of the Take-Private Transaction. We restructured our mix of onshore and offshore research and development through a variety of initiatives, including moving a portion of our development efforts to Budapest. Additionally, we simplified our organizational design and aligned the organization with our sole focus on serving education, eliminating low ROI program expenses, and closing and consolidating facilities internationally and within the U.S. We have also been able to realize efficiencies in our cost of revenue by transitioning to a variable support model led by part-time business heads, which is aligned with the seasonality of our business.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company. These new senior executives have been critical to the execution of our strategic transformation plans over the past year.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. As a result of these focused efforts, our financial model has benefitted in three key ways:

•

Positioned for durable growth. Our realigned sales force, focused product offerings, continued thought leadership, and reputation in the market have positioned us to grow our customer and user base. In 2020, we saw our Canvas LMS user base increase over 40% and our customer base increase 20%, from over 5,000 customers to over 6,000 customers compared to 2019. As part of our response to the COVID-19 pandemic, we have implemented an internal initiative to ensure the support and retention of our customers.

•

Improved margins with ability to scale. The operational improvements and cost-saving measures we implemented have significantly improved our adjusted EBITDA margin profile. These changes have established a foundation upon which we can scale our business to meet the rapidly growing demand for our products.

•

Expanded our platform with new offerings. In 2019, we acquired Portfolium and MasteryConnect to expand our platform capabilities. In 2020, we acquired Certica, a leader in student assessment software, to bolster our capabilities in the growing student assessment market. We also focused our internal research and development efforts on new product features and releases. In 2021, we plan to continue focusing on expanding the number of applications of our extensible learning platform and enhancing the functionality of our existing applications through both organic investment and continued M&A.

Impact of COVID-19

Although the COVID-19 pandemic caused general business disruption worldwide beginning in January 2020, it also created a set of conditions in which students of all ages have been learning from home for a year, causing schools to rapidly adopt or upgrade online platforms for students and teachers to conduct lessons remotely. In response to the pandemic, the U.S. government has also passed stimulus legislation that has directed over $110 billion of funding to education initiatives to date, with future stimulus spending expected in both the U.S. and international regions. These circumstances have resulted in an increase in our operational performance, cash flows, and financial condition. We believe that the COVID-19 pandemic has accelerated adoption of our learning platform, which we expect will generate additional opportunities for us in the future.

While we have experienced a significant increase in customers due to the pandemic, the aforementioned factors have also driven increased usage of our services and have required us to expand our network and data storage and processing capacity, particularly third-party cloud hosting, which has resulted, and is continuing to result, in an increase in our operating costs. Therefore, the recent increase in usage of our platform has adversely impacted, and may continue to adversely impact, our gross margin.

There is no assurance that we will experience a continued increase in the adoption of our learning platform or that new or existing customers will continue to utilize our service after the COVID-19 pandemic has tapered. Moreover, the tapering of the COVID-19 pandemic, particularly as vaccinations become widely available, may result in a decline in customers once students are no longer attending school from home.

As part of our response to the COVID-19 pandemic, we have implemented an internal initiative to ensure the support and retention of our customers. This initiative is a collaboration between multiple organizations and teams at Instructure to help ensure renewal and growth in statewide deals. The initiative includes monitoring usage, developing a statewide communication plan, establishing user groups, creating marketing and advocacy materials, and keeping leadership informed of status, risks, and wins.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. For additional information, see “Risk Factors—Risks Related to COVID-19.”

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Increase Adoption of Cloud-Based Software by Higher Education and K-12 Institutions

Our ability to increase market adoption of our platform is driven by the overall adoption of cloud applications and infrastructure by academic institutions. We believe that Higher Education and K-12 institutions are poised to accelerate the pace of cloud adoption to support near-term online educational needs, as a result of the COVID-19 pandemic, and to withstand future challenges. Academic institutions that relied upon on-premises solutions to support remote operations faced significant delays at the height of the pandemic. In order to continue providing a high-quality education and support in-person, remote, and hybrid learning, institutions must make a fundamental shift to adopt cloud-based collaboration solutions. As the leader in the market for cloud-based learning technology, we believe the imperative for these institutions to adopt cloud infrastructure will increase demand for our platform and broaden our customer base.

Grow Our Customer Base

We believe there is significant opportunity to grow our customer base in Higher Education and K-12. The growth of our Higher Education customer base is primarily dependent on the replacement of legacy systems with our cloud-native platform in North America and our continued expansion efforts internationally. The growth of our K-12 customer base is primarily dependent on our ability to surround currently implemented free solutions with our learning platform and, in connection, monetize demand for our broad capabilities. We intend to expand our customer base by continuing to make targeted and prudent investments in sales and marketing and customer support. As of December 31, 2020, we had more than 6,000 customers.

Cross-sell into our Existing Customer Base

Most of our customers initially engage with us using our Canvas LMS solution, and then we are generally able to cross-sell our other solutions as these customers become aware of the benefits of our broad capabilities, including learning, assessments, analytics, student success, program management, digital courseware, and global online learning. Our future revenue growth is dependent upon our ability to expand our customers’ use of our learning platform. Our ability to increase sales to existing customers depends on a number of factors, including customer satisfaction, competition, pricing, economic conditions, and spending by customers.

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Number of Customers

We evaluate the number of customers to measure and monitor the growth of our business and the success of our sales and marketing activities. We believe that the growth of our customer base is indicative of our revenue growth potential. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. As of December 31, 2020, we had over 6,000 customers representing Higher Education institutions and K-12 districts and schools in more than 90 countries, up from over 5,000 customers in more than 80 countries as of December 31, 2019.

Net Revenue Retention Rate

We calculate our net revenue retention rate by dividing the total revenue obtained from a particular customer in a given month by the total revenue from that customer from the same month in the immediately preceding year. This calculation contemplates all changes to revenue for the designated customer, which includes customer terminations, changes in quantities of users, changes in pricing, additional applications purchased or applications no longer used. We calculate the net revenue retention for our entire customer base at a given point in time. We believe our net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain our customers. Our net revenue retention rate was over 110% for 2020.

Remaining Performance Obligations

We monitor remaining performance obligations (“RPO”) as a key metric to help us evaluate the health of our business. RPO represents the amount of our contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO is not necessarily indicative of future revenue growth because it does not account for the timing of customers’ consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by several factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, and seasonality. Due to these factors, it is important to review RPO in conjunction with revenue and other financial metrics disclosed elsewhere in this prospectus.

RPO was $505 million and $             million as of December 31, 2019 and 2020, respectively. We may experience variations in our RPO from period to period, but RPO has generally increased over the long term as a result of contracts with new customers and increasing the value of contracts with existing customers. These increases are partially offset by revenue recognized on existing contracts during a particular period.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance and liquidity. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

We regularly review the measures set forth below as we evaluate our business.

Free Cash Flow

We define free cash flow as net cash provided by operating activities less purchases of property and equipment and intangible assets, net of proceeds from disposals of property and equipment. We believe free cash flow facilitates period-to-period comparisons of liquidity. We consider free cash flow to be an important measure because it measures the amount of cash we generate and reflects changes in working capital. We use free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our liquidity, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board concerning our liquidity.

The following table provides a reconciliation of net cash provided by operating activities to free cash flow:

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Net cash provided by operating activities	$98	$18,861	$	$	$
Purchases of property and equipment and intangible assets	(11,132)	(10,243)

Proceeds from sale of property and equipment	88	103

Free cash flow	$(10,946)	$8,721	$	$	$

Non-GAAP Operating Loss

We define non-GAAP operating loss as loss from operations excluding the impact of stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue primarily relating to the Take-Private Transaction that we do not believe are reflective of our ongoing operations. We believe non-GAAP operating loss is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance.

The following table provides a reconciliation of loss from operations to non-GAAP operating loss:

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Loss from operations	$(44,773)	$(85,993)	$	$	$
Stock-based compensation	22,747	56,512
Restructuring, transaction and sponsor related costs	—	—
Reversal of payroll tax expense on the previous secondary stock purchase transactions	(1,225)	(1,327)
Amortization of acquisition related intangibles	2,497	9,116
Change in fair value of contingent liability	(1,144)	(20)

Fair value adjustments to deferred revenue in connection with purchase accounting	—	—

Non-GAAP operating loss	$(21,898)	$(21,712)	$	$	$

Adjusted EBITDA

EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. We further adjust EBITDA to exclude certain items of a significant or unusual nature, including stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue primarily relating to the Take-Private Transaction.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and Board. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and certain variable charges.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Net loss	$(43,465)	$(80,819)	$	$	$
Interest on outstanding debt and loss on debt extinguishment	—	—
Provision (benefit) for taxes	339	(3,620)
Depreciation	8,749	10,642
Amortization	289	219
Stock-based compensation	22,747	56,512
Restructuring, transaction and sponsor related costs	—	—
Reversal of payroll tax expense on the previous secondary stock purchase transaction	(1,225)	(1,327)
Amortization of acquisition related intangibles	2,497	9,116
Change in fair value of contingent liability	(1,144)	(20)
Fair value adjustments to deferred revenue in connection with purchase accounting	—	—

Adjusted EBITDA	$(11,213)	$(9,297)	$	$	$

Allocated Combined Receipts

We define Allocated Combined Receipts as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Management uses this measure to evaluate organic growth of the business period over period, as if the Company had operated as a single entity and excluding the impact of acquisitions or adjustments due to purchase accounting. Organic growth in current and future periods is driven by sales to new customers and the addition of additional subscriptions and functionality to existing customers, offset by customer cancellations or reduced subscriptions upon renewal.

We believe that it is important to evaluate growth on this organic basis, as it is an indication of the success of our services from the customer’s perspective that is not impacted by corporate events such as acquisitions or the fair value estimates of acquired unearned revenue. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze the drivers of revenue on the same basis as management.

The following table presents a reconciliation of revenue to Allocated Combined Receipts for each of the periods indicated:

	Predecessor			Successor	Combined
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Revenue	$209,544	$258,473	$	$	$
Impact of fair value adjustments to acquired unearned revenue recorded in conjunction with the Take-Private Transaction(a)	—	—

Allocated Combined Receipts	$209,544	$258,473	$	$	$

(a)

Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by Predecessor, prior to the Take-Private Transaction. These adjustments represent the difference between the revenue recognized based on the Predecessor’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the Take-Private Transaction less revenue recognized prior to the Take-Private Transaction.

Key Components of Results of Operations

Revenue

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services.

Subscription revenue is derived from customers using our learning platform and is driven primarily by the number of customers, the number of users at each customer, the price of our applications and renewals. Support revenue is derived from customers purchasing additional support beyond the standard support that is included in the basic SaaS fee. Our contracts typically vary in length between one and five years. Subscriptions and support are non-cancelable and are billed in advance on an annual basis. All subscription and support fees billed are initially recorded in deferred revenue and recognized ratably over the subscription term.

Professional services and other revenue are derived primarily from implementation, training, and other consulting fees. Implementation services includes training and consulting services that generally take anywhere from 30 to 90 days to complete depending on customer-side complexity and timelines. It includes regularly scheduled and highly-structured activities to ensure customers progress toward better utilizing our applications. Most of these interactions take place over the phone and through the use of web meeting technology. Because we have determined the implementation services are distinct, they are recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

We include training with every implementation and offer additional training for a fee. The training offered is focused on creating confidence among users so they can be successful with our applications. Most training is performed remotely using web meeting technology. Because we have determined that trainings are distinct, we record training revenue upon the delivery of the training. Training is recognized ratably in the same manner as subscription and support revenue described above.

In addition to our implementation and training offerings, we provide consulting services for custom application development, integrations, content services and change management consulting. These services are architected to boost customer adoption of our applications and to drive usage of features and capabilities that are unique to our company. We have determined that these services are distinct. Professional services revenue is typically recognized over time as the services are rendered, using an efforts-expended input method.

Cost of Revenue

Cost of subscription and support revenue consists primarily of the costs of our cloud hosting provider and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our operations and customer support teams, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities and costs related to information technology (“IT”).

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, travel, bonuses and stock-based compensation, as well as allocated overhead costs.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including sales commissions and incentives, benefits and stock-based compensation expense, marketing programs, including lead generation, costs of our annual InstructureCon user conference, acquisition-related amortization expenses and allocated overhead costs. We defer and amortize on a straight-line basis sales commission costs related to acquiring new contracts over a period of benefit that we have determined to be generally four years. Customer relationships represent the estimated fair value of the acquired customer bases and are amortized over the estimated remaining useful life of seven years. The trade names acquired are amortized over the estimated remaining useful lives ranging from five to ten years.

Research and Development. Research and development expenses consist primarily of personnel costs of our development team, including payroll, benefits and stock-based compensation expense and allocated overhead costs. We capitalize certain software development costs that are attributable to developing new applications, features and adding incremental functionality to our platform. We amortize these costs to subscription and support cost of revenue in the consolidated statements of operations over the estimated life of the new application or incremental functionality, which is generally three years.

General and Administrative. General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, human resources, recruiting, employee-related information technology, administrative personnel, including payroll, benefits and stock-based compensation expense; professional fees for external legal, accounting and other consulting services; and allocated overhead costs.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, interest expense, and the impact of foreign currency transaction gains and losses. Interest expense is related to fees incurred to have access to our Credit Facilities with Golub Capital Markets LLC and Owl Rock Capital Advisors LLC. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased.

Income Tax Benefit

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and changes in tax laws. The income tax benefit consists primarily of U.S. Federal and State deferred tax benefit related to the release of valuation allowance recorded as part of the booking of the deferred tax liability from the Portfolium and MasteryConnect acquisitions.

Results of Operations

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”).

As a result of the Take-Private Transaction, which closed on March 24, 2020, our historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

These pro forma adjustments are prepared in accordance with Article 11 of Regulation S-X. We present the information for the year ended December 31, 2020 in this format to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations for the 2020 period compared with the 2019 period. The following tables set forth our historical results of operations for the periods indicated below:

	Predecessor		Successor		Combined
(in thousands, except per share data)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Adjustments	Pro Forma Year Ended December 31, 2020
					(Unaudited)
Revenue:
Subscription and support	$236,241	$	$	$	$
Professional services and other	22,232

Total revenue	258,473

Cost of revenue:
Subscription and support	64,170
Professional services and other	18,656

Total cost of revenue	82,826

Gross profit	175,647

Operating expenses:
Sales and marketing	121,643
Research and development	83,526
General and administrative	56,471

Total operating expenses	261,640

Loss from operations	(85,993)

Other income (expense):
Interest income	1,795
Interest expense	(16)
Other income (expense), net	(225)

Total other income (expense), net	1,554

Loss before income tax benefit	(84,439)
Income tax benefit	3,620

Net loss	$(80,819)	$	$	$	$

Net loss attributable to common stockholders	$(80,819)	$	$	$	$

Net loss per common share attributable to common stockholders, basic and diluted	$(2.19)	$	$	$	$

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	36,892

Notes for the Pro Forma Adjustments for the Year Ended December 31, 2020

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma condensed combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustment related to amortization for deferred commissions and capitalized software development costs for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	Represents incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance to ASC 805. The pro forma condensed combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

(d)	Represents incremental interest expenses resulting from the debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note to the consolidated financial statements. The pro forma condensed combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

(e)	A combined statutory tax rate of % is applied to the pro forma adjustments.

Results of Operations for the Years Ended December 31, 2019 and 2020

Revenue

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Revenue:
Subscription and support	$236,241	$	$	$	$		%
Professional services and other	22,232

Total revenue	$258,473	$	$	$	$		%

Total revenue for 2019 was $258.5 million. Subscription and support revenue accounted for $236.2 million, and professional services and other revenue accounted for $22.2 million. Our total revenues were driven primarily by an increase in the total number of customers, which grew to over 5,000 as of December 31, 2019, the contributions from our acquisitions, net revenue retention in excess of 100% as of December 31, 2019 and continued growth into international markets, which contributed 20% of total revenue for 2019.

Cost of Revenue

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Cost of revenue:
Subscription and support	$64,170	$	$	$	$		%
Professional services and other	18,656

Total cost of revenue	$82,826	$	$	$	$		%

Total cost of revenue for 2019 was $82.8 million. Subscription and support costs accounted for $64.2 million and professional services and other costs accounted for $18.7 million. Our total cost of revenue was primarily driven by an increase in employee-related costs, cloud hosting and third-party software license costs, acquisition-related amortization expenses and third-party contractor costs.

Operating Expenses

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Operating expenses:
Sales and marketing	$121,643	$	$	$	$		%
Research and development	83,526
General and administrative	56,471

Total operating expenses	$261,640	$	$	$	$		%

Sales and marketing. Sales and marketing expenses for 2019 were $121.6 million. These were driven primarily by an increase in employee-related stock-based compensation costs, third-party contractor costs, expansion of our marketing programs, acquisition-related amortization expenses and information technology expenses.

Research and development. Research and development expenses were $83.5 million for 2019. These were driven primarily by an increase in employee-related costs, information technology expenses and allocated overhead expenses.

General and administrative. General and administrative expenses for 2019 were $56.5 million. These were driven primarily by an increase in employee-related costs, third-party costs, allocated overhead expenses and the change in fair value of the contingent liability.

Other Income (Expense), Net

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Other income (expense):
Interest income	$1,795	$	$	$	$		%
Interest expense	(16)
Other income (expense), net	(225)

Total other income (expense), net	$1,554	$	$	$	$		%

Total other income (expense), net was $1.6 million for 2019. This was driven primarily as a result of interest income and expense, unrealized gains and losses on marketable securities and the impact of foreign currency transaction gains and losses.

Income Tax Benefit

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Income tax benefit	$3,620	$	$	$	$		%

Income tax benefit was $3.6 million for 2019. This was driven primarily by the recognition of a net deferred tax liability as a result of the acquisition of Portfolium and MasteryConnect.

Liquidity and Capital Resources

General

As of December 31, 2020, our principal sources of liquidity were cash and cash equivalents totaling $                 million, which was held for working capital purposes, as well as the available balance of our Credit

Facilities, described further below. As of December 31, 2020, our cash equivalents were comprised of                 . During 2020, our positive cash flows from operations has enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through cash received from operations and debt financing. We believe our existing cash and cash equivalents, our Credit Facilities and cash provided by sales of our solutions and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our products. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

A portion of our customers pay in advance for subscriptions, a portion of which is recorded as deferred revenue. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is later recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2020, we had deferred revenue of $                 million, of which $         million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Credit Facilities

On March 24, 2020, we entered into a credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”). The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775.0 million, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70.0 million (the “Incremental Term Loan” and, together with the Initial Term Loan, the “Term Loan”). The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50.0 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit.

All obligations under the Credit Facilities are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by current and future direct and indirect domestic subsidiaries of Instructure Intermediate Holdings III, LLC (other than unrestricted subsidiaries, joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the original principal amount of Term Loan. Further, until the last day of the fourth full fiscal quarter ending after March 24, 2020, the Credit Facilities bear interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor. Thereafter, on the last day of each of the five full fiscal quarters, we have the option to (i) retain the aforementioned applicable margins or (ii) switch to the applicable margins set forth on a pricing grid which, subject to certain pro forma total net leverage ratio limits, provides for applicable margins ranging from 5.50% to 7.00%, in the case of Eurodollar loans, and 4.50% to 6.00% in the case of ABR Loan. The applicable margins set forth on the pricing grid become mandatory beginning on the tenth full fiscal quarter ending after March 24, 2020.

We are also required to pay a commitment fee of up to 0.50% per annum of unused commitments under the Revolving Credit Facility, letter of credit fees on a per annum basis, and customary fronting, issuance, and administrative fees for the issuance of letters of credit.

As of                 , 2021, we had outstanding borrowings of $                 million of the Term Loan, $                 million of outstanding borrowings under our Revolving Credit Facility and $                 outstanding under letters of credit, respectively.

Cash Flows

Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the periods presented:

	Predecessor		Successor	Combined
(in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020
				(Unaudited)
Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	$18,861	$	$	$
Net cash used in investing activities	(21,576)
Net cash provided by financing activities	9,631

Net increase in cash and cash equivalents	6,916
Cash and cash equivalents at beginning of period	94,320

Cash and cash equivalents at end of period	$101,236			$

Operating Activities

Net cash provided by operating activities for 2019 was $18.9 million, which was primarily attributable to net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization and other non-cash charges, net.

Investing Activities

Net cash used in investing activities for 2019 was $21.6 million, which was primarily attributable to business acquisitions, purchases and maturities of marketable securities, property and equipment purchases for computer-related equipment and capitalization of software development costs. Capitalized software development costs are related to new applications or improvements to our existing software platform that expand the functionality for our customers.

Financing Activities

Net cash provided by financing activities for 2019 was $9.6 million, which was primarily attributable to proceeds from the issuance of common stock from employee equity plans and shares repurchased for tax withholdings on vesting of restricted stock.

Contractual Obligations and Commitments

Our principal commitments consist of our Term Loans and operating facility lease obligations, including certain letters of credit.

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2020:

Payments due by Period
	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
(in thousands)
Term loans—principal	$	$	$	$	$
Term loans – interest (1)
Operating facility lease obligations(2)
Total	$	$	$	$	$

(1)

Interest payments that relate to the Term Loans are calculated and estimated for the periods presented based on the expected principal balance for each period and the effective interest rate at December 31, 2020 of                , given that our debt is at floating interest rates. Excluded from these payments is the amortization of debt issuance costs related to our indebtedness.

(2)

As of December 31, 2020 and 2019, we had a total of $                million and $2.6 million, respectively, of letters of credit outstanding that were issued for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Impact of Inflation

While inflation may impact our net revenues and costs of revenues, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

During 2020 and 2019, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other purposes.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to Note 1 to our 2019 consolidated financial statements: “Summary of Significant Accounting Policies” included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services. Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We determined revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Subscription and Support

Subscription and support revenue is derived from fees from customers to access our learning, platform and support beyond the standard support that is included with all subscriptions. The terms of our subscriptions do not provide customers the right to take possession of the software. Subscription and support revenue is generally recognized on a ratable basis over the contract term. Payments from customers are primarily due annually in advance.

Professional Services and Other

Professional services revenue is derived from implementation, training, and consulting services. Our professional services are typically considered distinct from the related subscription services as the promise to transfer the subscription can be fulfilled independently from the promise to deliver the professional services (i.e., customer receives standalone functionality from the subscription and the customer obtains the intended benefit of the subscription without the professional services). Professional services revenue is typically recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

Contracts with Multiple Performance Obligations

Many of our contracts with customers contain multiple performance obligations. We account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis. We determine the standalone selling prices based on our overall pricing objectives by reviewing our significant pricing practices, including discounting practices, geographical locations, the size and volume of our transactions, the customer type, price lists, our pricing strategy, and historical standalone sales. Standalone selling price is analyzed on a periodic basis to identify if we have experienced significant changes in our selling prices.

Deferred Commissions

Sales commissions earned by our sales force, as well as related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally four years. We determined the period of benefit by taking into consideration our customer contracts, our technology and other factors. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Deferred Revenue

Deferred revenue consists of billings and payments received in advance of revenue recognition generated by our subscription and support services and professional services and other, as described above. ASC 606 introduced the concept of contract liabilities, which is substantially similar to deferred revenue under previous accounting guidance.

Stock-Based Compensation

We account for all awards granted to employees and nonemployees using a fair value method. Stock-based compensation is recognized as an expense and is measured at the fair value of the award. The measurement date for employee awards is generally the date of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition, and using the accelerated attribution method for awards with both a performance and service condition. Forfeitures are accounted for as they occur.

We use the market closing price of the common stock of Instructure, Inc. as reported on the New York Stock Exchange for the fair value of restricted stock units (“RSUs”) granted.

We use the Black-Scholes option pricing model to measure the fair value of our stock options and purchase rights issued to employees under our 2015 Employee Stock Purchase Plan (the “2015 ESPP”), when they are granted. We make several estimates in determining our stock-based compensation for these stock options and purchase rights. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. We rely on the closing price of our common stock as reported by the New York Stock Exchange on the date of grant to determine the fair value of our common stock.

•

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. The expected term of employee option awards is determined using the average midpoint between vesting and the contractual term for outstanding awards, or the simplified method, because we do not yet have a sufficient history of option exercises. We consider this appropriate as we plan to see significant changes to our equity structure in the future and there is no other method that would be more indicative of exercise activity. For the 2015 ESPP, we use an expected term of 0.5 years to match the offering period.

•

Expected Volatility. Since, we did not have a trading history of our common stock, the expected volatility was determined based on the historical stock volatilities of our comparable companies. To determine our peer companies, we used the following criteria: software or SaaS companies; similar histories and relatively comparable financial leverage; sufficient public company trading history; and in similar businesses and geographical markets. We used the peers’ stock price volatility over the expected life of our granted options to calculate the expected volatility. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation. For the 2015 ESPP, we use the trading history of our own common stock to determine expected volatility.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•	Expected Dividend Yield. We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, use an expected dividend yield of zero.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense calculations on a prospective basis.

Business Combinations

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Accordingly, the need to establish such allowance is assessed periodically by considering matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. The evaluation of recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified.

In recognizing tax benefits from uncertain tax positions, we assess whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items, and as a result, we may record unrecognized tax benefits in the future. At that time, we would make adjustments to these potential future reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the final tax outcome of these matters would be different to the amounts we may potentially record in the future, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Adoption of Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 1 to our 2019 consolidated financial statements: “Description of Business and Summary of Significant Accounting Policies—Recent Accounting Pronouncements” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to operating expense denominated in currencies other than the U.S. dollar, particularly the euro. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Europe, Australia, and New Zealand. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During 2019, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

We had cash and cash equivalents of $                 million and $116.8 million as of December 31, 2020, and 2019, respectively, consisting of cash, marketable securities and money market accounts in highly rated financial institutions. With the exception of cash, these interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in our interest income have not been significant. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of these investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

At December 31, 2020, we also had in place a $50.0 million Revolving Credit Facility, with availability of $                 million, and approximately $                 million in Term Loans, both of which bear interest at 6.00%, plus a variable applicable margin. At December 31, 2020, the applicable margin was                 % for the Revolving Credit Facility and                 % for the Term Loans.

We have an agreement to maintain cash balances at a financial institution of no less than $                 million as collateral for several letters of credit for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2020 or 2019 because substantially all of our sales are denominated in U.S. dollars, which have not been subject to material currency inflation, and our operating expenses that are denominated in currencies other than U.S. dollars have not been subject to material currency inflation.

BUSINESS

Mission

Our mission is to elevate student success, amplify the power of teachers everywhere, and inspire everyone to learn together by applying the power of simple, purposeful, and transformative software to the important challenge of educating the world’s population.

Overview

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation LMS, robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of Portfolium to add online skills portfolio capabilities for Higher Education students and MasteryConnect and Certica to add K-12 assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows – and, since our founding, we have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider.

Technology has fundamentally transformed the way education is delivered and consumed – putting the delivery of world-class experiences and the opportunities they engender within everyone’s reach. Despite technology’s potential to massively scale the impact of high quality instruction and elevate student outcomes, a variety of factors have historically led to slower adoption and implementation in academic institutions, including competing budget priorities, institutional resistance to change, low student-to-device ratios, and poor connectivity in school and at home.

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning remotely for a year, providing an opportunity to demonstrate the efficacy of distance learning at scale and opening up new possibilities for learners who previously could not access quality education. Almost overnight, schools and universities had to rapidly adopt or redeploy online platforms for students and teachers to conduct lessons remotely. As a result of government stimulus and realigned school and university budget priorities, hardware, software, and internet connectivity began to proliferate in regions and markets with historically low levels of access. The COVID-19 pandemic has been a massive tailwind to adoption over the past year, but the need for ongoing technology in education will persist well beyond the pandemic.

The opportunity for platform technologies in education is massive. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to the UNESCO Institute for Statistics, there are an additional 126 million Higher Education students internationally, excluding China and India, and even more in international K-12. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025. A new minimum threshold for the digital classroom experience has been reached and the LMS is now the de facto technology in any learning environment. Students and teachers have now fully embraced technology in education and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Further government stimulus in education is expected to drive technology funding and adoption, particularly in international regions which have seen comparatively less investment than in the U.S. The perfect storm of technology advancements, widespread access to devices, and increased classroom spending has created an extensive and long-lasting transformation of the education market.

Instructure has been a beneficiary of these tailwinds in education technology. We launched Canvas, our LMS application, in 2011 and quickly saw rapid adoption in the Higher Education market as we displaced legacy systems with our cloud-native and extendable platform and won greenfield opportunities where software solutions did not exist. We have grown our K-12 business over time and have experienced significant acceleration during the COVID-19 pandemic as device proliferation and technology acceptance within districts has advanced. Our extendable learning platform is comprised of the following solutions:

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Canvas LMS. As the cornerstone of our platform, Canvas LMS is designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management, and delivery of face-to-face and online instruction.

•	Canvas Studio. An online video platform which enables customers to host, manage, and deliver impactful video learning experiences.

•	Canvas Catalog. A web-based course catalog and registration system that enables institutions to create and maintain a branded marketplace for their online course offerings.

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Assessments. Solutions for K-12 assessment that include MasteryConnect, a robust student assessment management system, and Certica, which provides a variety of assessment content solutions and analytics to inform daily instruction in the classroom and data which measure student learning and preparedness for exams mandated by federal and state regulations.

•	Portfolium. Solutions for Higher Education that include Pathways and Program Assessment, which guide students along pathways that lead to skills and knowledge showcased in online portfolios.

•	Canvas Network. An invitation-only offering allowing institutions to offer and deliver courses over the internet to a much broader audience than just their own students.

Our broad capabilities have expanded our total addressable market, provide significant upsell and cross-sell opportunities, and collectively form the basis of an extendable platform which has become a standard among many U.S. Higher Education and K-12 institutions and a growing number of international institutions.

Our global customer base spans from K-12 through Higher Education and Continuing Education, giving us a prominent position to accompany learners throughout their learning lifecycle. We continue to deepen our relationships with Higher Education customers by facilitating their strategic growth – often through powering their emerging Continuing Education initiatives that open their doors to a new universe of non-traditional learners. We are increasingly able to sell to large districts and statewide systems due to the scalability, adaptability, and reliability of our platform. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools, and many of our nation’s largest K-12 systems, such as Broward County, Florida and Clark County, Nevada.

Once implemented, Instructure serves as the connected hub for engagement between teachers, students, parents, content providers, and an always growing ecosystem of partners, including the largest commercial providers and the smallest education technology start-ups. As of December 31, 2020, our platform supported over 50 million users and a rich community of over 500 ecosystem partners. This ecosystem contributes to our innovation and product development, and has resulted in students utilizing partner-integrated products over 2.7 billion times in the fourth quarter of 2020, an increase of 361% over the fourth quarter of 2019. Our best-in-class customer support organization supports our customers and ecosystem partners. Our ecosystem has created a network effect of adoption where the embedded nature of our platform drives compounded usage of our applications and those that our partners deliver. The more our platform is used the more valuable it is to customers and users, increasing customer retention and positioning us to more rapidly expand both our customer base and the Instructure products each of those customers will use.

We went public in 2015 and were subsequently taken private by Thoma Bravo in 2020. Thoma Bravo saw the opportunity to combine our market leadership, tremendous customer loyalty, and superior technology with world class operations, to create a mission-driven company focused solely on education that could also be profitable and enduring. Over the past year, we have transformed our business into a more competitive and focused learning platform leader, well-positioned for long-term, durable growth. We have accomplished our strategic transformation through the following initiatives:

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Aligned focus on core offerings. We have realigned our business to focus solely on education and our learning platform. We stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions.

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Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We were able to restructure our sales and marketing organization while improving productivity by eliminating sales coverage in non-core international regions.

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Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention, with fewer resources than we had at the time of the Take-Private Transaction. We simplified our organizational design, moved a portion of our development efforts to Budapest, closed and consolidated facilities internationally and within the U.S.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. For 2018, 2019, and 2020 our revenues were $209.5 million, $258.5 million, and $             million, respectively, representing year-over-year growth of 23% and         %. Our net loss was $43.5 million, $80.8 million, and $             in 2018, 2019, and 2020, respectively. Our adjusted EBITDA was $(11.2) million, $(9.3) million, and $             million in 2018, 2019, and 2020, respectively. We generated operating cash flow of $0.1 million, $18.9 million, and $             million in 2018, 2019, and 2020, respectively. Our free cash flow was $(10.9) million, $8.7 million, and $             million in 2018, 2019, and 2020, respectively.

Industry Background

The Education Industry is one of the Largest and Most Important Sectors of the Global Economy

Success in education is a primary driver of economic well-being, quality of life, geopolitical competitiveness, and societal advancement. As such, the education market is massive and commands high spending from governments and private institutions worldwide. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to the UNESCO Institute for Statistics, there are an additional 126 million Higher Education students internationally, excluding China and India. According to the CB Insights, the U.S. spends over $1.6 trillion annually on education, representing one of the highest government spending categories. According to HolonIQ, global spend on education stands at almost $6 trillion. The overwhelming majority of educational spend goes toward traditional instruction – teachers, classrooms and classroom tools, student and teacher support services, and administration. A key component of broader education spend is funding directed to education technology. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025.

Technology is Disrupting Every Aspect of Education

Technology has fundamentally transformed the way education is delivered and consumed – creating the ability to democratize education and improve the quality of instruction for everyone. From traditional classroom teaching to full online learning, technology has brought disruptive tools to improve teaching efficiency, elevate student performance, enhance peer collaboration, and enable greater personalization. With technology, schools are able to provide equitable access to learning for lifelong development, build communities around education – including students, teachers, parents, and content providers – and scale quality education to bring best-in-class experiences to students at any time or place. Technology also enables blended learning environments, enhancing both face-to-face and online experiences by using data and analytics to inform instruction and enriching learning experiences outside of school hours.

The backbone of education technology is the LMS, a critical software platform that enables teachers to create, deliver, and track the effectiveness of learning programs and students to organize study materials, centralize access to learning content, and increase collaboration. Beyond the LMS, several adjacent technology tools have emerged to improve the experience for teachers and students alike, including student assessments, data and analytics, and interactive content. Collectively, these solutions are integral to achieving significant improvements in education accessibility, scalability, productivity, collaboration, engagement, and skill-building.

Technology Spend has Historically been Underpenetrated Relative to Overall Spend

While on an absolute basis the education technology market is large, spending on education technology in 2019 represented only 2.7% of overall education spending, according to HolonIQ. Despite technology’s disruptive capabilities, a variety of factors have historically led to a slower level of adoption and implementation in academic institutions, including:

•	Competing budget priorities. School administrators and decision-makers have to manage a variety of constituents and budget priorities, leading to historical underfunding of technology.

•	Institutional resistance to change. General institutional resistance and inertia have contributed to underinvestment in technology.

•

Low student-to-device ratios and poor connectivity in school or at home. According to an analysis conducted by Future Ready Schools of the 2018 U.S. Census American Community Survey, 3.6 million households with children did not have a computer, which put 7.3 million children at an academic disadvantage. Similarly, 8.4 million households with children did not have high-speed home internet service. This imbalance of device access and connectivity has also slowed uniform technology adoption.

As a result of these historical trends, schools across the world have struggled to provide a robust online learning experience and ensure equitable access to education for all.

Global Distance Learning Mandates Have Accelerated Adoption of Education Technology at All Levels

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning from home for a year. While the pandemic created unique problems and complexities for everyone, the resulting changes in education have removed historical impediments to implementation of education technology, thereby accelerating adoption at all levels, proving that distance learning can be done at scale and that technology will be a critical element of teaching and learning moving forward.

Almost overnight, schools had to rapidly adopt online platforms for students and teachers to conduct lessons remotely, given mandated distance learning orders. According to the U.S. Census Bureau, since the onset of the COVID-19 pandemic, 93% of U.S. households with school-aged children reported using some form of distance learning and 80% of people living with children in distance learning programs reported children using online tools for schoolwork between May and June 2020. Distance learning mandates resulted in three events:

(1)	Rapid adoption of an LMS and adjacent offerings among schools without existing technology solutions;

(2)	A transition from free products used for point solutions to paid platform solutions that could scale across districts and states, with the paid LMS penetration rate of K-12 districts increasing from 30% to 41% between 2019 and August 2020, based on an Instructure survey; and

(3)	Government stimulus provided increased grants and subsidies for Higher Education and a proliferation of hardware and software in K-12, which historically had lagged in device availability relative to Higher Education.

The ultimate result of these events within the education sector has been widespread access to devices, with approximately 86% of students in the U.S. now having access to a device, according to the U.S. Census Bureau. In turn, this has allowed schools and institutions to reach more students through online learning platforms while remote learning is required, while also providing a firm basis for these devices to augment and enhance the learning experience for students who have and will return to classrooms. An LMS allows effective use of those computers as key tools within the expanding view of a learning environment, rather than mere portals to the un-curated Internet. As access to computers and connections becomes more widespread, the LMS proliferates, becoming even more useful and allowing for the democratization of education.

COVID-induced Transformation in Education is Permanent

Institutional Transformation: while distance learning mandates required schools to implement learning platforms, the need for such tools will continue to persist in hybrid and in-person learning environments. Students and teachers have now fully embraced technology in education, and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Schools and students no longer have to decide between in-person or online – we expect there will be a combination of both options to support various needs and various times. Examples of capabilities that will still be needed in face-to-face and hybrid environments include: content delivery, student assessments, homework submission, grading, student analytics, parent/teacher collaboration, and scheduling. In hybrid learning environments, the need for quality, personalized assessments is in fact even greater, as it is paramount that teachers can understand how students are performing in remote environments and track their progress from a distance. The capabilities of learning platforms along with the institutional scars from the pandemic make technology implementation an investment priority even if budgets tighten in the future.

Financial Transformation: future funding toward education technology is expected. According to the Office of Elementary and Secondary Education, in the U.S., $30.7 billion of CARES Act stimulus was used to fund education initiatives, including the purchasing of educational technology, planning and coordination of long-term closures, and training and professional development for staff. According to the U.S. Department of Education, an additional $82 billion was signed into law in December 2020. Additionally, according to the National Education Association, President Biden’s American Rescue Plan has pledged $130 billion to support a reopening plan for K-12 schools and $35 billion to public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. International regions have seen education stimulus as well, and we expect to see an increase in spending over the coming years. As a demonstration of the education technology’s funding momentum, it is estimated by HolonIQ that the share of education technology spend as a percentage of global education spend is expected to nearly double from 2.7% in 2019 to 5.2%, or $404 billion, in 2025.

As Adoption Accelerates, Platform Leaders Will Win

As the education technology market continues to grow, platform leaders are best positioned to win. The market is populated with three groups: legacy on-premises providers, point solutions, and platform leaders.

Legacy providers are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address only a limited scope of teaching and learning needs. Point solutions typically provide single features rather than a full suite of products. The weaknesses of these two market archetypes has allowed platforms with broad, best-in-class offerings to emerge and establish significant market leadership. There is now a bifurcation of enduring platform leaders and sub-scale players, with leaders consolidating to add incremental capabilities and expand reach.

Platform leaders have an integrated suite of product offerings, a partner ecosystem connected to the platform, scalable product architecture, and the ability to expand reach into adjacent markets. Platforms in education technology span across K-12, Higher Education, and Continuing Education – the full lifecycle of learning – and have become the centers of gravity for innovation and engagement. Platform leaders benefit from growth in customer base, reduced customer acquisition costs, and high barriers to entry for other competitors. Academic institutions everywhere are now focused on building their student experience and learning protocols around platform leaders with the greatest depth of features and offerings.

Industry Dynamics in U.S. Higher Education

Higher Education institutions were among the first adopters of LMS, and nearly every Higher Education institution in the U.S. has adopted an LMS of some kind to date. A major driver of this adoption has been high rates of access to devices among Higher Education student populations, with approximately 90% of individuals with at least high school degrees having a device, according to the U.S. Census Bureau. Additionally, Higher Education institutions utilize learning platforms to facilitate Continuing Education for alumni or non-matriculating students. However, as LMS adoption has taken place over the past 20 years, many schools are still reliant on legacy systems with limited features and functionality. The impact of the COVID-19 pandemic has driven Higher Education institutions to revisit their technology infrastructures and significantly increase investment in reliable, scalable, and feature-rich learning platforms.

Industry Dynamics in U.S. K-12

In contrast to Higher Education, K-12 adoption of LMS has not been as robust, with the paid LMS penetration rate of K-12 districts standing at approximately 41% as of August 2020, based on an Instructure survey. The lower penetration of LMS at the K-12 level represents a large greenfield opportunity for education technology to replace free solutions with paid learning platforms and monetize demand for broader product suites. The impact of the COVID-19 pandemic has driven K-12 schools to invest heavily in learning platforms to build resilience and redundancy and ensure equitable access to education for all students. Additionally, according to the U.S. Census Bureau, student device access now stands at approximately 86%. We expect that the vast majority of K-12 schools will increase their technology investments going forward.

Industry Dynamics for Schools and Universities Internationally

The international market for LMS is highly fragmented and has historically been dependent on free, open source, and on-premises products that lack the functionality, scalability, and reliability of a leading learning platform. Since the onset of the COVID-19 pandemic, international academic institutions have experienced first-hand the scalability and capacity limitations associated with on-premises solutions, and the service and performance issues that can result. LMS penetration and device access vary by region, resulting in a patchwork of heterogeneous technology usage. The opportunity for leading learning platforms to expand internationally is significant, with Western Europe representing the most well-organized and well-funded region. As a result of the COVID-19 pandemic, international academic institutions are evaluating cloud-based platform solutions that can provide increased functionality, redundancy, and resilience in hybrid learning environments.

Requirements for an Effective, Modern Learning Platform

The changing education technology landscape has highlighted the necessity for a modern learning platform capable of meeting the evolving needs of students and teachers in diverse environments. Key elements of an effective, modern learning platform, include:

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Cloud-first Architecture: schools require learning management solutions that can scale, adapt to changing environments, quickly disseminate information, and leverage data collected across many channels. Learning platforms that are cloud-native provide rapid time to value and are simple to maintain, modify and extend.

•

Reliability: learning platforms are mission-critical systems for education providers and students, and therefore must be reliable, available, and enterprise-grade. The ability to handle growing data and users, fluctuating demand, and changing workload patterns while maintaining high availability is a critical differentiator.

•	Open and Extendable: modern infrastructure that supports open standards, transparency, and integrations with other systems including content providers and point solutions.

•	Multi-functional: ability to span across all areas of instruction, including: teaching and learning, assessments, analytics, and interactive content.

•	Extendable across the Education Lifecycle: addressing the needs of K-12, Higher Education, and Continuing Education.

•

Management across Schools, Districts, Institutions, and Systems: built with enterprise-grade functionality, configurability, consistency, and management flexibility that can scale to support any size or scope of institution.

•

Community of Technology Partners and Users: ecosystem of parents, teachers, and students for collaboration; community of content creators and users to share ideas and fuel product roadmaps; and third-party integration partners

Market Opportunity

The education technology market that we address is large and rapidly growing. As the need for scalable, reliable, and adaptable solutions that can enable in-person, hybrid, and remote learning environments increases, we believe that investment in education technology will be an imperative for every school and academic institution in the world. According to HolonIQ, global expenditures on education technology are expected to grow from $163 billion in 2019 to $404 billion in 2025, reflecting a compound annual growth rate of 16%.

We believe that our products can address the needs of all Higher Education and K-12 students in markets where student to device ratios and wireless connectivity are sufficiently high to allow for the effective deployment of education technology. According to the National Student Clearinghouse Research Center, the Higher Education market in the U.S. is comprised of over 17 million students, almost all of whom currently use an LMS. We currently serve approximately 7 million U.S. Higher Education students. According to Agile Education Marketing, the K-12 market in the U.S. is comprised of over 52 million students, and based on an Instructure survey, approximately 26 million used a paid LMS as of August 2020. We currently serve approximately 15 million U.S. K-12 students.

According to the UNESCO Institute for Statistics, the international Higher Education market is comprised of an additional 126 million students, excluding China and India. International schools and institutions predominantly use free, on-premises, and open source LMS, resulting in a significant replacement opportunity for cloud-native and scalable learning platforms. The significant number of students worldwide supports our belief that our addressable market is large, and that we have significant greenfield opportunities among addressable customers. Even in markets such as U.S. Higher Education, where LMS adoption is already high, we believe that a significant portion of those institutions are using legacy, on-premises solutions that can be replaced by modernized, cloud-native, scalable learning platforms.

Our Platform

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every Higher Education and K-12 institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open APIs, support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

Benefits of Our Solution

Cloud-native Architecture

Our cloud-native architecture enables customers to enjoy all of the benefits of the cloud, including rapid time to value, no maintenance, frequent updates with no downtime, and horizontal scalability across millions of users. The cloud allows users to access our platform at any time, from any device, affording institutions and providers the ability to collaborate on the use of their data, to differentiate and personalize instruction, answer critical questions about the efficacy of content and tools, and put teachers and students in control of their own outcomes. Additionally, the cloud allows us to collect, store, and analyze the byproducts of learning activities, including assessments, grades, engagement, and click streams at scale in order to create a more personalized and effective learning experience.

High Reliability and Uptime

Our platform is accessible to students and teachers, at any time, from any place. We built our platform with enterprise scalability to span over 5.6 million concurrent users across districts and states. We guarantee 99.9% uptime through SLAs, and have generally delivered above this level over the past four years. Our uptime has remained excellent while growing our customer base and usage throughout 2020. Importantly, we are able to scale up and down dynamically when there are abrupt changes in usage, such as immediate moves to distance learning, or changes in school hours, class schedules, and academic calendars. In the event of a system problem, we have automated processes to move workloads across instances and have stored backups of key data stores in multiple redundant and geographically isolated locations. Our software is mission-critical for our customers and users and we focus on achieving industry-leading reliability and durability.

Open Source and Open Ethos

Our platform is built on open source technologies, providing customers full flexibility in how they use our platform, and giving them access to constant innovation with upgrades to the code base. Importantly, through open APIs, customers get access to massive amounts of their data, providing them the freedom and flexibility to use their own data for assessments, personalization, benchmarking, and engagement. Additionally, we have a cultural ethos of transparency – posting public pages on system performance and security audits. Finally, we support, and in many cases have led the development of, industry standards, including SIF, Ed-Fi, and IMS Global Learning Consortium’s Learning Tools Interoperability (“LTI”), enabling Canvas to integrate with a broad spectrum of third-party solutions used by our customers.

Extendable Across Partner Ecosystem

We are the connected hub for teaching and learning. A key feature of delivering a platform is building an ecosystem of partners connected to the platform. We enable third-party software providers to integrate with our platform through a library of open APIs, allowing us to provide a more comprehensive offering through product integration, and for third parties to rapidly scale solutions across our customer base. We have over 500 partners, from some of the world’s largest technology companies to niche point solution providers, across content providers, hardware providers, collaboration tools, publishers, and productivity tools. In the fourth quarter of 2020, students utilized partner-integrated products over 2.7 billion times, an increase of 361% from the fourth quarter of 2019.

Additionally, our open framework benefits our partner ecosystem in three ways: 1) enabling partners, such as Microsoft and Google, to introduce their solutions into the classroom, without having to build out a new go to market motion, 2) providing a launching pad for small start-ups to gain widespread adoption, and 3) enabling software developers and our customers to build custom applications using our platform components.

Multi-Functional Product Suite

Our platform capabilities span multiple areas of instruction, including learning, assessments, analytics, and program management. By addressing multiple areas of instruction, we provide the most relevancy in the classroom to teachers and students. Teachers can more efficiently manage their instruction by having everything in one place, freeing time to amplify their impact with parents and students, while students can experience an elevated learning experience through greater access to better teaching and more modalities. The breadth of our offerings facilitates improved student outcomes, allows us to address a large and growing market, and enables us to cross-sell numerous offerings within our existing customer base, where customers want to buy adjacent solutions.

Solutions Address All Market Segments

We serve all market segments within education, including K-12, Higher Education, and Continuing Education. By serving all segments in the market, we are able to engage with students throughout the education lifecycle and increase retention within our user base. This also provides us with a large market opportunity, with both greenfield and replacement options across US and international markets. Our platform is scalable across these market segments, with no additional resources required.

Continuous Innovation to Enable New Applications

Our continuous commitment to innovation leads to stronger retention and customer satisfaction, continued relevancy with our customer base, and the ability to respond quickly to market changes, such as providing increased scalability in response to the COVID-19 pandemic. Our customers benefit from our continued focus on expanding the number of applications of our extendable learning platform and enhancing the functionality of our existing applications. In 2020, we released a large volume of new features, including 67 new capabilities over a span of three months in response to new demand from our customers as a result of the COVID-19 pandemic. On average, we have approximately 32 releases per year. We also seek to expand our platform by developing into adjacent markets through strategic acquisitions and partnerships. Over the last 24 months we have acquired three companies (Portfolium, MasteryConnect, and Certica) that have expanded our platform capabilities.

Competitive Strengths

Leading Market Share Positions in the North America Higher Education and K-12 Markets

We are the paid LMS market share leader by student enrollment in both North America Higher Education and K-12, demonstrating our differentiated offering, successful execution, and ability to support the entire lifecycle of learning, and positioning us as the de facto learning platform. We believe that our reputation as a market leader creates a network effect in which standardization on our platform is increasingly attractive to ecosystem partners and in turn positions us to more rapidly expand our customer base. Further, our leadership in both the Higher Education and K-12 markets uniquely positions us to win deals from customers looking to implement a sophisticated learning platform across K-20 systems.

Designed to Scale from Single School to State and Country-wide Deployments

The scalability enabled by our cloud-native architecture, robust set of capabilities, and management features allows us to win any opportunity, from a single school to a large-scale deployment, where point solutions cannot compete. At the institutional level, we provide solutions that can be deployed to manage entire learning environments of any size. At the individual user level, we provide solutions that allow teachers to access new populations of learners across the globe. Our expansive deployment model provides scalability in our go-to-market engine, as we can sell once and then deploy more broadly across systems.

In Higher Education, the depth of our solution and demonstrated scalability allow us to sell to a single institution or university and then deploy extensively across schools (i.e., medical, law, business, undergraduate), departments (i.e., economics, math, art), or entire state systems, and reach students beyond the walls of the classroom by extending into Continuing Education and online learning. An example of this scalability is our engagement with Online Education Initiative (OEI), where our products are deployed across 113 community colleges in California. We are also deployed across 11 State University systems, including California, Florida, and Utah, count all Ivy League universities as customers, and are deployed across the entire Higher Education systems for Sweden and Norway. We are able to seamlessly serve some of the largest school systems in the U.S., such as our current deployment in the Clark County K-12 district, which according to the U.S. Census Bureau serves over 320,000 students, and internationally, such as our current deployment in Queensland, Australia, which administers to over 1,200 schools. Our scalability enhances our value proposition for state-wide K-12 deployments and as a result we have won 11 state-wide deals as of December 31, 2020.

Large and Highly Engaged User Base

We have built a large and growing ecosystem around our platform and company. As of December 31, 2020, we had over 50 million active users globally. During the beginning of the school year in Fall 2020, our website was one of the top 20 most visited websites in the U.S., demonstrating the high level of engagement we experience from our customers. We have over 1.1 million members in our Canvas Community customer network, where administrators, designers, instructors, parents, and students share, collaborate, and shape the Canvas product through community forums and content repositories. Our vibrant community of users promotes adoption of our solutions by sharing best practices and broadly disseminating the value our solutions deliver.

End-to-end Lifecycle of Customer Success

Our company-wide focus on the customer results in successful implementations, high retention, and happy customers. Since inception, we have focused on managing our customer success group as the primary mechanism for driving customer retention and loyalty. We invest significantly in customer success, employing more individuals in customer-facing roles than any other group in our organization, and intend to continue investing in and scaling our customer success group moving forward. We provide differentiated support through a variety of resources, such as 24/7/365 customer service and local language support. Additionally, the extensive community we have fostered around our core Canvas product adds another valuable layer of support in which over 1.1 million users and designated Canvassadors can come together to help each other solve problems without our involvement. Our maniacal focus on the customer has led to a best-in-class customer satisfaction score (CSAT) of over 90%. Our platform capabilities and commitment to customer success is second to none. Our platform becomes deeply ingrained into our customers’ instructional workflows – and, since our founding, we have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider.

Highly Efficient Go-To-Market Model

We continue to invest in and grow our sales force to go after the massive opportunities ahead of us. We have a highly tenured and effective sales team with quota carrying representatives driving the majority of our business. We utilize a single, outbound sales motion, which has reduced the complexity in sales and allows representatives to focus on replacement and greenfield opportunities from K-12 through Continuing Education. Our sales team is highly productive and tenured. Our average bookings per representative increased over 100% in 2020 and our sales representatives had an average tenure with us of over 3.2 years as of December 31, 2020.

Growth Strategies

Grow Our Customer Base

Higher Education. We will grow our customer base in Higher Education primarily through replacements of legacy systems in North America, where the LMS market is largely penetrated and our market share has grown from approximately 24% to 37% over the past four years, and through greenfield wins in targeted and strategic international regions. As international penetration of paid LMS and adjacent systems is still relatively low, we will target new opportunities in select regions utilizing our local sales teams, as well as channel partners. Our international strategy will focus on our already successful efforts in the U.K., Nordics, Australia, and New Zealand, and will be bolstered in the future in growing markets such as the Benelux region, Spain, Singapore, Philippines, and Brazil.

K-12. We will grow our customer base in K-12 by surrounding free solutions currently in place with our scalable platform, monetizing demand for our breadth of capabilities, and focusing customers on the benefits of district or state-wide standardization, in addition to capturing the remaining 50% of the market that is not currently using a paid LMS, based on an Instructure survey.

Cross-sell into our Existing Customer Base

Our broad capabilities spanning learning, assessments, analytics, student success, program management, digital courseware, and global online learning initiatives provide us a significant opportunity to cross-sell offerings into our existing customer base. We generally land with our LMS product and have the ability to cross-sell additional solutions into our LMS customer base.

Continue to Innovate and Expand Our Platform

We will continue to innovate on our platform, expand our features and monetize new offerings. Key to our ability to service our customer base will be the continued strengthening of our core focus areas in learning management, assessment management, student success, and online learning, where we see significant customer demand for broad offerings. We will also continue to innovate our platform and build strengths in adjacent areas of learning analytics, program management, and instructional content, where we see opportunities to expand our user base. We plan to pursue our growth strategy through both organic development as well as through acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our platform and accelerate the pace of our innovation.

Our Learning Platform

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every Higher Education and K-12 institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open APIs, support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

Canvas LMS

Canvas LMS is a learning management system designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management and delivery of face-to-face and remote instruction.

Canvas LMS enables teachers and students to:

•	communicate through announcements, messages and conferences;

•	interact with content and collaborate with peers through group assignments and discussions;

•	create, deliver and analyze quizzes and assignments;

•	perform outcomes-based assessments;

•	choose, manage and change courses;

•	automate classroom activities, including the syllabus, attendance and calendar of course events;

•	grade assignments, using SpeedGrader, and post grades online;

•	facilitate audio and video communications for enhanced teacher and student engagement;

•	access an integrated learning object repository;

•	analyze course and student data to improve learning outcomes and teaching methods;

•	set personalized academic goals and track performance;

•	provide parental or advisor access to assignments and grades;

•	find and add third-party activities and content from the Edu App Center; and

•	exchange data and integrate with popular student information systems.

Canvas LMS provides access to a critical set of user and course activity data, including user and device characteristics, discrete page views, user engagement, individual curricula and assessments, and evaluations. Data is delivered to administrators in a format optimized for warehousing, performing queries, reporting, and making it easier for administrators to benchmark, customize teaching, and improve learning outcomes.

Additionally, Canvas LMS supports standards-based LTI integration with hundreds of third-party publishers and software providers. Canvas LMS is even more extendable through our own API, which, combined with our partner ecosystem, enables our customers to build a learning and teaching environment that meets their unique organizational needs.

Canvas Studio

Canvas Studio is an online video platform designed to enable Higher Education and K-12 customers to host, manage, and deliver impactful video learning experiences. Canvas LMS customers can seamlessly integrate Studio for a modern, streamlined, easy-to-use video learning solution that provides the interactivity, insights and reliability institutions need to engage their students.

Canvas Studio enables teachers and students to:

•	easily upload media and publish videos to courses that can be viewed across devices and in multiple playback formats;

•	experience high-quality, low-latency video playback around the world;

•	seamlessly create content through integrated webcam and screen capture tools;

•	interact directly with video content through real-time contextual commenting;

•	understand exactly how students are engaging with media to help inform video strategy effectiveness;

•	make video content fully accessible through automatic speech recognition (“ASR”) captioning technology; and

•	manage and share videos between teachers and students.

Canvas Catalog

Canvas Catalog is a white-label, web-based course catalog and registration system built on top of Canvas LMS that enables institutions to create and maintain a branded marketplace for their online course offerings. Catalog provides a searchable course index, online payment gateways for student registration and enrollment, custom course landing pages, collections of courses in specialized programs, automatically distributed certificates, and other ways to recognize completion.

Assessments

MasteryConnect. MasteryConnect is a comprehensive assessment management system that empowers K-12 schools and districts to measure student levels of understanding to identify opportunities for intervention, while preparing students for high-stakes federally-mandated exams. With our simple, elegant, and scalable assessment platform, educators can purchase high quality assessments or create and deliver effective benchmark exams with simple deployment workflows, leveraging data collected to guide instruction and enhance curricula school- or district-wide. Our customers who also use Canvas LMS can integrate MasteryConnect for a seamless user experience.

MasteryConnect enables schools to:

•	create online assessments with rich multimedia, linked course content and a variety of attempt, grading, viewing and moderation settings;

•	automatically import user profile demographics from student information systems (“SIS”);

•	use intelligent item banks to create, manage and update items used across courses;

•	integrate third-party content, applications and standards-based Question and Test Interoperability importing and exporting;

•	link questions to Common Core or state standards to facilitate modern competency- or standards-based grading models;

•	deploy district-wide, device-agnostic assessments on modern, cloud-based architecture, which allows for nearly unlimited scale and prevents data loss; and

•	generate reports showing the performance and progress of entire districts, schools or individual students.

Certica. Certica solutions are a series of standards-based assessment and analytics solutions, including the Navigate Item Bank and CASE Benchmark Assessments, which integrate with MasteryConnect and Canvas LMS. Certica offers:

•	assessment item bank content;

•	predictive benchmark assessments;

•	rigorous formative assessments;

•	teacher-ready analytics to provide the most immediate, accessible, and actionable data for teachers to use in the classroom; and

•	academic standards.

Certica also offers Videri and Data Connect, powerful K-12 analytics tools that integrate district data from multiple sources into one place, making the data more actionable in the moment and shown with rich visualizations to support teachers in addressing individual student needs, revealing district trends, and identifying at-risk students earlier.

Portfolium

Portfolium solutions are a set of student success solutions that showcase student skills and helps institutions streamline their student offerings. Portfolium leverages data generated from a digital student portfolio as well as Canvas LMS data.

•	Pathways. Engages students through custom, stackable pathways, helps students navigate their academic and co-curricular journeys, and provides a roadmap for acquiring new skills.

•	Program Assessment. Provides Program-level and Institution-level assessment in a centralized platform and a scalable strategy framework that both faculty and administrators can easily act on.

Canvas Network

Canvas Network allows invitation-only access to open online courses. Through Canvas Network, academic institutions are invited to offer and deliver courses over the internet to a much broader audience than just their own students. Some institutions choose to pursue a massive open online course (MOOC) format, and some choose to pursue a smaller online course format with more interaction. Institutions already using Canvas can easily move professional development courses onto Canvas Network, extending their reach and enhancing their brand.

Our Technology

Built on a modern technology stack, our native-cloud, multi-tenant platform and applications scale to millions of users and enable us to leverage advancements in web design, open source technologies and security. We adhere to industry-standard best security practices to protect our servers and our customers’ critical data.

We host our platform and applications on cloud infrastructure provided by AWS. We use AWS basic building blocks such as Amazon Elastic Compute Cloud (EC2), Elastic Load Balancers (ELB, ALB), Simple Queue Service (SQS) and Simple Storage Service (S3). We also use advanced AWS platform capabilities including Amazon Kinesis, AWS Lambda, AWS Fargate, AWS Elastic Kubernetes Service (EKS), and Amazon Relational Database Services (RDS). Our hosting services provide full support, rolling release upgrades/updates, backup and disaster recovery services. Our infrastructure enables us to scale both horizontally and vertically in order to rapidly adjust to variances in usage at the server, database and file store level. Our applications run on virtualized instances in AWS data center facilities, which provide industry-standard best security practices. As of December 31, 2020, we used domestic AWS data center facilities in Virginia, Ohio and Oregon, and international facilities in Dublin, Ireland, Frankfurt, Germany, Sydney, Australia, Montreal, Canada and Singapore. We intend to expand operations into other regions based on market conditions. These AWS managed facilities have earned multiple certifications including, but not limited to, SOC 2 Type II, ISO9001 and ISO27001.

We designed our platform for resilience and rapid recovery from component failure. We apply a wide variety of strategies to achieve enterprise-grade reliability and durability. We have automated procedures in place to handle coordinated changes across our various instances and store backups of key data stores in multiple redundant and geographically isolated locations.

Our technology stack is a dynamic web application built with our own automated scaling and provisioning technologies. We use Web 2.0 technologies like Ruby on Rails, Node.js, and React.js, which provide users a familiar web experience. Our platform was built on underlying open source technologies, allowing us to take full advantage of advancements in scalability and flexibility. We utilize the Linux operating system, Postgres databases, and Redis data structure store. Our platform also provides an API that third-parties can use to add new features and functionality.

Keeping our platform secure is a primary focus of our dedicated enterprise security team due to the sensitive nature of the data contained within the applications. We are diligent about data security and have adopted the AICPA SOC 2 set of security controls. We demonstrate compliance with these controls through annual audits and web application vulnerability assessments.

Customers

As of December 31, 2020, we had over 6,000 customers representing Higher Education institutions and K-12 districts and schools in more than 90 countries. Canvas is used by all Ivy League universities and we have K-12 customers in nearly all states. The majority of our academic customers implement Canvas widely within their institutions and across school districts, where applicable. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. In 2020, no single customer represented more than 5% of our revenue.

Research and Development

Our product, customer success, and sales and marketing teams operate cross-functionally and regularly engage with customers, partners and industry analysts to understand customer needs and general industry trends to enhance our learning platform, existing applications and identify opportunities for new product innovations. Additionally, our research and education team analyzes user data and current online learning trends and collaborates with customers to inform learning platform and application development and growth into adjacent markets. Once improvements are identified, prioritized and resourced, the entire development organization works closely together to design, develop, test and launch new functionality and learning platform and application updates. We have made, and will continue to make, significant investments to strengthen our learning platform and existing applications, and expand the number of applications on our extendable learning platform that will benefit our customers and allow us to expand into new markets. As of December 31, 2020, our research and development team was comprised of approximately 306 employees, inclusive of contractors, which represented approximately 24% of our global employee base.

Sales and Marketing

We sell our platform, applications and services primarily through a direct sales force with limited channel sales in international markets. As of December 31, 2020, our sales and marketing organization was comprised of 225 individuals. Our sales organization includes technical sales engineers who serve as experts in the technical aspects of our platform, applications and customer implementations. Many of our sales efforts require us to respond to request for proposals (RFP), particularly in the Higher Education space and to a lesser extent in K-12.

We engage in a variety of traditional and online marketing activities designed to provide sales lead generation and sales support and promote brand awareness. Our specific marketing activities for lead generation include advertising in trade publications, digital advertising, including search engine optimization and search engine marketing, display search, email, and referral marketing. Brand awareness activities include press relations in business, human resources, education publications and blogs, market specific advertising campaigns and speaking engagements, and industry trade-shows and seminars. We also host InstructureCon, our annual user conference for current customers and prospects. InstructureCon 2020 was held virtually due to the COVID-19 pandemic and more than 20,000 people attended.

Customer Success

Although our platform is easy to adopt and use, we believe strong customer support and services are essential for customer retention. We provide most services and support by phone or online video and audio conferencing rather than in person, resulting in a more efficient and cost-effective business model for us and our customers. Our Customer Success department is responsible for all customer post-sale interactions and comprises employees located in the United States, the U.K., Brazil, Australia, and Colombia. Our services and support efforts include the following:

•

Customer Success Management. Every customer has a Customer Success Management Team that advocates for the customer’s needs and serves as first point of contact for all non-Support questions and requests. They learn about our enterprise and strategic customers’ vision and the role our platform will play, help craft and execute plans to deploy and use the platform effectively, and provide regular updates throughout the customer’s experience with us to show them the return on their investment.

•

Implementation Services. We believe that a positive onboarding experience leads to more satisfied customers, longer customer relationships and greater lifetime value. Implementation includes standard training and consulting services that generally take between 30 and 90 days to complete, depending on customer-side preparedness, complexity and timelines. Regularly-scheduled, highly-structured implementation activities help customers use our platform fully and effectively from the start. Most interactions take place over the phone and through online audio and video conferencing.

•

Training Services. Also critical to customer success is our customers’ comfort level with the features and functionality of our platform. We include standard training with every implementation and offer additional and custom training for a fee. Training creates confidence among users that they can use our software effectively. We perform most training remotely by online audio and video conferencing.

•

Consulting Services. We offer custom application development, integrations, content services and change management consulting services to boost customer adoption of our applications and drive usage of features and capabilities that are unique to Instructure. We believe this increases brand loyalty and lifetime value.

•

Instructional Design and Change Management Services. Canvas experts with instructional experience work with key stakeholders, local technology staff, and educators to develop and deepen the level of Canvas adoption in support of local goals and initiatives. Delivered largely remotely, these services focus on managing change within the customer organization and designing highly engaging online courses that drive student outcomes.

•

Support. We provide standard support services for all customers. Customers can upgrade to our premium support services, which include 24/7/365 coverage and a more stringent SLA. Our Tier 1 offering includes our premium support services as well as direct support to users by our agents. We also provide extensive user guides, online videos and a vibrant online community for the ongoing education and assistance of our users.

Partner Ecosystem and Integration

We are committed to enabling our customers to build an ecosystem for successful learning, assessment, development and engagement. Our open platform is central to both our technology and our strategy.

From a technological perspective, we remain focused on implementing industry standards like IMS Global Learning Consortium’s LTI, enabling Canvas to integrate with a broad spectrum of third-party solutions used by our customers.

Our partnership program invites third-party software, service and content providers, through a library of open APIs, to easily integrate with our applications and take advantage of value add services and events to enhance the partnership. This allows us to broaden and efficiently extend the functionality of our applications. We have more than 500 partners, including content providers, hardware providers, collaboration tools, publishers, and productivity tools.

Employees

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices. In addition to a market competitive benefit package in each of our regions, we offer additional benefits for mental and emotional well-being, focus on building a diverse culture and workforce, and promote peer and team recognition.

As of December 31, 2020, we employed 1,275 people. We also engage temporary employees and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be good.

Competition

We operate in highly competitive markets. With respect to LMS, companies such as Blackboard, D2L, Moodle, and Schoology have offerings that compete with certain of our products across our different end markets. With respect to adjacent areas of learning analytics, program management, and instructional content, these markets are highly fragmented and we compete with a number of emerging point solutions.

We believe that we are differentiated from each of these companies by the comprehensive nature of our offerings, as we represent a platform solution across each of the above areas. Due to the expansive and integrative nature of our platform, we also encounter situations in which we may partner with a certain company with respect to one area of focus, and compete in another area.

The principal competitive factors in our markets include the following:

•	integrated platform offering;

•	features and functionality;

•	cloud architecture;

•	implementation and adoption;

•	K-20 applicability;

•	reliability and uptime;

•	customer service;

•	software integration and third-party publisher partnerships;

•	user community; and

•	pricing.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, partner ecosystem development and customer support. In addition, many of our competitors may have greater name recognition, longer operating histories and significantly greater resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

See “Risk Factors—Risks Related to Our Business and Industry” for a more comprehensive description of risks related to our competition.

Intellectual Property

We rely on a combination of trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business. We actively pursue registration of our trademarks, logos, service marks, and domain names in the United States and in other key jurisdictions, but, other than the patents acquired in connection with our acquisitions, we have not, to date, applied for patent protection for any of our inventions. We are the registered holder of a variety of U.S. and international domain names that include the term Instructure and Canvas.

A substantial portion of our Canvas application, including the base code, uses “open source” software we license from third parties. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses, like the GNU Affero General Public License may require us to offer the components of our software that incorporate the open source software for no cost, make available source code for modifications or derivative works we create based upon incorporating or using the open source software, and license such modifications or derivative works under the terms of the particular open source license. We also rely on certain intellectual property rights that we license from third parties under proprietary licenses. Though such third-party technologies may not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available to us.

To promote our open platform philosophy, we make available a substantial portion of the source code for Canvas available to the public on the “GitHub” platform for no charge, under the terms of the GNU Affero General Public License. We accept modifications of the source code for Canvas from contributors who agree to the terms of our contributor agreement. Our contributor agreement provides for assignment of joint ownership in the copyright to the contribution, and a license to any patent rights of the contributor. Contributors must also represent that it is an original work and that the contribution does not violate any third-party intellectual property right.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright laws. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf and agreeing to protect our confidential information, and all of our key employees and contractors have done so. In addition, we generally enter into confidentiality agreements with our vendors and customers. We also control and monitor access to, and distribution of our software, documentation and other proprietary information. In addition, we intend to expand our international operations, and effective copyright, trademark, and trade secret protection may not be available to us in every country in which our software is available.

Regulatory

The legal environment of internet-based businesses is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations are applied in this environment, and how they will relate to our business in particular, both in the United States and internationally, is often unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, credit card fraud, advertising, taxation, content regulation, and intellectual property ownership and infringement. Moreover, our academic customers are regulated at the state and federal levels by legislatures, administrative agencies and other policymaking bodies that can directly impact their ability to procure and deploy technology products.

Our customers, and those with whom they communicate using our applications, upload and store customer data onto our learning platform. This presents legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our learning platform. Both in the United States and internationally, we must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on our learning platform as well as the operation of our business.

Data Privacy and Security Laws

Data privacy and security with respect to the collection of PII continues to be the focus of worldwide legislation and regulation. We are subject to data privacy and security regulation by regulatory authorities in the U.S. (including the states in which we conduct our business) and potentially in other countries.

In recent years, there have been a number of well-publicized data breaches involving the unauthorized use and disclosure of individuals’ PII. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations. For example, the CCPA, which took effect on January 1, 2020, imposes a number of privacy and security obligations on companies who process PII of California residents. Moreover, a new privacy law, the CRPA was passed by Californians during the November 3, 2020 election. The CPRA will significantly modify the CCPA, and will impose additional data protection obligations on companies doing business in California, potentially resulting in further complexity. These laws may impose limits on the collection, distribution, use and storage of student PII. Federal laws are also under consideration that may create additional compliance obligations and penalties. In the EU, where companies must meet specified privacy and security standards, the GDPR and data protection laws of each of the European Member countries require comprehensive information privacy and security protections for consumers with respect to PII collected about them. The GDPR has extra-territorial reach and has a significant impact on “data controllers” and “data processors” either with an establishment in the EU, or which offer goods or services to EU data subjects or monitor EU data subjects’ behavior within the EU. The GDPR (as it existed on December 31, 2020) has been retained in U.K. law as the “U.K. GDPR” which applied in the U.K. from January 1, 2021 and results in dual regimes for organizations doing business in both the EU and the U.K. The GDPR imposes restrictions on the transfer of PII from within the EEA (or U.K.) to jurisdictions outside of the EEA (or U.K.) which are deemed to offer non-equivalent protection to PII, such as the U.S., unless a valid transfer mechanism is in place or a limited derogation from the restriction applies. Schrems II (i) invalidated one such transfer mechanism, the EU-U.S. Privacy Shield, (ii) upheld the European Commission’s SCCs as a valid transfer mechanism, but (iii) provided that compliance with the SCCs must be closely monitored and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation provide adequate protection for PII. The GDPR introduced significant penalties of up to the greater of 4% of worldwide turnover and €20 million for violations of data protection rules. We have adopted additional mechanisms to assist with ongoing GDPR compliance and continue to actively monitor updates in relation to both: (i) the applicability of the GDPR and U.K. GDPR to our business; and (ii) our compliance with the same. We post on our website our privacy policies and practices concerning the processing, use and disclosure of PII. Our publication of our privacy policy and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

Additional legislation regarding privacy and security in the EU is expected in the form of the European Commission’s ePrivacy Regulation which aims to reinforce trust and security in the digital single market by updating the legal framework regarding the “right to a private life” for users of electronic communications. The latest draft text of the ePrivacy Regulation is in the process of being finalized by the Council of the EU (with support from the Committee of Permanent Representatives).

Through contractual obligations with our customers we sometimes agree to certain obligations related to FERPA, which generally prohibits educational institutions that receive federal funding from disclosing PII from a student’s education records without the student’s consent. We are also subject to COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Also, certain laws and regulations that protect the collection, use and disclosure of particular types of data may hinder our ability to provide services to customers and potential customers subjected to such laws.

See “Risk Factors—Risks Related to Laws and Regulation” for a more comprehensive description of risks related to data privacy.

Copyrights

U.S. and international copyright and trademark laws protect the rights of third parties from infringement of their works of authorship. Our customers and users can generally use our learning platform to upload and present a wide variety of content. We maintain an active copyright infringement policy and respond to takedown requests by third-party intellectual property right owners that might result from content uploaded to our learning platform.

As our business expands to other countries, we must also respond to regional and country-specific intellectual property considerations, including takedown and cease-and-desist notices in foreign languages, and we must build infrastructure to support these processes. The DMCA also applies to our business. This statute includes a safe harbor that is intended to reduce the liability of online service providers for hosting content provided by users that infringes copyrights of others. The copyright infringement policies that we have implemented for our learning platform are intended to satisfy the DMCA safe harbor.

Facilities

Our corporate headquarters are in Salt Lake City, Utah, where we lease 153,206 square feet of office space under leases that expire in February 2025 (5 year option to renew). We have additional office locations in the United States and in various international countries where we lease or rent a total of 147,760 square feet. These additional locations include San Diego, California, and international offices in London, England (our international headquarters), Sydney, Australia, Hong Kong, Sao Paulo, Brazil, and Budapest, Hungary. We believe our facilities are adequate for our current needs.

Legal Proceedings

We are, and from time to time may be, party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position. We are not presently party to any legal proceedings that in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Below is a list of the names, ages as of February 9, 2021, positions and a brief account of the business experience of the individuals who (i) serve as our executive officers, (ii) serve as key personnel, (iii) serve as directors and (iv) are expected to become directors prior to completion of this offering. Upon the completion of this offering,                  directors are anticipated to be elected to our Board.

Name	Age	Position

Steve Daly	56	Chief Executive Officer and Director

Mitch Benson	47	Chief Product Officer

Dale Bowen	51	Chief Financial Officer

Matthew A. Kaminer	47	Chief Legal Officer

Melissa Loble	48	Chief Customer Experience Officer

Frank Maylett	58	Chief Revenue Officer

Jeff Weber	54	Executive Vice President, People & Places

Steve Townsend	52	Senior Vice President, Engineering

Charles Goodman	60	Chairman of the Board of Directors

Erik Akopiantz	56	Director

James Hutter	31	Director

Brian Jaffee	35	Director

Paul Holden Spaht, Jr.	46	Director

(1)	Member of the Compensation and Nominating Committee.
(2)	Member of the Audit Committee.

Steve Daly has served as our Chief Executive Officer since July 2020. Mr. Daly has also been a member of our Board since March 2020. Prior to this, Mr. Daly was the Chief Executive Officer of LANDESK/Ivanti, an IT management and security software company for thirteen years. Mr. Daly holds a bachelor’s degree in Mechanical Engineering and a master’s degree in Business Administration, both from Brigham Young University. We believe Mr. Daly is a valuable member of our Board due to his experience as our Chief Executive Officer and his executive experience at other software companies.

Mitch Benson has served as our Chief Product Officer since August 2019, and previously served as Senior Vice President, Product from August 2017 to August 2019, as Vice President, Canvas Product from May 2016 to August 2017, and Vice President, K-12 Markets from 2014 to May 2016. Prior to joining Instructure in 2014, Mr. Benson was the Senior Vice President and Chief Learning Technology Officer of Pearson for five years and a Senior Director of Microsoft. Mr. Benson has also worked in the not-for-profit and public sectors in Washington State. Mr. Benson holds a bachelor’s degree in Comparative U.S. studies from the University of Washington, completed a fellowship in Not for Profit Leadership at the Stanford University Graduate School of Business, and holds a master’s degree in Information Systems from Capella University.

Dale Bowen has served as our Chief Financial Officer since April 2020. Prior to his role at Instructure, Mr. Bowen served seven years as the Chief Financial Officer of Consilio, a technology enabled eDiscovery service provider, and as the Vice President of Finance of GridPoint for seven years. Mr. Bowen holds a bachelor’s degree in Business Management from the University of Utah, and a master’s degree in Financial Economics for Public Policy from American University.

Matthew A. Kaminer has served as our Chief Legal Officer since 2015. Prior to this, Mr. Kaminer served as General Counsel of Collective, Inc., a video and mobile advertising company, for two years. Mr. Kaminer has also served as General Counsel of Epocrates, Inc. and MediMedia USA, Inc., and Assistant General Counsel and Chief Privacy Officer at WebMD Health Corp. Mr. Kaminer holds a bachelor’s degree in Computer Science from Pennsylvania State University and a Juris Doctorate from George Washington University.

Melissa Loble has served as our Chief Customer Experience Officer since January 2020, and previously served as Senior Vice President of Customer Success and Partnerships from October 2018 to April 2020, Vice President of Platform, Partnerships and Professional Services from April 2017 to October 2018, and Vice President of Platform and Partnerships from December 2013 to April 2017. Ms. Loble teaches leadership courses on managing technology for education change at University of California, Irvine. Ms. Loble holds a bachelor’s degree in Political Science and in History from University of California, Los Angeles, a master’s degree in educational policy from Teacher’s College, Columbia University, and a master’s degree in Business Administration from Columbia Business School.

Frank Maylett has served as our Chief Revenue Officer since April 2020, and previously served as Global Head of Sales. Prior to joining Instructure in 2019, Mr. Maylett served as President and Chief Executive Officer of RizePoint, Inc. from September 2015 to August 2019 and as Executive Vice President for Global Sales, Services, and Alliances at Workfront. Mr. Maylett holds a bachelor’s degree in Business from the University of Phoenix and studied Business Administration and Management at the University of Utah.

Jeff Weber has served as our Executive Vice President, People & Places since May 2013. From August 1999 to April 2013, Mr. Weber served in various roles at ancestry.com, an online family history company, most recently as Senior Vice President People and Places from March 2012 to April 2013. From 1996 to 1999, he served as Director Human Resource Outsourcing at The Russell Group, LLC, a human resources outsourcing firm. From 1993 to 1996, Mr. Weber served as a Human Resource Generalist at Shell Oil Company. Mr. Weber holds a bachelor’s degree in Business and a master’s in Business Administration with an emphasis in organizational behavior from Brigham Young University.

Steve Townsend has served as our Senior Vice President, Engineering since April 2020, and previously served at Instructure as Vice President of Product Development and Vice President of Engineering from May 2015 to August 2019. Prior to joining Instructure, Mr. Townsend served as Vice President of Engineering at inContact. Mr. Townsend holds a bachelor’s degree in Computer Science and a master’s degree in Business Administration, both from Brigham Young University.

Charles Goodman has served as Chairman of the Board since March 2020. Mr. Goodman is an Operating Partner at Thoma Bravo. Prior to Thoma Bravo, Mr. Goodman served as Chief Executive Officer of PowerPlan, a Thoma Bravo portfolio company that sold to Roper Technologies in 2018. Prior to joining PowerPlan in 2015, Mr. Goodman was Chief Executive Officer of P2 Energy Solutions. Prior to joining PowerPlan, Mr. Goodman served as Chief Operating Officer of Ventyx and as EVP, Corporate Operations of Atmos Energy. Mr. Goodman currently serves as chairman of the board for Aucerna, AxiomSL Group, Inc., Imperva, Frontline Technologies Group LLC (dba Frontline Education), Quorum Software and Imprivata and as a director for Conga and Hyland. Mr. Goodman holds a bachelor’s degree in Petroleum Engineering from Texas Tech University. We believe Mr. Goodman’s extensive software and technology experience as well as his experience serving as chairman of the board for other education, technology and software companies, makes him a valuable member of our Board.

Erik Akopiantz has served on our Board since March 2020. Mr. Akopiantz has served as an Operating Partner at Thoma Bravo since April 2014. Mr. Akopiantz’s prior experience includes serving as the Chief Financial Officer of Roadnet Technologies, Inc. from 2011 to 2014, the Chief Operating Officer of Paranet Solutions, LLC from 2008 to 2011, the Chief Executive Officer of Digital Reach from 2006 to 2008, and various executive finance roles for The SABRE Group from 2002 to 2006. Mr. Akopiantz currently serves on the board of directors of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including Apttus Corporation (dba Conga), AxiomSL Group, Inc., Barracuda Networks, Inc., Frontline Technologies Group LLC (dba Frontline Education), Imperva, Inc., Kofax Inc., Motus,

LLC, Quorum Business Solutions, Inc., Riskonnect Inc., T2 Systems, Inc. and Veracode Software, Inc. Mr. Akopiantz is also an operating advisor to several of these companies. Mr. Akopiantz holds a bachelor’s degree in Science and Finance from the University of Vermont and an MBA from the Rice University. We believe Mr. Akopiantz’s extensive software and technology experience as well as his experience serving as chairman of the board and in an advisory capacity for other technology and software companies, makes him a valuable member of our Board.

James “Jamie” Hutter has served on our Board since March 2020. Mr. Hutter joined Thoma Bravo in 2014 as an Associate and was promoted to Senior Associate in 2016 and to Vice President in 2018. Mr. Hutter focuses primarily on application software investments. Prior to joining Thoma Bravo, he worked in investment banking at Morgan Stanley. Mr. Hutter currently serves on the board of directors of Apttus Corporation (dba Conga) and AxiomSL Group, Inc. Mr. Hutter earned his bachelor’s degree with Honors in Science, Technology, & Society at Stanford University. We believe Mr. Hutter’s business and director experience at technology and software companies makes him a valuable member of our Board.

Brian Jaffee has served on our Board since March 2020. Mr. Jaffee is a Principal at Thoma Bravo. Mr. Jaffee joined Thoma Bravo in 2014 as a Vice President. Prior to joining Thoma Bravo, Brian served as an Associate and Senior Associate at Veritas Capital. Prior to joining Veritas in 2009, he worked as an Investment Banking Analyst in the Leveraged Finance Group at Merrill Lynch, where he originated structured and executed leveraged loan and high yield bond financings for leveraged buyouts, strategic acquisitions, and recapitalizations across a wide range of industries. Mr. Jaffee currently serves on the board of directors of Apttus Corporation (dba Conga), AxiomSL Group, Inc. and Frontline Technologies Group LLC (dba Frontline Education). Mr. Jaffee holds a bachelor’s degree, magna cum laude, in Finance from Miami University and an MBA from University of Chicago. We believe Mr. Jaffee’s business and director experience at technology and software companies makes him a valuable member of our Board.

Paul Holden Spaht, Jr. has served on our Board since March 2020. Mr. Spaht has served as a Managing Partner at Thoma Bravo since November 2013. Mr. Spaht joined Thoma Bravo as a Vice President in 2005, became a Principal in 2008 and became a Partner in 2011. Prior to joining Thoma Bravo, he worked for several years at Morgan Stanley in both its investment banking and private equity divisions, and served as part of Thomas H. Lee Partners’ investment team. Mr. Spaht currently serves on the board of directors of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including Apttus Corporation (dba Conga), AxiomSL Group, Inc., Frontline Technologies Group LLC (dba Frontline Education), and Trader Corporation. Mr. Spaht holds a bachelor’s degree of Arts, Economics from Dartmouth College and an MBA from Harvard Business School. We believe Mr. Spaht’s business and director experience at technology and software companies makes him a valuable member of our Board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of                  directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of Thoma Bravo for so long as it holds director nomination rights. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination rights.

Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in

accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be                 ,                  and                  and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be                 ,                  and                  and will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will be                 ,                  and                  and will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock then outstanding. If Thoma Bravo’s beneficial ownership falls below     % of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least     % of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that Thoma Bravo will have the right to designate the Chair of the Board for so long as Thoma Bravo beneficially owns at least     % or more of the voting power of the then-outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering,                  will be the Chair of our Board.

The listing standards of                  require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that                  meet the                  requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Thoma Bravo will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under                  rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain                  corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the                  corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Steve Daly
Charles Goodman
Erik Akopiantz
James Hutter
Brian Jaffee
Paul Holden Spaht, Jr.

Audit Committee

Following this offering, our Audit Committee will be composed of                 ,                  and                 , with                  serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and                 , which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that                  and                  meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of                 . We anticipate that, prior to our completion of this offering, our Board will determine that                  is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of                 . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

COMPENSATION AND NOMINATING COMMITTEE

Following this offering, our Compensation and Nominating Committee will be composed of                 ,                  and                 , with                  serving as chair of the committee. As a controlled company, we intend to rely upon the exemption for the requirement that we have a Compensation and Nominating Committee comprised entirely of independent directors. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Thoma Bravo under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

RISK OVERSIGHT

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk

CODE OF BUSINESS CONDUCT AND ETHICS

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

Introduction

This section discusses the material components of the executive compensation program for our Chief Executive Officer, our former Chief Executive Officer, our two other most highly compensated officers and an additional executive who would be one of our two other most highly compensated officers if he had been employed at the end of the fiscal year, who we refer to as our “Named Executive Officers” or “NEOs.” For the year ended December 31, 2020, our NEOs and their positions were as follows:

•	Steve Daly, our current Chief Executive Officer(1) (“CEO”);

•	Matthew A. Kaminer, our Chief Legal Officer (“CLO”);

•	Frank Maylett, our Chief Revenue Officer (“CRO”);

•	Daniel T. Goldsmith, our former CEO(2); and

•	Steven B. Kaminsky, our former Chief Financial Officer (“CFO”)(3).

To date, the compensation of our NEOs has generally consisted of a base salary, equity compensation in Instructure Parent, LP (“TopCo”), Merger Awards (as defined below) and health and welfare benefits. Pursuant to certain agreements with the Company, our NEOs are also eligible to receive severance payments and benefits upon a termination of employment under certain circumstances. Messrs. Daly, Kaminer and Maylett, along with certain other members of our management, have been granted equity in TopCo pursuant to the Second Amended and Restated Instructure Parent, LP Incentive Equity Plan and the Amended and Restated Limited Partnership Agreement of TopCo, as further described below.

The compensation committee of our Board has historically determined all of the components of compensation of our executive officers. As we transition from a private company to a publicly traded company, we will evaluate our compensation program as circumstances require.

We expect that we will develop an executive compensation program that is consistent with our existing compensation policies and philosophies following this offering, which are designed to align compensation with business objectives and the creation of stockholder value, while also enabling us to attract, motivate and retain individuals who contribute to our long-term success. The compensation reported in this summary compensation table below is not necessarily indicative of how our NEOs will be compensated in the future, and this discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may materially differ from the currently planned programs summarized in this discussion.

(1)	Mr. Daly was appointed as the Company’s CEO, effective as of July 1, 2020.
(2)	Mr. Goldsmith resigned from the Company, effective as of March 6, 2020.
(3)	Mr. Kaminsky retired from the Company, effective as of March 25, 2020.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total Compensation ($)
Steve Daly(4) CEO	2020	232,386		—		1,303,870	9,931,000	1,000	11,468,256

Matthew A. Kaminer CLO	2020	319,967		700	(5)	24,110	1,431,500	3,168,538	4,944,815

Frank Maylett CRO	2020	861,404	(6)	—		—	1,431,500	1,162,496	3,455,400

Daniel T. Goldsmith Former CEO	2020	78,833		—		—	—	11,233,344	11,312,177

Steven B. Kaminsky Former CFO	2020	78,650		—		—	—	8,412,077	8,490,727

(1)

The amounts reported in the “Stock Awards” column reflect the aggregate dollar amounts recognized for the Granted Units (as defined below) for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note                to our consolidated financial statements included in this prospectus. The amounts included in this column are as follows:

Name	Granted Units (#)	Granted Units ($)
Steve Daly	360,000	1,303,870
Matthew A. Kaminer	72,000	24,110

(2)

The amounts reported in the “Option Awards” column reflect the aggregate dollar amounts recognized for Management Incentive Units (as defined below) for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note                to our consolidated financial statements included in this prospectus. The amounts included in this column are as follows:

Name	Management Incentive Unit (#)	Management Incentive Unit ($)
Steve Daly	2,450,000	9,751,000
Steve Daly (Director Units)	50,000	180,000
Matthew A. Kaminer	350,000	1,431,500
Frank Maylett	350,000	1,431,500

(3)	The amounts included in the “All Other Compensation” column include the following:

Name	Merger Awards ($)	Severance ($)	401(k) Match ($)	Total ($)
Steve Daly	—	—	1,000	1,000
Matthew A. Kaminer	3,167,538	—	1,000	3,168,538
Frank Maylett	1,161,496	—	1,000	1,162,496
Daniel T. Goldsmith	10,865,677	366,667	1,000	11,233,344
Steven B. Kaminsky	8,138,827	272,250	1,000	8,412,077

The amounts included in the “Merger Awards” column represent the amounts paid to the NEOs in respect of Merger Awards (as defined below) as consideration for vested equity awards at the time of the Take-Private Transaction and amounts that were paid as consideration for unvested equity awards that subsequently met the vesting conditions in 2020 and were paid out following the Take-Private Transaction.

The amounts included in the “Severance” column are amounts paid to Mr. Goldsmith and Mr. Kaminsky in 2020 in connection with their respective terminations of employment. For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

(4)

Steve Daly provides services as a member of our Board and received additional compensation in 2020 for such services prior to his appointment as our CEO. The amount included in the “Salary” column for Steve Daly includes $12,500 received in connection with his services as a Director. The value reported for Steve Daly in the “Option Awards” column includes $180,000 for the value of a grant of Management Incentive Units provided to Mr. Daly in connection with his service as a member of the Company’s Board. Following his appointment as our CEO, Mr. Daly no longer receives additional compensation for his services as a member of our Board.

(5)	The amount included in the “Bonus” column for Mr. Kaminer represents a $700 cash bonus paid to Mr. Kaminer for reaching five years of employment with the Company.
(6)	The amount included in the “Salary” column for Mr. Maylett represents his salary of $319,000 and sales commissions totaling approximately $542,404.

Narrative to Summary Compensation Table

We have entered into offer letters with each of our NEOs. The offer letters generally provide for at-will employment and set forth the NEOs initial base salary, initial equity grant amount, and eligibility for employee benefits. In addition, each of our NEOs has executed our standard proprietary information and inventions agreement. Mr. Daly’s offer letter also provides eligibility for severance payments and benefits upon a qualifying termination of employment (the “Daly Offer Letter”). For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

Executive Agreements

Mr. Kaminer and Mr. Maylett are each party to an executive agreement with the Company that provides for at-will employment and eligibility for severance payments and benefits upon certain qualifying terminations of employment (the “Executive Agreements”). For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

Goldsmith Separation Agreement

The Company entered into a separation agreement with Mr. Goldsmith (the “Goldsmith Separation Agreement”), which generally provided for Mr. Goldsmith’s resignation on March 6, 2020 after a brief transition period and certain severance payments and benefits in exchange for his general release of claims in favor of the Company. For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

Kaminsky Release Agreement

The Company entered into a release agreement with Mr. Kaminsky (the “Kaminsky Release Agreement”), which generally provided for Mr. Kaminsky’s general release of claims in favor of the Company in exchange for payments provided to Mr. Kaminsky under an executive agreement he had entered into with the Company.

Merger Awards

Prior to the Take-Private Transaction, each of Messrs. Kaminer, Maylett, Goldsmith and Kaminsky held restricted stock units and/or stock option awards under Instructure’s then existing equity incentive plans. In connection with the Take-Private Transaction, (a) all vested equity awards granted under Instructure’s then existing equity incentive plans, including stock options and restricted stock unit awards were cancelled and converted into cash consideration equal to $49.00 multiplied by the number of shares subject to the vested equity award (less the applicable per share exercise price of those vested shares, with respect to any options), subject to any required tax withholdings, payable shortly after the closing of the merger and (b) all unvested equity awards were cancelled and converted into cash consideration equal to $49.00 multiplied by the number of shares subject to the unvested equity award (less the applicable per share exercise price of those unvested shares, with respect to any options), subject to any required tax withholdings, which consideration was subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions (each such cash award being a “Merger Award”).

Granted Units

Mr. Daly and Mr. Kaminer each entered into co-invest agreements with TopCo (the “Employee Co-Invest Agreements”), pursuant to which, the NEO purchased Class A Units of TopCo. In addition to the Class A Units purchased by Mr. Daly and Mr. Kaminer under the Employee Co-Invest Agreements, each of Mr. Daly and Mr. Kaminer received certain Class B Units which were treated as compensation to the NEO (the “Granted Units”).

Management Incentive Units.

Messrs. Daly, Kaminer and Maylett are each party to an Incentive Equity Grant Agreement that provides for the grant of Class B Units of TopCo that are intended to constitute “profits interests” for U.S. federal income tax purposes (“Management Incentive Units”), which represent the right to share in any increase in the equity value of the company that exceeds a specified threshold. The Management Incentive Units (other than Mr. Daly’s Director Units summarized below) generally vest (a) 50% subject solely to time-based vesting (“Time Units”), over a four-year period, with 25% of the Time Units vesting on the first anniversary of the vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to the NEO’s continued employment with TopCo or one of its subsidiaries through the applicable vesting date and (b) 50% subject to both time- and performance-based vesting (“Performance Units”), measured according to the achievement by TopCo of an actual EBITDA (as defined in the Incentive Equity Grant Agreements) that equals or exceeds certain EBITDA targets, in each case subject to the NEO’s continued employment with TopCo or one of its subsidiaries through the applicable vesting date.

Mr. Daly received an additional grant of Management Incentive Units in connection with his service as a director (the “Director Units”). The Director Units are solely subject to time-based vesting and vest over a four-year period, with 25% of the Management Incentive Units vesting on the first anniversary of the vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to Mr. Daly’s continued board service through the applicable vesting date.

Outstanding Equity Awards At 2020 Fiscal Year End

The following table summarizes the outstanding equity awards held as of December 31, 2020 by each of the NEOs.

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(4)	Option Expiration Date(5)
Steve Daly	8/4/2020	—	2,450,000	(2)	—	—
CEO	5/1/2020	—	50,000	(3)	—	—

Matthew A. Kaminer CLO	8/15/2020	—	350,000	(2)	—	—

Frank Maylett CRO	8/15/2020	—	350,000	(2)	—	—

(1)	Amounts listed are Management Incentive Units issued to our Named Executive Officers. See “—Narrative to Summary Compensation Table—Management Incentive Units” for additional information.
(2)

The Management Incentive Units are subject to both time- and performance-based vesting. For additional information with respect to the vesting terms of the Management Incentive Units, see “—Narrative to Summary Compensation Table—Management Incentive Units.”

(3)

The Director Units are subject to time-based vesting. For additional information with respect to the vesting terms of the Management Incentive Units, see “—Narrative to Summary Compensation Table—Management Incentive Units.”

(4)

There is no exercise price associated with Management Incentive Units. Management Incentive Units generally participate in distributions attributable to the appreciation in the fair market value of TopCo, or profits of TopCo, after their respective dates of grant.

(5)	The Management Incentive Units have no expiration date.

Emerging Growth Company Status

As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our CEO to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Potential Payments upon a Termination of Employment or a Change in Control

Daly Offer Letter

The Daly Offer Letter provides, upon a termination of Mr. Daly by the Company without “cause” (as defined in the Daly Offer Letter), eligibility for severance of (a) continued installments of Mr. Daly’s then current base salary for twelve months following his separation in accordance with the Company’s regular payroll schedule and (b) subsidized COBRA premiums for up to six months following the separation date; in each case subject to Mr. Daly’s timely execution and non-revocation of a general release of claims in favor of the Company.

Executive Agreements

Each of the Executive Agreements provide, upon a termination of Mr. Kaminer or Mr. Maylett by the Company without “cause” or a resignation by Mr. Kaminer or Mr. Maylett for “good reason” (each as defined in the Executive Agreement), in either case within three months prior to (and contingent upon the consummation of a “change in control” (as defined in the Executive Agreement)), in connection with, or within twelve months following the effective date of a “change in control” (a “CIC Termination”), eligibility for severance of (a) for Mr. Kaminer, (i) continued installments of Mr. Kaminer’s then current base salary for nine months following his separation in accordance with the Company’s regular payroll schedule; (ii) if the CIC Termination occurs on or after March 31 in a calendar year, a lump sum amount equal to 80% of Mr. Kaminer’s then current target bonus, pro-rated based on the number of full months employed in the year of separation; (iii) reimbursement of COBRA premium for up to nine months following the separation date; and (iv) full vesting of all outstanding unvested stock awards then held by Mr. Kaminer immediately prior to the date of separation (except for the Management Incentive Units described below), and (b) for Mr. Maylett, (i) continued installments of Mr. Maylett’s then current base salary for nine months following his separation in accordance with the Company’s regular payroll schedule, (ii) reimbursement of COBRA premium for up to six months following the separation date and (iii) full vesting of 75% of all outstanding unvested stock awards then held by Mr. Maylett immediately prior to the date of separation (except for the Management Incentive Units described below); in each case subject to the NEO’s timely execution and non-revocation of a general release of claims in favor of the Company.

Upon a termination of Mr. Kaminer or Mr. Maylett by the Company without “cause” or a resignation by Mr. Kaminer or Mr. Maylett for “good reason” that is not a CIC Termination, Mr. Kaminer and Mr. Maylett are respectively eligible for severance of (a) six months of the NEO’s then current base salary in accordance with the regular payroll schedule, (b) a lump sum amount equal to 80% of the NEO’s then current target bonus, pro-rated based on the number of full months prior to the date of separation in such calendar year of separation; and (c) a reimbursement of COBRA premium for up to six months following the separation date; in each case subject to the timely execution and non-revocation of a general release of claims in favor of the Company.

Goldsmith Separation Agreement

The Goldsmith Separation Agreement provided Mr. Goldsmith with (a) a severance payment equal to $440,000, payable in equal installments over the twelve month period following his resignation in accordance with the Company’s regular payroll schedule; (b) reimbursement of COBRA premiums for up to twelve months following his resignation; (c) support our Board in Mr. Goldman’s search for subsequent employment; and (d) reimbursement for up to $10,000 of reasonable attorneys’ fees incurred in connection with the Goldsmith Separation Agreement and the Waiver Agreement (as defined below); in each case subject to Mr. Goldsmith’s execution and non-revocation of a general release of claims and compliance with obligations under the separation agreement. Pursuant to the Goldsmith Separation Agreement, Mr. Goldsmith further acknowledged that, in lieu of any acceleration of any outstanding stock awards in connection with the termination of Mr. Goldsmith’s employment, all of the outstanding Prior Awards would be subject to Amended and Restated Waiver of Certain CIC Benefits (the “Waiver Agreement”), pursuant to which, Mr. Goldsmith waived any and all rights to the acceleration of vesting of any outstanding stock awards as a result of his termination, except as provided in the Waiver Agreement.

Kaminsky Release Agreement

In exchange for a general release of claims in favor of the Company under the Kaminsky Release Agreement, the Company provided Mr. Kaminsky with (a) a severance payment equal to nine months of his then current base salary, payable in equal installments over the nine month period following his separation in accordance with the Company’s regular payroll schedule; (b) reimbursement of COBRA premiums for up to nine months following his separation; and (c) accelerated vesting of all of his unvested equity awards; in each case subject to Mr. Kaminsky’s execution and non-revocation of a general release of claims and compliance with obligations under the separation agreement.

Management Incentive Units

In the event of a “change in control” (as defined in the Incentive Equity Grant Agreement), (a) all unvested Time Units and Director Units for Mr. Daly and 50% of the unvested Time Units for Mr. Kaminer and Mr. Maylett will accelerate and fully vest and (b) all unvested Performance Units for Mr. Daly and 50% of the unvested Time Units for Mr. Kaminer and Mr. Maylett, other than, in each case, Performance Units with respect to an Unvested Year or a Forfeited Year, will accelerate and fully vest; in each case if the NEO remains employed with TopCo or its subsidiaries through the consummation of such “change in control.”

Following an NEO’s termination of employment (or, for Mr. Daly’s Director Units, a termination of service), (a) any of the NEO’s unvested Management Incentive Units will be forfeited for no consideration and (b) any of the NEO’s vested Management Incentive Units will generally be subject to repurchase by TopCo or Thoma Bravo at fair market value.

Granted Units

Following Mr. Daly’s or Mr. Kaminer’s termination of employment, TopCo or Thoma Bravo has the option to purchase some or all of the NEOs’ Granted Units (a) at the lower of fair market value or original cost upon a termination for “cause” or (b) at fair market value upon any termination other than for “cause.”

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our Board in 2020.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	Total ($)
Charles Goodman	250,000	(2)	1,080,000	1,330,000
Erik Akopiantz	37,500		288,000	325,500

(1)

The amounts reported in the “Option Awards” column reflect the aggregate dollar amounts recognized for Management Incentive Units for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note                to our consolidated financial statements included in this prospectus The Management Incentive Units provided to each of the directors listed above are one-time grants that are solely subject to time-based vesting and vest over a four-year period, with 25% of the Management Incentive Units vesting on the first anniversary of the vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to the director’s continued board service through the applicable vesting date and with automatic acceleration of any unvested Management Incentive Units upon the occurrence of a “change in control.” The amounts included in this column are as follows:

Name	Management Incentive Unit (#)	Management Incentive Unit ($)
Charles Goodman	300,000	1,080,000
Erik Akopiantz	80,000	288,000

(2)	The cash fees provided to Mr. Goodman in 2020 included (a) $100,00 of annual director fees and (b) a one-time cash payment equal to $150,000.

Non-Employee Director Policy

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

Equity and Cash Incentives—Summary of the 2021 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the 2021 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its approval by the Board and adoption by our stockholders, we will reserve                  shares of our common stock for issuance under the 2021 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:

•	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Administration

The 2021 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to “performance conditions” and other terms.

Eligibility

Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation and Nominating Committee will determine who will receive awards, and the terms and conditions associated with such award.

Term

The 2021 Plan will terminate ten years from the date our Board approves the plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2021 Plan authorizes the award of stock awards, performance awards and other cash-based awards. An aggregate of                  shares will be available for issuance under awards granted pursuant to the 2021 Plan. For stock options that are intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be                 .

Stock Options

The 2021 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights (“SARs”) provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the SARs. The exercise price must be at least equal to the fair market value of our common stock on the date the SAR is granted. SARs may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee in its discretion.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. Unless otherwise determined by the Compensation and Nominating Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Cash-Based Awards

The Compensation and Nominating Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. Unless otherwise restricted by our committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or a family member of the optionee who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

In the event of a change of control (as defined in the 2021 Plan), the Compensation and Nominating Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and SARs may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

Equity and Cash Incentives—Summary of the 2021 Employee Stock Purchase Plan

In connection with the offering, we intend to adopt and ask our stockholders to approve the 2021 ESPP, the material terms of which are summarized below. This summary is not a complete description of all of the provisions of the 2021 ESPP and is qualified in its entirety by reference to the 2021 ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2021 ESPP authorizes the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code.

Shares Available for Awards; Administration

A total of                  shares of our common stock will initially be reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be increased annually on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our Board. In no event will more than                  shares of our common stock be available for issuance under the 2021 ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the Compensation and Nominating Committee will be the initial administrator of the 2021 ESPP.

Eligibility

We expect that all of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Stock will be offered under the 2021 ESPP during offering periods. Each offering will consist of a six-month offering period commencing on January 1 and July 1. The plan administrator may, at its discretion, choose a different length of the offer period not to exceed twenty-seven months. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2021 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The maximum number of shares that may be purchased by a participant during any offering period will be                  shares. In addition, no employee will be permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and rights granted under the 2021 ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of                 , 2021 and as adjusted to reflect the sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on common stock outstanding as of                 , 2021. Each stockholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an over-allotment option to purchase up to                  additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares	Percentage		Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
					Percentage	Percentage
5% Stockholders:			%				%
Thoma Bravo(1)

Directors and Named Executive Officers:
Steve Daly
Matthew A. Kaminer
Frank Maylett
Charles Goodman
Erik Akopiantz
James Hutter
Brian Jaffee
Paul Holden Spaht, Jr.
Daniel T. Goldsmith
Steven B. Kaminsky
Directors and executive officers as a group (10 individuals)

(1)

Consists of                shares held directly by Thoma Bravo Executive Fund XIII, L.P. (“TB Exec Fund”),                shares held directly by Thoma Bravo Fund XIII, L.P. (“TB Fund XIII”), and                shares held directly by Thoma Bravo Fund XIII-A, L.P. (“TB Fund XIII-A”). Thoma Bravo Partners XIII, L.P. (“TB Partners XIII”) is the general partner of each of TB Exec Fund, TB Fund XIII and TB Fund XIII-A. Thoma Bravo is the ultimate general partner of TB Partners XIII. By virtue of the relationships described in this footnote, Thoma Bravo may be deemed to exercise voting and dispositive power with respect to the shares held directly by TB Exec Fund, TB Fund XIII and TB Fund XIII-A. The principal business address of the entities identified herein is c/o Thoma Bravo, L.P., 150 North Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and Named Executive Officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2018 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Agreements and Transactions Related to the Take-Private Transaction

As a result of the completion of the Take-Private Transaction on March 24, 2020, we are directly owned by Instructure Parent, LP, a Delaware limited partnership, which is controlled by Thoma Bravo.

Upon the close of the Take-Private Transaction, Charles Goodman, Erik Akopiantz, James Hutter, Brian Jaffee, Paul Holden Spaht, Jr. became members of our Board and have dual responsibilities with Thoma Bravo.

On March 24, 2020, we entered into an advisory services agreement with Thoma Bravo, pursuant to which the Company engaged Thoma Bravo as a financial, transactional and management consultant. Under the services agreement, and to the extent permitted under the Credit Agreement, we must reimburse the travel expenses and out-of-pocket fees and expenses in performing the ongoing services. We paid $                 pursuant to the reimbursement provision in 2020. The advisory services agreement will be terminated in connection with this offering.

Employment of a Family Member

The spouse of Mitch Benson, our Chief Product Officer, is an employee of the Company. Mr. Benson has been an employee of the Company since 2014 and our Chief Product Officer since August 2019. His spouse, Ms. Tara Gunther, has been an employee of the Company since 2014. Her 2020 base salary and short-term incentive award was approximately $209,000 in the aggregate. Ms. Gunther held RSUs that were converted into cash awards in the Take-Private Transaction with a value of approximately $102,000 that vested in 2020, and was granted a 2020 target long-term incentive award with a value of approximately $133,000. She also received benefits generally available to all employees. The compensation for Ms. Gunther was determined in accordance with our standard employment and compensation practices applicable to employees with similar responsibilities and positions.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Thoma Bravo that provides Thoma Bravo the right to designate nominees for election to our Board for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock that it owns as of the completion of this offering. Thoma Bravo may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide Thoma Bravo the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock beneficially owned by Thoma Bravo upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization, or such amount of shares, as adjusted (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; and (v)                  director for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount. In each case, Thoma Bravo’s nominees must comply with applicable law and stock exchange rules. In addition, Thoma Bravo shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Thoma Bravo’s beneficial ownership at such time. Thoma Bravo shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Thoma Bravo. This agreement will terminate at such time as Thoma Bravo owns less than          % of the Original Amount.

Registration Rights Agreement

We will enter into a registration rights agreement with Thoma Bravo in connection with this offering. Thoma Bravo will be entitled to request that we register Thoma Bravo’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Thoma Bravo will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Thoma Bravo’s expenses in connection with Thoma Bravo’s exercise of these rights. The registration rights described in this paragraph will apply to (i) shares of our common stock held by Thoma Bravo and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights will also be for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Thoma Bravo and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Credit Facilities

On March 24, 2020 (which, for purposes of this section, will be referred to as the “Closing Date”) we entered into a Credit Agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers, which we refer to as the Credit Agreement.

The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775.0 million, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70.0 million (the “Incremental Term Loan”). The Initial Term Loan and the Incremental Term Loan are referred to herein as the Term Loan. The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50.0 million (the “Revolving Credit Facility”, which together with the “Term Loan”, we refer to as the “Credit Facilities”). The Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit. As of                 , 2021, we had outstanding borrowings of $                 million of the Term Loan, $                 million of outstanding borrowings under our Revolving Credit Facility and $                 outstanding under letters of credit, respectively. The Term Loan matures on March 24, 2026. Borrowings under the Revolving Credit Facility mature on March 24, 2026.

Amortization, Interest Rates and Fees

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the aggregate original principal amount of the Term Loan.

Until the last day of the fourth full fiscal quarter ending after the Closing Date (the “Pricing Grid Date”), the Credit Facility bears interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor.

On the Pricing Grid Date, and on the last day of each of the five (5) full fiscal quarters immediately following the Pricing Grid Date, we have the option to (i) retain the applicable margins set forth above, through but not including the last day of the next fiscal quarter or (ii) switch to the applicable margins set forth in the grid below (in each case, a “Pricing Grid Election”); provided, that no such Pricing Grid Election shall be made unless the pro forma total net leverage ratio is less than or equal to 6.50 to 1.00 (except for the mandatory conversion made on the Mandatory Conversion Date). Further, beginning on the last day of the tenth (10th) full fiscal quarter ending after the Closing Date (such date, the “Mandatory Conversion Date”), the applicable margins shall be determined as set forth in the grid below.

Pricing Level From Highest to Lowest	Total Net Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
I	Greater than 6.50:1.00	7.00%	6.00%

II	Less than or equal to 6.50:1.00 but greater than 6.00:1.00	6.00%	5.00%

III	Less than or equal to 6.00:1.00 but greater than or equal to 5.00:1.00	5.75%	4.75%

IV	Less than 5.00:1.00	5.50%	4.50%

In addition to paying interest on loans outstanding under the Term Loan and the Revolving Credit Facility, we are required to pay a commitment fee of up to 0.50% per annum of unused commitments under the Revolving Credit Facility. We are also required to pay letter of credit fees on a per annum basis equal to the daily maximum amount available to be drawn under each letter of credit multiplied by the applicable margin for Eurodollar loans under the Revolving Credit Facility. We are required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or Term Loan at any time, in whole or in part, subject to minimum amounts, and, with respect to the Revolving Credit Facility only, to subsequently reborrow amounts prepaid. In connection with prepayments of the Term Loan pursuant to a voluntary prepayment or mandatory prepayments of certain debt issuances, certain asset sales (solely in respect of a sale of all or substantially all of the assets of the loan parties and their subsidiaries) and upon acceleration of the maturity date, we are required to pay (1) a 3.00% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan prior to the twelve month anniversary of the Closing Date; (2) a 1.50% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan following the twelve month anniversary of the Closing Date through the twenty-four month anniversary of the Closing Date; (3) a 0.75% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan following the twenty-four month anniversary of the Closing Date through the thirty-six month anniversary of the Closing Date; and (4) 0.00% thereafter. With respect to the Revolving Credit Facility, prepayments are without premium or penalty.

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loan (i) with a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our total net leverage ratio, (ii) with 100% of the net cash proceeds of certain asset sales and dispositions, subject to certain reinvestment rights, and (iii) with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions. Proceeds from the sales of the assets constituting our “Bridge” employee development and engagement platform must be applied to prepay the Term Loan in an amount equal to the lesser of (i) 100% of such net cash proceeds and (ii) the amount required to cause our LQA recurring revenue gross leverage ratio to be less than or equal to 2.70 to 1.00.

Guarantees

Subject to certain exceptions, all obligations under the Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by Instructure Intermediate Holdings III, LLC and its current and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries) (the “Guarantors”).

Security

Our obligations and the obligations of the Guarantors under the Credit Facilities are secured by first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each Guarantor’s direct domestic subsidiaries, as well as 65% of the equity interests of certain first-tier foreign subsidiaries held by us and each Guarantor and (ii) substantially all of our and each Guarantor’s tangible and intangible assets, in each case subject to other exceptions.

Certain Covenants

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur liens or additional debt;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year;

•	change our lines of business; and

•	issue or repurchase capital stock.

In addition, the terms of the Credit Agreement include financial covenants which require that (i) prior to a Pricing Grid Election, at the end of each fiscal quarter, the LQA recurring revenue net leverage ratio does not exceed 3.30 to 1.00 (with steps down to 2.80 to 1.00 for each quarter from June 30, 2020 through June 30, 2022), (ii) prior to a Pricing Grid Election, we maintain a minimum liquidity of at least $20.0 million, and (iii) following a Pricing Grid Election, at the end of each fiscal quarter, the total net leverage ratio does not exceed 10.00 to 1.00 (with steps down to 6.50 to 1.00 for each quarter from June 30, 2021 through December 31, 2024 (and thereafter)).

Events of Default

The Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants (including the financial covenants); specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and                  shares of undesignated preferred stock, par value $         per share. As of                     , 2021, we had              shares of common stock outstanding held by              stockholders of record,              shares of preferred stock outstanding, and              shares of common stock issuable upon exercise of outstanding stock options. After consummation of this offering and the use of proceeds therefrom, we expect to have              shares of our common stock outstanding, assuming no exercise by the underwriters of their over-allotment option, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Stockholder Action by Written Consent

Our certificate of incorporation will preclude stockholder action by written consent at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the Chair of our Board; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our Board or the Chair of our Board at the request of Thoma Bravo. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board;

provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Thoma Bravo. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Thoma Bravo pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least     % in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least     % in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least     % (as opposed to a majority threshold that would apply if Thoma Bravo beneficially owns, in the aggregate,     % or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a % supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a % supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Thoma Bravo, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Thoma Bravo or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Thoma Bravo or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 . The transfer agent’s address is                  and its phone number is                 .

Listing

We have applied to list our common stock on the                  under the symbol “                .”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                     , 2021, we will have              outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their over-allotment option.

Of the                  shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                  shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2021 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other stockholders and option holders owning substantially all of our common stock and options to acquire common stock, have agreed that, without the prior written consent of                  on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement that we will enter into with Thoma Bravo in connection with this offering, we will grant Thoma Bravo the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Thoma Bravo or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent      % of our outstanding common stock after this offering, or      % if the underwriters exercise their over-allotment option.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on                  during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own or have owned (actually or constructively) more than five percent of our capital stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken in account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts generally will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of the dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate); additionally a Non-U.S. Holder will be required to update such forms and certifications from time to time as required by law. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above if the Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States; additionally the Non-U.S. Holder will be required to update such forms and certifications from time to time as required by law.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC, on any applicable determination date, the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other business assets.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of distributions on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers by a Non-U.S. Holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such holder is a United States person, payments of distributions or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) if the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                  per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on                  under the trading symbol “                ”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that

Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Thoma Bravo. Kirkland & Ellis LLP represents entities affiliated with Thoma Bravo in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2020 (Successor) and 2019 (Predecessor), and for the period from April 1, 2020 through December 31, 2020 (Successor), January 1, 2020 through March 31, 2020 (Predecessor) and the year ended December 31, 2019 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, to the extent indicated in their report thereon appearing elsewhere herein, and have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.instructure.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Instructure, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Instructure, Inc. (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of Accounting Standards Update (ASU) No. 2016-02

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

Salt Lake City, Utah

February 28, 2020

INSTRUCTURE, INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except per share data)

December 31,
2019
Assets
Current assets:
Cash and cash equivalents	$101,236
Short-term marketable securities	15,584
Accounts receivable—net of allowance of $871 at December 31, 2019	38,029
Prepaid expenses	9,809
Deferred commissions	10,256
Other current assets	8,211

Total current assets	183,125
Property and equipment, net	28,076
Right-of-use assets	36,514
Goodwill	69,614
Intangible assets, net	32,513
Noncurrent prepaid expenses	4,558
Deferred commissions, net of current portion	12,303
Other assets	797

Total assets	$367,500

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$14,619
Accrued liabilities	11,142
Lease liabilities	6,554
Deferred revenue	145,045

Total current liabilities	177,360
Deferred revenue, net of current portion	2,710
Lease liabilities, net of current portion	41,793
Other long-term liabilities	80

Total liabilities	221,943

Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value of $0.0001 per share; 10,000 shares authorized as of December 31, 2019; no shares issued and outstanding as of December 31, 2019	—
Common stock, par value of $0.0001 per share; 200,000 shares authorized as of December 31, 2019; 38,257 shares issued and outstanding as of December 31, 2019	3
Additional paid-in capital	493,795
Accumulated deficit	(348,241)

Total stockholders’ equity	145,557

Total liabilities and stockholders’ equity	$367,500

See accompanying notes.

INSTRUCTURE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

Year Ended December 31,
2019
Revenue:
Subscription and support	$236,241
Professional services and other	22,232

Total revenue	258,473

Cost of revenue:
Subscription and support	64,170
Professional services and other	18,656

Total cost of revenue	82,826

Gross profit	175,647

Operating expenses:
Sales and marketing	121,643
Research and development	83,526
General and administrative	56,471

Total operating expenses	261,640

Loss from operations	(85,993)

Other income (expense):
Interest income	1,795
Interest expense	(16)
Other expense, net	(225)

Total other income, net	1,554

Loss before income tax benefit	(84,439)
Income tax benefit	3,620

Net loss	$(80,819)
Net loss per common share, basic and diluted	$(2.19)

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	36,892

See accompanying notes.

INSTRUCTURE, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(in thousands)

Year Ended December 31,
2019
Net loss	$(80,819)
Other comprehensive income:
Net change in unrealized gains on marketable securities	8

Comprehensive loss	$(80,811)

See accompanying notes.

INSTRUCTURE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock, $0.0001 Par Value		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balances at December 31, 2018	35,386	$3	$395,865	$(8)	$(267,422)	$128,438
Exercise of common stock options	701	—	6,601	—	—	6,601
Vesting of restricted stock units	1,387	—	—	—	—	—
Purchase of ESPP shares	189	—	6,267	—	—	6,267
Stock-based compensation	—	—	58,287	—	—	58,287
Issuance of common stock for acquisitions	666	—	30,012	—	—	30,012
Unrealized gain on marketable securities	—	—	—	8	—	8
Shares withheld for tax withholding on vesting of restricted stock	(72)	—	(3,237)	—	—	(3,237)
Net loss	—	—	—	—	(80,819)	(80,819)

Balances at December 31, 2019	38,257	$3	$493,795	$—	$(348,241)	$145,557

See accompanying notes.

INSTRUCTURE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Year Ended December 31,
2019
Operating Activities:
Net loss	$(80,819)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	10,642
Amortization of intangible assets	9,335
Amortization of deferred financing costs	9
Stock-based compensation	56,512
Other	(656)
Changes in assets and liabilities:
Accounts receivable, net	(2,217)
Prepaid expenses and other assets	(6,836)
Deferred commissions	(2,679)
Right-of-use assets	2,716
Accounts payable and accrued liabilities	13,039
Deferred revenue	22,166
Lease liabilities	(2,362)
Other liabilities	11

Net cash provided by operating activities	18,861

Investing Activities:
Purchases of property and equipment	(10,243)
Proceeds from sale of property and equipment	103
Purchases of marketable securities	(28,259)
Maturities of marketable securities	63,000
Sale of marketable securities	8,786
Business acquisitions, net of cash received	(54,963)

Net cash used in investing activities	(21,576)

Financing Activities:
Proceeds from issuance of common stock from employee equity plans	12,868
Shares repurchased for tax withholdings on vesting of restricted stock	(3,237)

Net cash provided by financing activities	9,631

Net increase in cash and cash equivalents	6,916
Cash and cash equivalents, beginning of period	94,320

Cash and cash equivalents, end of period	$101,236

Supplemental cash flow disclosure:
Cash paid for taxes	$247
Non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$316
Issuance of common stock for acquisitions	$30,012
Consideration not yet paid in connection with the acquisition of Portfolium, net	$50

See accompanying notes.

INSTRUCTURE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Organization

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need—a next-generation Learning Management System, robust assessments for learning, actionable analytics, and engaging, dynamic content. We offer our learning platform through a Software-as-a-Service, or SaaS, business model. We were incorporated in the state of Delaware in September 2008. We are headquartered in Salt Lake City, Utah, and have wholly-owned subsidiaries in the United Kingdom, or the U.K., Australia, the Netherlands, Hong Kong, Sweden, Brazil, Mexico and Hungary.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates, which we evaluate on an on-going basis, include allowances for doubtful accounts, useful lives for property and equipment and intangible assets, valuation of marketable securities, valuation allowances for net deferred income tax assets, valuation of stock-based compensation and common stock, the fair value of the contingent liability, the standalone selling price of performance obligations and the determination of the period of benefit for deferred commissions. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable.

Operating Segments

We operate in a single operating segment, cloud-based learning management, assessment and performance systems. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision makers, or CODMs, which are our chief executive officer and chief financial officer, in deciding how to allocate resources and assess performance. Our CODMs evaluate our financial information and resources and assess the performance of these resources on a consolidated basis. Since we operate in one operating segment, all required financial segment information can be found on the consolidated financial statements.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock and restricted stock units are considered to be common stock equivalents.

A reconciliation of the denominator used in the calculation of basic and diluted net loss per share is as follows (in thousands, except per share amounts):

Year Ended December 31,
2019
Numerator:
Net loss	$(80,819)

Denominator:
Weighted-average common shares outstanding—basic	36,892

Total weighted-average common shares outstanding—basic	36,892

Dilutive effect of share equivalents resulting from stock options and unvested restricted stock awards	—

Weighted-average common shares outstanding-diluted	36,892

Net loss per common share	$(2.19)

For the year ended December 31, 2019, we incurred a net loss and, therefore, the effect of our outstanding options to purchase common stock and restricted stock units were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive. The following table contains share totals with a potentially dilutive impact (in thousands):

Year Ended December 31,
2019
Options to purchase common stock	601
Restricted stock units	2,584
Employee stock purchase plan	14

Total	3,199

Concentration of Credit Risk, Significant Customers and International Operations

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivable. We deposit cash with high credit quality financial institutions, which at times, may exceed federally insured amounts. We have not experienced any losses on our deposits. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral from our customers. We review the expected collectability of accounts receivable and record an allowance for doubtful accounts receivable for amounts that we determine are not collectible.

There were no customers with revenue as a percentage of total revenue exceeding 10% for the period presented.

As of December 31, 2019, our largest customers’ outstanding net accounts receivable balance as a percentage of the total outstanding net accounts receivable balance represented 8.4%. There were no other customers with outstanding net accounts receivable balances as a percentage of the total outstanding net accounts receivable balance greater than 10% as of December 31, 2019.

In 2014, we began international operations. Because our long-term growth strategy involves further expansion of our sales to customers outside of the United States, our business will be susceptible to risks associated with international operations. Refer to Note 7— Geographic Data and Revenue for details.

Cash and Cash Equivalents

We consider all short-term highly liquid investments purchased with original maturities of three months or less at the time of acquisition to be cash equivalents.

Marketable Securities

We hold investments in marketable securities, consisting of corporate debt securities and commercial paper. We classify our marketable securities as available-for-sale investments as we neither buy and hold securities for the purpose of selling them in the near future nor intend to hold securities to maturity. We classify our marketable securities as short term on the consolidated balance sheet for all purchased investments with contractual maturities that are less than one year as of the balance sheet date. Our marketable securities are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income in stockholders’ equity. Unrealized losses are charged against other income, net when a decline in fair value is determined to be other-than-temporary. We have not recorded any such impairment charge in the period presented. We determine realized gains or losses on sale or maturity of marketable securities on a specific identification method, and record such gains or losses as other income, net.

Accounts Receivable

Accounts receivable are carried at the original invoiced amount less an allowance for doubtful accounts based on the probability of future collection. When management becomes aware of circumstances that may decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to the amount that management reasonably believes will be collected. For all other customers, management determines the adequacy of the allowance based on historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific accounts. Account balances are written off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously written off are recorded when payment is received. The balance of unbilled receivables as of December 31, 2019 was $2,060,000.

The following is a roll-forward of our allowance for doubtful accounts (in thousands):

	Balance Beginning of Period	Charged to Costs or Expenses	Deductions(1)	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2019	$1,092	$377	$(598)	$871

(1)	Deductions include actual accounts written-off, net of recoveries and revaluations.

Property and Equipment and Intangible Assets

Property and equipment are stated at cost less accumulated depreciation. Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized.

Repairs and maintenance costs that do not extend the useful life or improve the related assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or over the related lease terms (if shorter). The estimated useful life of each asset category is as follows:

Estimated Useful Life
Computer and office equipment	2-3 years
Purchased software	2-3 years
Furniture and fixtures	2-5 years
Capitalized software development costs	3 years
Leasehold improvements and other	lesser of lease term or useful life (2-10 years)

Certain costs incurred to develop software applications used in the learning platform are capitalized and included in property and equipment, net on the balance sheet. Capitalizable costs consist of (1) certain external direct costs of materials and services incurred in developing or obtaining internal-use software; and (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage, or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs, are expensed as incurred. Costs that cannot be separated between the maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Costs incurred during the application development stage that significantly enhance and add new functionality to the learning platform are capitalized as capitalized software development costs. Capitalization begins when: (1) the preliminary project stage is complete; (2) management with the relevant authority authorizes and commits to the funding of the software project; (3) it is probable the project will be completed; (4) the software will be used to perform the functions intended; and (5) certain functional and quality standards have been met.

Acquired finite-lived intangibles are amortized on a straight-line basis over the estimated useful life of the asset, which is generally five years.

When there are indicators of potential impairment, we evaluate recoverability of the carrying values of property and equipment and intangible assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds our estimated undiscounted future net cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset exceeds the fair value of the asset. We did not incur any impairment charges during the period presented.

Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) using the modified retrospective approach with the effective date as of the date of initial application. We enter into operating lease arrangements for real estate assets related to office space. The Company determines if an arrangement contains a lease at its inception by assessing whether there is an identified asset and whether the arrangement conveys the right to control the use of the identified asset in exchange for consideration. Operating leases are included as right-of-use assets and lease liabilities in the consolidated balance sheet. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.

Lease payments consist of the fixed payments under the arrangements. Variable costs, such as maintenance and utilities based on actual usage, are not included in the measurement of right-of-use assets and lease liabilities but are expensed when the event determining the amount of variable consideration to be paid occurs. As the implicit rate of the Company’s leases is not determinable, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in the determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company generally uses the non-cancellable lease term when recognizing the right-of-use assets and lease liabilities unless it is reasonably certain that a renewal option or termination option will be exercised. The Company accounts for lease components and non-lease components as a single lease component.

Leases with a term of twelve months or less are not recognized on the consolidated balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

Fair Value

Our short-term financial instruments include accounts receivable, accounts payable and accrued liabilities and are carried on the consolidated financial statements as of December 31, 2019 at amounts that approximate fair value due to their short-term maturity dates.

Goodwill

Goodwill represents the excess cost of the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: (1) significant underperformance relative to historical or projected future operating results; (2) significant changes in our use of acquired assets or the strategy of our overall business; (3) significant negative industry or economic trends; and (4) a significant decline in our stock price for a sustained period. We operate under one reporting unit and, as a result, evaluate goodwill impairment based on our fair value as a whole. Our current year impairment test did not result in any impairment of the goodwill balance. We did not recognize an impairment charge in the period presented. We have no other intangible assets with indefinite useful lives.

Change in Fair-Value of Contingent Liability

We remeasure the estimated carrying value of the contingent liability each quarter, with any changes in the estimated fair value recorded within general and administrative expense on the statements of operations. The fair value is determined using significant unobservable inputs with a Monte Carlo simulation model. As of January 1, 2019, the carrying amount was $20,000, which was accrued in other long-term liabilities in connection with the estimated contingent liability associated with the acquisition of Practice. During 2019, we did not observe a significant change in Practice bookings and, therefore, we wrote-off the remaining balance.

Revenue Recognition

We adopted Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers as of January 1, 2018. We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services. Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We determined revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Subscription and Support

Subscription and support revenue is derived from fees from customers to access our learning platform and support beyond the standard support that is included with all subscriptions. The terms of our subscriptions do not provide customers the right to take possession of the software. Subscription and support revenue is generally recognized on a ratable basis over the contract term. Payments from customers are primarily due annually in advance.

Professional Services and Other

Professional services revenue is derived from implementation, training, and consulting services. Our professional services are typically considered distinct from the related subscription services as the promise to transfer the subscription can be fulfilled independently from the promise to deliver the professional services (i.e., customer receives standalone functionality from the subscription and the customer obtains the intended benefit of the subscription without the professional services). Professional services revenue is typically recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

Contracts with Multiple Performance Obligations

Many of our contracts with customers contain multiple performance obligations. We account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis. We determine the standalone selling prices based on our overall pricing objectives by reviewing our significant pricing practices, including discounting practices, geographical locations, the size and volume of our transactions, the customer type, price lists, our pricing strategy, and historical standalone sales. Standalone selling price is analyzed on a periodic basis to identify if we have experienced significant changes in our selling prices.

Deferred Commissions

Sales commissions earned by our sales force, as well as related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally four years. We determined the period of benefit by taking into consideration our customer contracts, our technology and other factors. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statement of operations.

Deferred Revenue

Deferred revenue consists of billings and payments received in advance of revenue recognition generated by our subscription and support services and professional services and other, as described above. ASC 606 introduced the concept of contract liabilities, which is substantially similar to deferred revenue under previous accounting guidance.

Cost of Revenue

Cost of subscription revenue consists primarily of our managed hosting provider and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our operations and customer support teams, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities and costs related to information technology, or IT.

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, travel, bonuses and stock-based compensation, as well as allocated overhead costs.

Service Availability Warranty

We warrant to our customers: (1) that commercially reasonable efforts will be made to maintain the online availability of the platform for a minimum availability in a trailing 365-day period (excluding scheduled outages, standard maintenance windows, force majeure, and outages that result from any technology issue originating from any customer or user); (2) the functionality or features of the platform may change but will not materially degrade during any paid term; and (3) that support may change but will not materially degrade during any paid term. To date, we have not experienced any significant losses under these warranties.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising expenses totaled $12,524,000 for 2019.

Stock-Based Compensation

The Company accounts for all stock options and awards granted to employees and nonemployees using a fair value method. Stock-based compensation is recognized as an expense and is measured at the fair value of the award. The measurement date for employee awards is generally the date of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition. Forfeitures are accounted for as they occur.

We use the market closing price of the common stock of Instructure, Inc. as reported on the New York Stock Exchange for the fair value of restricted stock units (“RSUs”) granted.

We use the Black-Scholes option pricing model to determine the fair value of stock options issued to our employees, as well as purchase rights issued to employees under our 2015 Employee Stock Purchase Plan, or the 2015 ESPP. The Black-Scholes option pricing model is affected by the unit price and a number of assumptions, including the award’s expected life, risk-free interest rate, the expected volatility of the underlying stock and expected dividends.

These assumptions are estimated as follows:

•	Fair Value of Our Common Stock. We rely on the closing price of our common stock as reported by the New York Stock Exchange on the date of grant to determine the fair value of our common stock.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•

Expected Term. We estimate the expected term for stock options using the simplified method due to the lack of historical exercise activity for our company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award. For the 2015 ESPP, we use an expected term of 0.5 years to match the offering period.

•

Volatility. We estimate the price volatility factor based on the historical volatilities of our comparable companies as we do not have a sufficient trading history for our common stock. To determine our comparable companies, we consider public enterprise cloud-based application providers and select those that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation. For the 2015 ESPP, we use the trading history of our own common stock to determine expected volatility.

•	Expected Dividend Yield. We have not paid and do not expect to pay dividends for the foreseeable future.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in a foreign currency are revalued into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense accounts are revalued on the date of the transaction using the exchange rate in effect on the transaction date. Non-monetary assets, liabilities, and equity transactions are converted at historical exchange rates in effect at the time of the transaction. Foreign currency transaction gains and losses are recorded in other income, net. During 2019, a net foreign currency transaction gain of $331,000 was recorded on the consolidated statement of operations.

Research and Development

With the exception of capitalized software development costs, research and development costs are expensed as incurred.

Risks and Uncertainties

We are subject to all of the risks inherent in an early stage business. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, dependence on the development of new services, unfavorable economic and market conditions, changes in level of demand for our services, and the timing of new application introductions. If we fail to anticipate or to respond adequately to technological developments in our industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of services, our business could be harmed.

Income Taxes

Deferred tax assets and liabilities are accounted for using the asset and liability method and represent the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2019, the majority of our deferred tax assets were offset by a valuation allowance. We recognize interest and penalties as a component of income tax expense.

Recent Accounting Pronouncements

Adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Topic 842, which establishes a comprehensive new lease accounting model. Under the new guidance, at the commencement date, lessees are required to recognize a lease liability with a corresponding right-of-use asset.

On January 1, 2019, the Company adopted Topic 842 using the modified retrospective approach with the effective date as of the date of initial application. Consequently, results for the year ended December 31, 2019 are presented under Topic 842. The Company elected to apply the package of practical expedients to not reassess under the new standard prior conclusions about lease identification, lease classification, and initial direct costs in relation to its leases in effect as of January 1, 2019. The Company also elected the practical expedient allowing the use of hindsight in determining the lease term and assessing impairment of right-of-use assets based on all facts and circumstances through the effective date of the new standard.

Adoption of the new standard resulted in recording operating lease right-of-use assets and operating lease liabilities of approximately $34,726,000 and $46,205,000, respectively, in our consolidated balance sheet as of January 1, 2019. Adoption of the standard did not have an impact on the Company’s beginning accumulated deficit, results from operations or cash flows.

Effective January 1, 2019, the Company adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of current stock compensation recognition standards to include share-based payment transactions for acquiring goods and services from nonemployees. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

Effective January 1, 2019, the Company early adopted ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”) using a prospective approach. This guidance aligns the accounting for implementation costs related to a hosting arrangement that is a service contract with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

Issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses, a new standard to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will require the use of a forward-looking expected credit loss model for accounts receivables, loans and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The standard will be effective for us beginning January 1, 2020. We have completed our analysis of the impact of this guidance and the adoption of this standard will not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard will be effective for us beginning January 1, 2021. We are evaluating the impact of adopting this new accounting guidance on our consolidated financial statements.

2. Property and Equipment

Property and equipment consisted of the following (in thousands):

December 31,
2019
Computer and office equipment	$7,503
Purchased software	1,071
Capitalized software development costs	27,420
Furniture and fixtures	5,184
Leasehold improvements and other	18,708

59,886
Less accumulated depreciation and amortization	(31,810)

Total	$28,076

Accumulated amortization for capitalized software development costs was $14,314,000 at December 31, 2019. Amortization expense for capitalized software development costs for the year ended December 31, 2019 was $6,021,000, and is recorded within subscription and support cost of revenue on the consolidated statement of operations.

3. Acquisition

On February 21, 2019 and April 5, 2019, we acquired all outstanding shares of Portfolium and MasteryConnect, respectively, for the purpose of enhancing our learning management system and human capital management offerings. We have included the operating results of the business combinations in our consolidated financial statements since the date of the acquisitions. The acquisitions did not have a material effect on our revenue or earnings in the consolidated statement of operations for the reporting period presented.

The following table summarizes the estimated fair values of the consideration transferred, assets acquired and liabilities assumed as of the date of the Portfolium acquisition (in thousands):

Consideration transferred
Cash paid(2)	$25,552
Common stock	17,133
Fair value of assumed Portfolium awards attributable to pre-combination services	715

Total purchase consideration	$43,400

Identifiable assets acquired
Cash	$604
Accounts receivable	273
Other assets	31
Intangible assets: developed technology	10,016
Intangible assets: customer relationships	8,560
Intangible assets: trade name	2,710

Total assets acquired	$22,194

Liabilities assumed
Accounts payable and accrued liabilities	$115
Deferred revenue	1,535
Deferred tax liability, net(1)	3,911

Total liabilities assumed	$5,561

Goodwill(1)(2)	26,767

Total purchase consideration	$43,400

(1)

During the second quarter of 2019, an adjustment of $1,199,000 was made to the provisional deferred tax liability. During the fourth quarter of 2019, an offsetting adjustment of $280,000 was made to the deferred tax liability, with a corresponding reduction to goodwill, upon finalizing and filing the Portfolium tax return.

(2)

During the third quarter of 2019, we recorded a $330,000 reduction to the provisional cash consideration, with a corresponding reduction to goodwill, as a result of finalizing a working capital adjustment.

The following table summarizes the estimated fair values of the consideration transferred, assets acquired and liabilities assumed as of the date of the MasteryConnect acquisition (in thousands):

Consideration transferred
Cash paid	$32,462
Common stock	12,163

Total purchase consideration	$44,625

Identifiable assets acquired
Cash	$2,396
Accounts receivable	495
Other assets	1,919
Intangible assets: developed technology	9,191
Intangible assets: customer relationships	4,453
Intangible assets: trade name	656

Total assets acquired	$19,110

Liabilities assumed
Accounts payable and accrued liabilities	$936
Deferred revenue	3,384
Deferred tax liability, net(1)	659

Total liabilities assumed	$4,979

Goodwill(1)	30,494

Total purchase consideration	$44,625

(1)

During the fourth quarter of 2019, an adjustment of $57,000 was made to the deferred tax liability, with a corresponding reduction to goodwill, upon finalizing and filing the MasteryConnect tax return.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, none of which is expected to be deductible for tax purposes. The goodwill generated from these transactions is attributable to the expected synergies to be achieved upon consummation of the business combinations and the assembled workforce values. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. Developed technology represents the estimated fair value of the acquired existing technology and is being amortized over its estimated remaining useful life of five years. Amortization of developed technology is included in subscription and support cost of revenue expenses in the accompanying consolidated statement of operations. Customer relationships represent the estimated fair value of the acquired customer bases and are amortized over the estimated remaining useful life of four years. The trade names acquired are amortized over the estimated remaining useful life of four years. Amortization of customer relationships and trade names is included in sales and marketing expenses in the accompanying consolidated statement of operations. The net deferred tax liability from these acquisitions provided a source of additional income to support the realizability of our pre-existing deferred tax assets and as a result, we released a portion of our valuation allowance. This resulted in an income tax benefit of $4,570,000 and an increase to goodwill of the same amount.

The unaudited pro forma financial information in the table below summarizes the combined results of operations for Instructure, MasteryConnect and Portfolium as if the companies were combined as of January 1, 2019. The unaudited pro forma financial information as presented below is for illustrative purposes and does not purport to represent what the results of operations would actually have been if the business combinations occurred as of the date indicated or what the results would be for any future periods.

Year Ended December 31,
2019
(in thousands)
Pro forma revenue	$261,957
Pro forma net loss(1)	(88,519)
Pro forma net loss per common share, basic and diluted	$(2.40)

(1)	Pro forma net loss excludes the deferred income tax benefit from business combination in the amount of $4,570,000 for the year ended December 31, 2019.

4. Goodwill and Intangible Assets

Goodwill was $69,614,000 as of December 31, 2019.

Intangible assets consisted of the following (in thousands):

	Weighted- Average Remaining Useful Life	December 31,
		2019
Domain names	0 Months	$1,268
Trademarks	0 Months	120
Software	3 Months	620
Capitalized learning content	22 Months	400
Trade names	29 Months	3,686
Developed technology	41 Months	24,527
Customer relationships	29 Months	15,923
Accumulated amortization		(14,031)

Total		$32,513

Amortization expense for intangible assets was $9,335,000 for the year ended December 31, 2019. Amortization expense for capitalized learning content and developed technology is recorded within cost of revenue on the consolidated statement of operations.

Based on the recorded intangible assets at December 31, 2019, estimated amortization expense is expected to be as follows (in thousands):

Years Ending December 31,	Amortization Expense
2020	$10,322
2021	9,186
2022	7,936
2023	4,446
2024	623

Total	$32,513

5. Marketable Securities

Our investment policy is consistent with the definition of available-for-sale securities. We do not buy and hold securities principally for the purpose of selling them in the near future nor do we intend to hold securities to maturity. Rather, our policy is focused on the preservation of capital, liquidity and return. From time to time, we may sell certain securities but the objectives are generally not to generate profits on short-term differences in price.

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis (in thousands).

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$11,585	$1	$—	$11,586
Government treasury bills	3,999	—	(1)	3,998

	$15,584	$1	$(1)	$15,584

There were no gross realized gains or losses from the sale or maturity of marketable securities during 2019.

During 2019, we recognized gross interest income on securities of $621,000. Net accretion income was $480,000 during 2019, and was reported within interest income on the consolidated statement of operations.

The estimated fair value of investments by contractual maturity is as follows (in thousands):

December 31,
2019
Due within one year	$15,584

Total	$15,584

6. Credit Facility

In November 2012, we entered into a loan and security agreement with a financial institution, or the credit facility, allowing us to incur revolver borrowings of up to $7.0 million, or such lesser amount equal to a percentage of our monthly contracted recurring revenue. Interest on borrowings accrued at a rate equal to the prime rate plus 1.25% to 3.75%, with the exact interest rate determined by reference to a specified operating metric. Accrued interest is payable monthly on the first day of each month with all outstanding borrowings payable on the maturity date. In addition to an upfront facility fee, we are obligated to pay the lender a fee, payable quarterly in arrears, in an amount equal to 0.25% of the average unused portion of the available borrowings.

The credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, change our business, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The agreement also includes a financial covenant requiring the achievement of minimum bookings on a trailing three-month basis, tested monthly. During the continuance of an event of default, the financial institution may accelerate amounts outstanding, terminate the credit facility, and foreclose on the collateral. Amounts borrowed under the credit facility are secured by a first priority security interest in substantially all of our assets other than intellectual property and more than 65% of the capital stock of any of our foreign subsidiaries.

In June 2017, we entered into a second amended and restated loan and security agreement for a period of 12 months. The aggregate revolver borrowings were $15.0 million (subject to increase to $35.0 million, based on the borrowings base calculation) through its maturity date in June 2018.

In June 2018, we entered into a second amendment to the second amended and restated loan and security agreement to extend the maturity date for a period of 12 months. The aggregate revolver borrowings are $5.0 million (subject to increase to $35.0 million, based on the borrowing base calculation) so long as we are in compliance with all terms and conditions under the credit facility. Including a minimum adjusted quick ratio that is measured each quarter.

In June 2019, we entered into a third amendment to the second amended and restated loan and security agreement to extend the maturity date for a period of 12 months. The agreement provides for up to $5.0 million (subject to increase to $35.0 million, based on the borrowing base calculation) so long as we are in compliance with all terms and conditions under the credit facility. Availability is subject to a formula based upon a certain adjusted quick ratio. Advances under the credit facility accrue interest at a floating per year rate equal to the prime rate plus 0.5%. During the continuance of an event of default, the lender may accelerate amounts outstanding, terminate the credit facility, and foreclose on the collateral.

7. Geographic Data and Revenue

We have one operating segment, which is our learning platform. Revenue by geographic region, based on the physical location of the customer, is (in thousands):

Year Ended December 31,
2019
United States	$206,183
Foreign	52,290

Total revenue	$258,473

Percentage of revenue generated outside of the United States	20%

Deferred Revenue and Performance Obligations

During the year ended December 31, 2019, 45% of revenue recognized was included in our deferred revenue balance at the beginning of the period.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2019, approximately $505 million of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 74% of these remaining performance obligations over the next 24 months, with the balance recognized thereafter.

8. Deferred Commissions

Deferred commissions primarily consist of sales commissions that are capitalized as incremental contract origination costs and were $22,559,000 as of December 31, 2019. For the year ended December 31, 2019, amortization expense for deferred commissions was $11,919,000, and there was no impairment of deferred commissions.

9. Stockholders’ Equity

Common Stock

We had 200,000,000 shares of $0.0001 par value common stock authorized as of December 31, 2019. There were 38,257,326 common shares issued at December 31, 2019. There were no shares of common stock held in treasury at December 31, 2019. Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and if declared by the board of directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on the common stock through December 31, 2019.

Preferred Stock

Our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock. As of December 31, 2019, we had 10,000,000 shares of $0.0001 par value preferred stock authorized, of which no shares were issued or outstanding at December 31, 2019.

10. Stock-Based Compensation

The 2010 Equity Incentive Plan (the “2010 Plan”) was terminated in connection with our 2015 IPO, and accordingly no shares are available for issuance under the 2010 Plan. However, any outstanding options granted under the 2010 Plan will remain outstanding, subject to the terms of the 2010 Plan and stock options agreements, until such outstanding options are exercised or until they terminate or expire by their terms. The 2010 Plan provided for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock to our employees, officers, directors and outside consultants. As of December 31, 2019, 308,395 options to purchase common stock remained outstanding under the 2010 Plan.

In August 2015, our board of directors adopted the 2015 Equity Incentive Plan (the “2015 Plan”) and our stockholders approved the 2015 Plan in October 2015. The 2015 Plan became effective in connection with the 2015 IPO and provides for the grant of incentive stock options, nonqualified options, restricted stock units, stock appreciation rights, and shares of restricted stock. As of December 31, 2019, there were 7,491,786 shares of common stock authorized under the 2015 Plan. The 2015 Plan also provides that the number of shares reserved and available for issuance under the plan automatically increases each January 1, beginning on January 1, 2016 and continuing through and including January 1, 2025, by 4.5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capital structure. As of December 31, 2019, 2,583,736 RSUs remained outstanding under the 2015 Plan and there were 1,863,789 shares remaining for future grants. As of December 31, 2019, there were options to purchase 266,330 shares of common stock outstanding under the 2015 Plan.

As part of our acquisition of Practice, we assumed the Practice 2014 Plan. No shares are available for issuance under the Practice 2014 Plan; however, any outstanding options granted under the Practice 2014 Plan will remain outstanding and subject to the terms of that plan until exercised, terminated or expired by their terms. As of December 31, 2019, options to purchase 381 shares of common stock remained outstanding under the Practice 2014 Plan.

Additionally, as part of our acquisition of Portfolium, we assumed the Portfolium 2014 Plan. No shares are available for issuance under the Portfolium 2014 Plan; however, any outstanding options granted under the Portfolium 2014 Plan will remain outstanding and subject to the terms of that plan until exercised, terminated or expired by their terms. As of December 31, 2019, options to purchase 25,492 shares of common stock remained outstanding under the Portfolium 2014 Plan.

The board of directors determines the terms of each grant. Generally, options have a vesting period ranging from one to four years. Stock options have a ten-year contractual life. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events such as a change in control. Certain stock options provide for early exercise of unvested shares. All options were granted with an exercise price equal to or greater than the estimated fair value of our common stock at the date of grant. The fair value of the common stock that underlies the stock options has historically been determined by the board of directors based, in part, upon periodic valuation studies obtained from a third-party valuation firm. After the 2015 IPO, the fair value is determined by the market closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

In August 2015, our board of directors adopted the 2015 ESPP. Our stockholders approved the 2015 ESPP in October 2015, which became effective on the date of the 2015 IPO. A total of 333,333 shares of our common stock were initially reserved for issuance under the 2015 ESPP. The number of shares reserved for issuance will increase automatically each year, beginning January 1, 2016 through and including January 1, 2025 by the lesser of 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; 333,333 shares of common stock; or such lesser number as determined by our board of directors. As of December 31, 2019, there were 1,533,205 shares authorized under the 2015 ESPP. The plan allows eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. Our board of directors approves the 2015 ESPP offerings. Each offering need not be identical, but may not exceed 27 months and may specify one or more shorter purchase periods within the offering.

On each purchase date, eligible employees will purchase our stock at a price per share equal to 85% of the lesser of (1) the fair market value of our stock on the offering date or (2) the fair market value of our stock on the purchase date. During the year ended December 31, 2019, we issued 189,038 shares under the 2015 ESPP, with a weighted-average purchase price per share of $33.15. Total cash proceeds from the purchase of shares under the 2015 ESPP in 2019 was $6,316,955. As of December 31, 2019, 602,094 shares are reserved for future issuance under the 2015 ESPP.

The following table summarizes the assumptions relating to our stock options and 2015 ESPP purchase rights used in a Black-Scholes option pricing model:

Year Ended December 31,
2019
Employee Stock Options
Dividend yield	None
Volatility	44.24%
Risk-free interest rate	2.51%
Expected life (years)	5.1
Fair value of common stock	$42.78
Employee Stock Purchase Plan
Dividend yield	None
Volatility	29.69%—45.46%
Risk-free interest rate	1.62%—2.38%
Expected life (years)	0.5
Fair value of common stock	$38.14—$52.52

The following two tables show stock-based compensation expense by award type and where the stock-based compensation expense was recorded in our consolidated statements of operations (in thousands):

Year Ended December 31,
2019
Options	$1,997
Restricted stock units	53,991
Employee stock purchase plan	524

Total stock-based compensation	$56,512

Year Ended December 31,
2019
Subscription and support cost of revenue	$1,769
Professional services and other cost of revenue	2,111
Sales and marketing	15,098
Research and development	19,550
General and administrative	17,984

Total stock-based compensation	$56,512

The following table summarizes the stock option activity for the year ended December 31, 2019 (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2019	1,303	$14.09	6.5	$30,552
Granted	41	3.54
Exercised	(701)	9.42
Forfeited or cancelled	(42)	21.45

Outstanding at December 31, 2019	601	18.25	6.2	17,992

Vested and expected to vest—December 31, 2019	601	18.25	6.2	17,992
Exercisable at December 31, 2019	442	14.01	5.6	15,130

The follow table summarizes the activity of our unvested stock options for the year ended December 31, 2019 (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Grant Date Fair Value Per Share
Unvested at January 1, 2019	266	$16.89
Granted	41	21.27
Vested	(113)	20.88
Forfeited	(35)	12.87

Unvested at December 31, 2019	159	17.92

The weighted-average grant-date fair value of each option granted during 2019 was $21.27. The total intrinsic value of options exercised was $25,036,000 during 2019. The total fair value of options vested during 2019 was $2,380,000.

As of December 31, 2019, we had $2,672,000 of unrecognized stock-based compensation costs related to non-vested options that are expected to be recognized over a weighted-average period of 2.1 years.

As of December 31, 2019, we had $873,000 of unrecognized stock-based compensation expense related to our 2015 ESPP that is expected to be recognized over the remaining term of the current offering period through May 31, 2020.

RSUs vest upon achievement of their respective service conditions. As soon as practicable following each vesting date, we will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. The service condition is a time-based condition met over a vesting period, as determined by our board of directors, which generally ranges from one to four years. The total stock-based compensation expense expected to be recorded over the remaining life of outstanding RSUs is approximately $94,869,000 at December 31, 2019. That cost is expected to be recognized over a weighted-average period of 3.0 years as of December 31, 2019. As of December 31, 2019, there are 2,584,000 RSUs expected to vest with an aggregate intrinsic value of $124,562,000. The total fair value of RSUs vested was approximately $50,890,000 during 2019.

The activity for RSUs for the year ended December 31, 2019 is as follows (in thousands, except per share amounts):

	RSUs Outstanding
	Shares	Weighted- Average Grant Date Fair Value Per Share
Unvested and outstanding at January 1, 2019	1,690	$32.87
Granted	2,706	42.59
Vested	(1,388)	36.70
Cancelled	(424)	36.71

Unvested and outstanding at December 31, 2019	2,584	40.38

11. Income Taxes

Loss before provision for income taxes was as follows:

Year Ended December 31,
2019
(in thousands)
United States	$(82,751)
Foreign	(1,688)

Total	$(84,439)

The components of the benefit for income taxes were as follows:

Year Ended December 31,
2019
(in thousands)
Current:
Federal	$—
State	84
Foreign	771

Total	855

Deferred:
Federal	(4,560)
State	1
Foreign	84

Total	(4,475)

Benefit for income taxes	$(3,620)

The following reconciles the differences between income taxes computed at the federal statutory rate of 21% and the provision for income taxes:

Year Ended December 31,
2019
(in thousands)
Expected income tax benefit at the federal statutory rate	$(17,732)
State tax net of federal benefit	(7,011)
Stock-based compensation	(4,485)
Difference in foreign tax rates	2,336
Research and development credits	(3,079)
Change in valuation allowance	25,798
Other	553

Income tax benefit	$(3,620)

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities were as follows:

Year Ended December 31,
2019
(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$111,031
Research and development credits	10,838
Accruals and reserves	1,425
Depreciation and amortization	203
Lease liability	12,852
Stock-based compensation	2,783

Total deferred tax assets	139,132

Deferred tax liabilities:
Depreciation and amortization	(10,087)
Deferred commissions	(4,793)
Right of use asset	(9,671)
Capitalized costs	(3,530)

Total deferred tax liabilities	(28,081)

Valuation allowance	(111,691)

Net deferred tax liabilities	$(640)

At December 31, 2019, we had $111,031,000 in tax-effected federal, state and foreign net operating loss carryforwards that, if unused, begin expiring in 2020. Additionally, at December 31, 2019, we had $17,577,000 in income tax credits, consisting primarily of federal and state research and development tax credits. These tax credits, if unused, begin expiring in 2024.

We review all available evidence to evaluate our recovery of deferred tax assets, including our recent history of accumulated losses in all tax jurisdictions over the most recent three years as well as our ability to generate income in future periods. We have provided a valuation allowance against our U.S. net deferred tax assets as it is more likely than not that these assets will not be realized given the nature of the assets and the likelihood of future utilization.

The valuation allowance increased by $25,798,000 in 2019 due to the increase in the deferred tax assets primarily due to the increase in the net operating loss carryforwards.

U.S. income taxes on the undistributed earnings of our non-U.S. subsidiaries have not been provided for as we currently plan to indefinitely reinvest these amounts and have the ability to do so. Cumulative undistributed foreign earnings were not material at December 31, 2019.

We have federal net operating loss carryforwards of $393,602,000 at December 31, 2019, which expire at various dates through 2040.

We have federal research and development credit carryforwards of $13,270,000 at December 31, 2019 that expire at various dates through 2040. We also have state research and investment credit carryforwards of $4,300,000 that expire at various dates through 2034.

Uncertain Tax Positions

We account for uncertainty in income taxes using a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits:

Year Ended December 31,
2019
(in thousands)
Unrecognized benefit—beginning of the year	$4,027
Gross increases (decreases)—current period positions	2,125

Unrecognized benefit—end of period	$6,152

All of the unrecognized tax benefits decrease deferred tax assets with a corresponding decrease to the valuation allowance. None of the unrecognized tax benefits would affect our effective tax rate if recognized in the future.

We have elected to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties have been recorded through December 31, 2019.

We do not expect any significant change in our unrecognized tax benefits within the next 12 months.

We file tax returns in the United States, the U.K., Australia, the Netherlands, Hong Kong, Sweden, Hungary, Mexico, Brazil, China and various state jurisdictions. All of our tax years remain open to examination by major taxing jurisdictions to which we are subject, as carryforward attributes generated in past years may still be adjusted upon examination by the Internal Revenue Service or state and foreign tax authorities if they have or will be used in future periods.

12. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during 2019. There were no liabilities measured at fair value on a recurring basis at December 31, 2019. Assets measured at fair value on a recurring basis as of December 31, 2019, were as follows (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$63,534	$—	$—	$63,534
Corporate debt securities	—	11,586	—	11,586
U.S. Treasury bills	3,998	—	—	3,998

Total assets	$67,532	$11,586	$—	$79,118

The carrying amount of our cash, receivables, and payables approximates fair value because of the short-term nature of these items.

The following table sets forth a summary of the change in fair value adjustments for liabilities that are required to be marked-to-market. The change in fair value of the contingent liability was recognized in general and administrative expense on the consolidated statement of operations. The following balance is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in thousands):

Fair value Measurements Using Significant Unobservable Inputs (Level 3)
Balance at January 1, 2019	$20

Change in fair value of contingent liability	(20)

Balance at December 31, 2019	$—

We have classified our liability for contingent consideration relating to our acquisition of Practice, which we closed in November 2017, within Level 3 of the fair value hierarchy because the fair value is determined using the Monte Carlo simulation model and significant unobservable inputs, including forecasted net bookings attainment. During 2019, we did not observe a significant change in Practice bookings and, therefore, we wrote-off the remaining balance.

Fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy level assigned to each security in our marketable securities portfolio and cash equivalents is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The fair value of cash equivalents included in the Level 1 category is based on quoted prices that are readily and regularly available in an active market. The fair value of the marketable securities included in the Level 2 category is based on observable inputs, such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. These values were obtained from an independent pricing service and were evaluated using pricing models that vary by asset class and may incorporate available trade, bid and other market information and price quotes from well-established independent pricing vendors and broker-dealers. See Note 5—Marketable Securities for further information regarding the fair value of our investments.

13. Leases

The Company leases office space under non-cancelable operating leases with lease terms ranging from one to ten years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional three to five years. These optional periods have not been considered in the determination of the right-of-use assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options. The Company subleases two of its locations. The first sublease term has 12 months remaining and will expire in 2020. The second sublease term has 42 months remaining and will expire in 2023. Both subleases have no option for renewal.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments.

The Company performed evaluations of its contracts and determined that each of its identified leases are operating leases. The components of operating lease expense were as follows:

Year ended December 31,
2019
(in thousands)
Operating lease cost, gross	$8,563
Variable lease cost, gross(1)	2,791
Sublease income	(456)

Total lease costs(2)	$10,898

(1)

Variable rent expense was not included within the measurement of the Company’s operating right-of-use assets and lease liabilities. Variable rent expense is comprised primarily of the Company’s proportionate share of operating expenses, property taxes and insurance and is classified as lease expense due to the Company’s election to not separate lease and non-lease components.

(2)	Short-term lease costs for the year ended December 31, 2019 were not significant and are not included in the table above.

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended December 31, 2019 were $9,320,000 and was included in net cash provided by operating activities in the consolidated statement of cash flows. Right-of-use assets obtained in exchange for lease obligations for the year ended December 31, 2019 was $6,850,000.

As of December 31, 2019, the maturities of the Company’s operating lease liabilities were as follows (in thousands):

2020	$9,737
2021	9,139
2022	9,533
2023	8,964
2024	8,509
Thereafter	15,257

Total lease payments	61,139
Less:
Imputed interest	(12,792)

Lease liabilities	48,347

Tenant improvement reimbursements included in the measurement of lease liabilities but not yet received	(1,113)

Lease liabilities, net	$47,234

As of December 31, 2019, the weighted average remaining lease term is 6.6 years and the weighted average discount rate used to determine operating lease liabilities was 7.13%.

Rent expense under operating leases for 2019 was $10,898,000.

14. Commitments and Contingencies

Letters of Credit

As of December 31, 2019, we had a total of $2.6 million of letters of credit outstanding that were issued for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Litigation

We are involved in various legal proceedings and claims, including challenges to trademarks, from time to time arising in the normal course of business. If we determine that it is probable that a loss has been incurred and the amount is reasonably estimable, we will record a liability.

Between January 13, 2020 and January 30, 2020, five lawsuits were filed by purported stockholders of Instructure challenging the proposed acquisition of Instructure by Thoma Bravo. The first and second lawsuit, brought as putative class actions, are captioned Post v. Instructure, Inc., et al., No. 1:20-cv-00034 (D. Del. filed Jan. 13, 2020) and Zhang v. Instructure, Inc., et al., No. 1:20-cv-00042 (D. Del. filed Jan. 13, 2020). The third, fourth, and fifth lawsuits, brought by the plaintiffs individually, are captioned Bushansky v. Instructure, Inc., et al., No. 3:20-cv-00113 (S.D. Cal. filed Jan. 16, 2020); Domenico v. Instructure, Inc. et al., No. 2:20-cv-00814 (D.N.J. filed Jan. 24, 2020); and Rubin v. Instructure, Inc., et al., No. 3:20-cv-00193 (S.D. Cal. filed Jan. 30, 2020) (collectively, the “Complaints”). The Complaints name as defendants Instructure and each member of the board of directors. The Complaints allege violations of Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14a-9 promulgated thereunder against all defendants, and assert violations of Section 20(a) of the Exchange Act against the individual defendants. The Zhang complaint additionally alleges claims for breach of fiduciary duty against the individual defendants and an aiding and abetting claim against Instructure. The plaintiffs contend that Instructure’s revised definitive proxy statement (the “Proxy Statement”) filed with the SEC on January 7, 2020 omitted or misrepresented material information regarding the Merger. The complaints seek injunctive relief, rescission or rescissory damages, and an award of plaintiffs’ costs, including attorneys’ fees and expenses. The Post and Rubin complaints also seek dissemination of a proxy statement that discloses certain information requested by those plaintiffs. On February 5, 2020, Instructure filed an amendment to the Proxy Statement, which contained certain supplemental disclosures intended to moot plaintiffs’ disclosure claims. On February 5, 2020, the plaintiff in the Post action voluntarily dismissed his case. We believe the claims asserted in the complaints are without merit, and that the outcome of these proceedings will not have a material impact on our consolidated results of operations, cash flows, or financial position. However, any litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could materially and adversely impact our business, results of operations, financial condition, and prospects.

15. Employee Benefit Plan

We sponsor a qualified 401(k) defined contribution plan (the “401(k) Plan”), available to all qualified employees. The 401(k) Plan allows employees to contribute gross salary though payroll deductions up to the legally mandated limit based on their jurisdiction. The 401(k) Plan provides for matching contributions equal to 50% of each participant’s elective contributions, not to exceed $1,000 per participant annually. Participants vest in matching contributions over a four-year period after a one-year cliff vest. The cost recognized for our contributions to the 401(k) Plan for the year ended December 31, 2019 was $917,000.

16. Related-Party Transactions

On May 27, 2019, we hired Jennifer Goldsmith as our Chief Strategy Officer. Ms. Goldsmith is the sibling of Dan Goldsmith, our Chief Executive Officer. Ms. Goldsmith’s initial cash base salary is $260,000 per year. Ms. Goldsmith also received a short-term salary grant of RSUs with a value of $65,000 and a long-term grant of RSUs with a value of $3,585,000. Pursuant to our policies and procedures with respect to related party transactions, the Audit Committee of our board of directors approved this related party transaction on April 24, 2019.

17. Selected Quarterly Financial Data (unaudited)

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the four quarters in 2019 (in thousands except per share data):

	Three Months Ended
	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	(unaudited)
Total revenues	$69,195	$68,335	$62,867	$58,076
Gross profit	46,263	47,045	42,420	39,919
Loss from operations	(23,403)	(20,579)	(22,552)	(19,459)
Net loss	(23,005)	(20,923)	(20,749)	(16,142)
Net loss attributable to common stockholders	(23,005)	(20,923)	(20,749)	(16,142)
Net loss per common share attributable to common stockholders, basic and diluted	(0.61)	(0.56)	(0.56)	(0.45)

18. Subsequent Events

The Company has evaluated subsequent events through February 28 2020, which is the date the consolidated financial statements were available to be issued.

On February 13, 2020, Daniel T. Goldsmith, Chief Executive Officer of Instructure informed the board of directors of his intent to step down as Chief Executive Officer and as a member of the board of directors. Mr. Goldsmith will remain with Instructure until March 6, 2020 to ensure an orderly transition, and Instructure’s executive team formed an Office of the CEO in the interim until a successor can be named. The Office of the

CEO is currently comprised of Matthew A. Kaminer, Jeff Weber, Marta DeBellis, Frank Maylett, Melissa Loble, Mitch Benson, and John Knotwell.

On February 17, 2020, we entered into the Merger Agreement with Thoma Bravo, LLC (“Parent”) and PIV Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”). Pursuant to and subject to the terms of the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) on February 24, 2020 to purchase each share at an offer price of $49.00 per share net to the seller thereof in cash, without interest and subject to any withholdings (the “Offer Price”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the Merger without a vote of the stockholders upon the acquisition by Purchaser of at least a majority of the issued and outstanding shares (other than certain specified shares as more specifically described in the definition of “Minimum Condition” set forth on Annex I to the Merger Agreement). At the effective time, each share will be cancelled and converted into the right to receive the Offer Price.

Under the Merger Agreement, as of the effective time, each (i) option to purchase shares that is unexpired, unexercised, outstanding, and vested as of immediately prior to the effective time (“Vested Company Option”) and (ii) each Company RSU Award (as defined in the Merger Agreement) that is unexpired, unsettled, outstanding, and vested as of immediately prior to the effective time will be cancelled and will be converted into the right to receive the Offer Price (less, in the case of Vested Company Options, the applicable exercise price) in respect of each share underlying such award. With respect to each (i) option to purchase shares that is unexpired, unexercised, outstanding, and unvested as of immediately prior to the effective time (“Unvested Company Option”) and (ii) each Company RSU Award that is unexpired, unsettled, outstanding, and unvested as of immediately prior to the effective time (“Unvested Company RSU Award”) in each case, except for certain specified Unvested Company Option and Unvested Company RSU Awards that are forfeited and canceled upon consummation of the Merger in accordance with the terms of that certain CIC Benefits Waiver (as defined in the Merger Agreement), will be cancelled and replaced with the right to receive the Offer Price (less, in the case of Unvested Company Options, the applicable exercise price) in respect of each share underlying such award (“Cash Replacement Awards”), which Cash Replacement Award will, subject to the holder’s continued service through the applicable vesting dates, vest and be payable at the same time such Unvested Company Option or Unvested Company RSU Award would have vested pursuant to its terms. All Cash Replacement Awards will have the same terms and conditions as applied to the award of Unvested Company Options or Unvested Company RSU Awards for which they were exchanged, except for terms rendered inoperative by reason of the transactions or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of such Cash Replacement Awards.

The Merger Agreement provides certain termination rights for both the Company and Parent, and further provides that a termination fee of $63,540,750 will be payable by the Company to Parent upon termination of the Merger Agreement under certain circumstances and that a reverse termination fee of $136,857,000 will be payable by Parent to the Company upon termination of the Merger Agreement under certain circumstances.

19. Subsequent Events (Unaudited)

The Company has evaluated subsequent events through February 9, 2021.

On March 24, 2020, Thoma Bravo completed the previously announced acquisition of the Company, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 17, 2020, by and among the Company, Instructure Holdings, LLC, and Purchaser. Purchaser paid a total of approximately $2 billion in cash in the Offer and Merger, without giving effect to related transaction fees and expenses, and funded the payments required to complete the Offer and Merger with a combination of the proceeds of equity financing provided by the Thoma Bravo Fund XIII, L.P., debt financing sources and a portion of the Company’s cash on hand.

On March 24, 2020, we entered into a credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”). The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775.0 million, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70.0 million (the “Incremental Term Loan” and, together with the Initial Term Loan, the “Term Loan”). The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50.0 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit.

All obligations under the Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by Instructure Intermediate Holdings III, LLC and its current and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries).

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the aggregate original principal amount of Term Loan. Further, until the last day of the fourth full fiscal quarter ending after March 24, 2020, the Credit Facilities bear interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor. Thereafter, on the last day of each of the five full fiscal quarters, we have the option to (i) retain the aforementioned applicable margins or (ii) switch to the applicable margins set forth on a pricing grid which, subject to certain pro forma total net leverage ratio limits, provides for applicable margins ranging from 5.50% to 7.00%, in the case of Eurodollar loans, and 4.50% to 6.00% in the case of ABR Loans (as defined in the Credit Agreement). The applicable margins set forth on the pricing grid become mandatory beginning on the last day of the tenth full fiscal quarter ending after March 24, 2020.

On April 27, 2020, the Company adopted the Instructure Parent, LP Incentive Equity Plan (the “Plan”) of Instructure Parent, LP. The Plan provides the board of managers the authority to sell or grant Class A Units and/or Class B Units (collectively, the “Units”) to provide incentives to present and future employees, consultants, directors, managers, independent contractors or advisors. The Plan is intended to qualify under Securities and Exchange Commission Rule 701 and Rule 506, as applicable.

Steve Daly was appointed as the Company’s Chief Executive Officer, which became effective as of July 1, 2020.

On September 30, 2020, the Company began executing on its plan to sell Bridge, the Company’s corporate learning platform. The sale of Bridge is expected to take place within the next few months.

On December 22, 2020, the Company acquired all outstanding shares of Certica, a leader in student assessment software, for a total purchase consideration of approximately $125.0 million primarily funded with the Incremental Term Loan and cash.

We are not presently party to any legal proceedings that in the opinion of the Company, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

•

On January 14, 2020, we issued 1,000 shares of common stock, par value $0.01 per share, of Instructure Intermediate Holdings I, Inc. in consideration of a contribution from Instructure Parent, LP of $10.00.

The shares of common stock in the transaction listed above were issued in reliance upon Section 4(a)(2) of the Securities Act as the sale of such securities did not involve a public offering. The recipient of the securities in this transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The recipient had adequate access, through its relationships with us, to information about the Company.

Item 16.    Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of Instructure Intermediate Holdings I, Inc., as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of Instructure, Inc., to be in effect upon the closing of this offering

3.3*	Bylaws of Instructure Intermediate Holdings I, Inc., as currently in effect

3.4*	Form of Amended and Restated Bylaws of Instructure, Inc., to be in effect upon the closing of this offering

4.1*	Form of Common Stock Certificate

4.2*	Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Credit Agreement, dated March 24, 2020, by and among Instructure Intermediate Holdings III, LLC, Instructure Holdings, LLC, Instructure, Inc., the Guarantors, the Lenders, Golub Capital Markets LLC, as administrative agent for the Lenders, and Golub Capital Markets LLC, as collateral agent for the Secured Parties

10.2+*	Instructure, Inc. 2021 Omnibus Incentive Plan

10.3+*	Form of Incentive Stock Option Agreement

10.4+*	Form of Restricted Stock Agreement

10.5+*	Form of Nonqualified Stock Option Agreement

10.6+*	Form of Stock Appreciation Rights Agreement

10.7+*	Instructure, Inc. 2021 Employee Stock Purchase Plan

10.8+*	Form of Restricted Stock Unit Agreement

10.9+*	Form of Indemnification Agreement

10.10*	Form of Director Nomination Agreement

21.1*	List of Subsidiaries of Instructure, Inc.

23.1*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.2*	Consent of Independent Registered Public Accounting Firm

24.1*	Powers of Attorney (included on signature page)

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on                     , 2021.

Instructure, Inc.

By:

Name:	Steve Daly

Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Instructure, Inc. hereby appoint each of                 ,                  and                 , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Steve Daly	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Dale Bowen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Charles Goodman	Chairman of the Board of Directors	, 2021

Erik Akopiantz	Director	, 2021

James Hutter	Director	, 2021

Brian Jaffee	Director	, 2021

Paul Holden Spaht, Jr.	Director	, 2021